                                               FILED PURSUANT TO RULE 424(b)(5)
                             REGISTRATION NOS. 33-54755, 33-63947 AND 333-00361


PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED DECEMBER 7, 1995)

                                                     [LOGO OF PUBLIC STORAGE(R)]

                               6,000,000 SHARES

                             PUBLIC STORAGE, INC.


           DEPOSITARY SHARES EACH REPRESENTING 1/1,000 OF A SHARE OF
                  8.45% CUMULATIVE PREFERRED STOCK, SERIES H
       LIQUIDATION PREFERENCE EQUIVALENT TO $25.00 PER DEPOSITARY SHARE

                                ---------------
  Each of the 6,000,000 Depositary Shares (the "Depositary Shares") offered hereby represents ownership of 1/1,000 of a share of 8.45% Cumulative Preferred Stock, Series H (the "Preferred Stock") of Public Storage, Inc. (the "Company"), deposited with The First National Bank of Boston, as Depositary, and entitles the holder to all proportional rights, preferences and privileges of the Preferred Stock represented thereby (including dividend, voting, redemption and liquidation rights and preferences). The proportionate liquidation preference of each Depositary Share is $25. See "Description of Preferred Stock and Depositary Shares."

  Dividends on the Preferred Stock represented by the Depositary Shares are cumulative from the date of issue and are payable quarterly, commencing on March 31, 1996 at the rate of 8.45% of the liquidation preference per year ($2.1125 per year per Depositary Share). See "Description of Preferred Stock and Depositary Shares--Dividends."

  Except in certain circumstances relating to the Company's qualification as a real estate investment trust ("REIT"), the Preferred Stock is not redeemable prior to January 31, 2001. On or after January 31, 2001, the Preferred Stock and, therefore, the Depositary Shares, will be redeemable at the option of the Company, in whole or in part, at a redemption price equivalent to $25 per Depositary Share, plus dividends accrued and unpaid to the redemption date. See "Description of Preferred Stock and Depositary Shares--Redemption" and "Certain Federal Income Tax Considerations--Tax Treatment of the Company" in the accompanying Prospectus.

  The Depositary Shares have been approved for listing on the New York Stock Exchange ("NYSE"), under the symbol "PSAPrH," subject to official notice of issuance. See "Underwriting."

  Ownership of more than 9.9% of the outstanding Depositary Shares or of the outstanding Preferred Stock is restricted in order to preserve the Company's status as a REIT for federal income tax purposes. See "Description of Common Stock and Class B Common Stock--Ownership Limitations" in the accompanying Prospectus.

  PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER "RISK FACTORS" BEGINNING ON PAGE 4 IN THE ACCOMPANYING PROSPECTUS.
                                ---------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                ---------------
  THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------
                                                          UNDERWRITING
                                        PRICE TO          DISCOUNTS AND        PROCEEDS TO
                                        PUBLIC(1)        COMMISSIONS(2)       COMPANY(2)(3)
-------------------------------------------------------------------------------------------
Per Depositary Share............         $25.00              $.7875             $24.2125
-------------------------------------------------------------------------------------------
Total(4)........................      $150,000,000         $4,725,000         $145,275,000
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------

(1) Plus accrued dividends, if any, from the date of issue.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses payable by the Company estimated at $200,000.
(4) The Company has granted the Underwriters an option for 30 days to purchase up to an additional 900,000 Depositary Shares on the same terms set forth above to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $172,500,000, $5,433,750, and $167,066,250, respectively. See "Underwriting."
                                ---------------

  The Depositary Shares are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that delivery of the Depositary Shares will be made in New York, New York on or about January 25, 1996.
                                ---------------

SMITH BARNEY INC.
     PAINEWEBBER INCORPORATED
             DONALDSON, LUFKIN & JENRETTE
                     SECURITIES CORPORATION
                       PRUDENTIAL SECURITIES INCORPORATED
                              ROBERTSON, STEPHENS & COMPANY
                                            THE ROBINSON-HUMPHREY COMPANY, INC.

January 22, 1996

Public Storage's Facilities

[MAP OF UNITED STATES APPEARS HERE WITH SYMBOLS INDICATING THE LOCATIONS OF MINI-WAREHOUSES AND BUSINESS PARKS.]



At November 16, 1995, Public Storage had direct or indirect ownership interests in 1,044 facilities and operated an additional 77 facilities located in or near major metropolitan areas in 38 states.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DEPOSITARY SHARES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                         PROSPECTUS SUPPLEMENT SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. Unless otherwise indicated, all information in this Prospectus Supplement assumes that the Underwriters' over-allotment option will not be exercised. All references to the "Company" in this Prospectus shall be deemed to include Public Storage, Inc. (formerly named "Storage Equities, Inc."), its predecessors, and those entities in which the Company owns or controls a majority of the economic interests, unless the context indicates otherwise. Pro forma information reflects consummation of the Merger (as defined), unless the context indicates otherwise.

                                  THE COMPANY

  Public Storage, Inc. (the "Company" or "Public Storage") is a fully integrated, self-administered and self-managed real estate investment trust ("REIT") that acquires, develops, owns and operates self-service mini-warehouse facilities. The Company is the largest owner and operator of mini-warehouses in the United States with direct and indirect equity investments in 1,009 mini-warehouses containing approximately 59.2 million square feet of space at November 16, 1995. The Company's mini-warehouses, which are located primarily in or near major metropolitan markets in 37 states, offer relatively low-cost, easily accessible and enclosed storage space for both personal and business use. See "Business."

  The Company's primary objective is to maximize shareholder value by increasing funds from operations per share of Common Stock through internal growth and the acquisition and development of additional mini-warehouses. The Company believes that its access to capital, geographic diversification and operating efficiencies resulting from its size enhance its ability to achieve this objective. The net proceeds of this offering of Depositary Shares (the "Offering") will be used to make additional investments in mini-warehouses and to reduce mortgage debt.

  The Company believes that its mini-warehouses have attractive operating characteristics. During the nine months ended September 30, 1995, on a pro forma basis, the "Public Storage Same-Store mini-warehouses" had an average occupancy level of 90% compared with an average break-even occupancy level (before depreciation expense and debt service) of only 28% resulting in an operating margin (net operating income before depreciation and amortization expense divided by rental income) of 71%. "Public Storage Same-Store mini-warehouses" refers to a group of 911 mini-warehouses in which the Company has an interest as of November 16, 1995 and in which either the Company or its predecessors have had an interest since January 1990. The Company's tenant base, which is comprised of more than 500,000 individuals and businesses, has an average occupancy term of 12 months, and no one mini-warehouse accounts for more than 1% of revenues. In addition, the Company's mini-warehouses are characterized by a low level of capital expenditures required to maintain their condition and appearance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Pro Forma."

  The Company further believes that its operating results have benefitted from favorable industry trends and conditions. Notably, the level of new mini-warehouse construction has decreased since 1988 while consumer demand has increased. In addition, in recent years consolidation has occurred in the fragmented mini-warehouse industry. The Company believes that it is well-positioned to capitalize on this consolidation trend due to its demonstrated access to capital and national presence. The Company currently operates approximately the same square footage of mini-warehouse space as the next seven largest operators combined and more than three times as much space as the next largest operator.

  The Company's five senior officers have been responsible for the acquisition of more than 350 mini-warehouses, the development of more than 650 mini-warehouses and the management of more than 1,000 mini-warehouses during their average 17 years of experience with the Company. In addition, the Company's senior management has a significant ownership position in the Company with officers, directors and their affiliates beneficially owning approximately 39.5 million shares or 55% of the Common Stock of the Company (the "Common Stock") as of November 16, 1995.

  The Company has elected to be subject to tax as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"). See "Business" and "Certain Federal Income Tax Considerations" in the accompanying Prospectus.

                                   THE MERGER

  In a series of mergers among Public Storage Management, Inc. and its affiliates (collectively, "PSMI"), which was the Company's mini-warehouse property operator, culminating in the November 16, 1995 merger of PSMI into the Company (the "Merger"), the Company became self-administered and self-managed and acquired substantially all of the United States real estate operations of PSMI. In addition, the Company's name was changed from Storage Equities, Inc. to Public Storage, Inc. and the outstanding capital stock of PSMI was converted into an aggregate of 30,000,000 shares of Common Stock, subject to certain adjustments, and the right to receive 7,000,000 shares of Class B Common Stock. See "Description of Common Stock and Class B Common Stock" in the accompanying Prospectus.

  The real estate operations acquired in the Merger included (1) the "Public Storage" name, (2) general and limited partnership interests in 47 limited partnerships owning an aggregate of 286 mini-warehouses, (3) shares of common stock in 16 REITs owning an aggregate of 218 mini-warehouses and 14 commercial properties, (4) seven wholly owned properties, (5) all-inclusive deeds of trust secured by ten mini-warehouses, (6) property management contracts, exclusive of facilities owned by the Company, for 563 mini-warehouses and, through ownership of a 95% economic interest in a subsidiary, 24 commercial properties (522 of which collectively were owned by entities affiliated with PSMI) and (7) a 95% economic interest in another subsidiary that currently sells locks and boxes in mini-warehouses operated by the Company (the "Lock/Box Company").


                               GROWTH STRATEGIES

  The Company's growth strategies focus on improving the operating performance of its existing properties and on increasing its ownership of mini-warehouses through additional investments. Major elements of these strategies are as follows:

 . Increase net cash flow of existing properties. The Company seeks to increase the net cash flow generated by its existing properties by (i) increasing average occupancy rates and (ii) achieving higher levels of realized monthly rents per occupied square foot. Average occupancy at the Public Storage Same-Store mini-warehouses has increased from 85.1% in 1992 to 90.3% for the nine months ended September 30, 1995. Similarly, realized monthly rents per occupied square foot have increased approximately 11.3% during this same period. These factors have resulted in growth in net operating income at Public Storage Same-Store mini-warehouses of approximately 10.5%, 7.8% and 5.5% in 1993, 1994 and the nine months ended September 30, 1995, respectively, over the prior period.

 . Acquire properties operated and partially owned by the Company. In addition to 262 wholly owned mini-warehouses, the Company operates, on behalf of approximately 82 ownership entities, 747 mini-warehouses under the "Public Storage" name in which it has a partial equity interest. From time to time, some of these mini-warehouses or interests in them are available for purchase, providing the Company with a source of additional acquisition opportunities.
The Company believes these properties include some of the better located, better constructed mini-warehouses in the industry. Because these properties are partially owned by the Company, it is provided with reliable operating information prior to acquisition and these properties are easily integrated into its portfolio. From January 1, 1992 through November 16, 1995 (exclusive of properties acquired in the Merger), the Company acquired a total of 182 mini-warehouses which were operated under the "Public Storage" name (10.4 million square feet of space at an aggregate purchase price of $468 million).

 . Acquire properties owned or operated by others. The Company believes its presence in and knowledge of substantially all of the major markets in the United States enhances its ability to identify attractive acquisition opportunities and capitalize on the overall fragmentation in the mini-warehouse industry. The Company maintains local market information on rates, occupancy and competition in each of the markets in which it operates. Of the more than 20,000 mini-warehouses in the United States, the Company believes that the ten largest operators manage less than 15% of the total space. From January 1, 1992 through November 16, 1995, the Company acquired a total of 57 mini-warehouses (3.3 million square feet of space at an aggregate purchase price of $145 million) operated by other operators.

 . Develop properties in selected markets. The Company has recently completed construction of a mini-warehouse in Atlanta, Georgia. The Company's Board of Directors has approved the development of 11 additional mini-warehouses with 6,400 estimated units containing 638,000 square feet of space at an estimated cost (including land costs) of $42,000,000. Two of the developments are located in Atlanta, three in Denver, Colorado, two in Austin, Texas, one in Bergen County, New Jersey, one in Orlando, Florida, one in Miami Beach, Florida, and one in Orange County, California. The Company is also expanding two properties in Los Angeles, California to include commercial space at an aggregate cost (including land costs) of $4,600,000. Development of these properties is subject to contingencies. All are scheduled to open at various dates between January 1996 and early 1997. The Company is evaluating the feasibility of developing additional mini-warehouses in selected markets in which there are few, if any, facilities to acquire at attractive prices and where the scarcity of other undeveloped parcels of land or other impediments to development make it difficult to construct additional competing facilities.

 . Access to capital. The Company believes that its strong financial position enables it to access capital for growth. The Company's long-term debt, as a percentage of shareholders' equity, has decreased from 60% at December 31, 1990 to, on a pro forma basis, 13% at September 30, 1995, thereby significantly reducing refinancing risks. The Company currently has a $125 million unsecured credit facility (LIBOR plus .75% to 1.5%) with a bank group led by Wells Fargo Bank, which the Company uses as a temporary source of acquisition financing. The Company seeks to ultimately finance all acquisitions with permanent sources of capital. From January 1, 1992 through September 30, 1995, the Company has issued approximately $335 million of perpetual preferred and $197 million of common equity to finance such acquisitions. See "Business--Borrowings" and "-- Limitations on Debt."

 . Conservative distribution policy. The Company seeks to retain significant funds (after funding its distributions and capital improvements) for additional property investments and debt reduction. During the nine months ended September 30, 1995, the Company distributed 51% of its funds from operations ("FFO") allocable to Common Stock and retained $17.9 million. On a pro forma basis, the Company would have distributed 46% of its FFO allocable to Common Stock and would have retained $50.4 million during this period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Pro forma--Liquidity and Capital Resources."

                              OPERATING STRATEGIES

  The Company operates its mini-warehouses under the "Public Storage" name, the most recognized name in the mini-warehouse industry. The major elements of the Company's operating strategies are as follows:

 . Capitalize on Public Storage name recognition. The Company, together with its predecessor, has more than 20 years of operating experience in the mini-warehouse business, and is the largest operator of mini-warehouses in the United States. As of November 16, 1995, the Company operated 1,076 mini-warehouses aggregating approximately 63.1 million square feet of space located in 37 states. In the past eight years, in excess of $56 million has been expended promoting the "Public Storage" name. The Company believes that its marketing and advertising programs improve its competitive position in the market. The Company believes that it is the only mini-warehouse operator regularly using television advertising in several major markets around the country, and its in-house Yellow Pages staff designs and places advertisements in approximately 700 directories. In addition, the Company offers a toll-free referral system, 800-44-STORE, which services approximately 100,000 calls per year from potential customers inquiring as to the nearest Public Storage mini-warehouse.

 . Maintain high occupancy levels and increase realized rents. Subject to market conditions, the Company generally seeks to achieve average occupancy levels in excess of 90% and to eliminate promotions prior to increasing rental rates. Average occupancy for the Public Storage Same Store mini-warehouses increased from 85.1% in 1992 to 89.6% in 1994. During the nine months ended September 30, 1995, the average occupancy was 90.3% compared to 89.5% for the comparable period in 1994. Realized monthly rents per square foot increased from $0.62 in 1992 to $0.69 during the nine months ended September 30, 1995. The Company has increased rental rates in many markets where it has achieved high occupancy levels and eliminated or minimized promotions.

 . Concentrate properties in major markets. The Company is focused on owning and acquiring mini-warehouses located principally in the 54 largest metropolitan areas (those with populations in excess of 1,000,000) throughout the country. The Company believes that the events resulting in the rental of mini-warehouse space occur with greater frequency in the larger metropolitan areas than in less populous areas. By concentrating its facilities within these markets, the Company can also achieve economies of scale with respect to property operations and advertising.

 . Focus on high quality properties in prime locations. The Company seeks to own high quality properties located on prime land with high traffic counts, high visibility and a dense population within a three to five mile radius. The Company believes that facilities located on prime land are less susceptible to the threat of competition via new development and, as a result, have more stable cash flows. The Company is also committed to investing the capital necessary to maintain the high quality of its facilities and to upgrade them when warranted by market conditions.

 . Systems and controls. The Company has an organizational structure and a property management system, "CHAMP" (Computerized Help and Management Program), which links its corporate office with each mini-warehouse. This enables the Company to obtain daily information from each mini-warehouse and to achieve efficiencies in operations and maintain control over space inventory, rental rates, promotional discounts and delinquencies. Expense management is achieved through centralized payroll and accounts payable systems and a comprehensive property tax appeals department, and the Company has an extensive internal audit program designed to ensure proper handling of cash collections.

 . Professional property operation. In addition to approximately 120 support personnel at the Company's corporate offices, there are approximately 2,700 on-site personnel who manage the day-to-day operations of the mini-warehouses operated by the Company. These on-site personnel are supervised by 107 district managers, 14 regional managers and three divisional managers (with an average of 12 years experience in the mini-warehouse industry) who report to the Company's senior vice president responsible for mini-warehouse property operations (who has 11 years of experience with the Company). The Company carefully selects and extensively trains the operational and support personnel and offers them a progressive career path. See "Management."


                                ----------------

  The Common Stock and the Company's 10% Cumulative Preferred Stock, Series A (the "Series A Preferred Stock"), 9.20% Cumulative Preferred Stock, Series B (the "Series B Preferred Stock"), Adjustable Rate Cumulative Preferred Stock, Series C (the "Series C Preferred Stock"), 9.50% Cumulative Preferred Stock, Series D (the "Series D Preferred Stock"), 10% Cumulative Preferred Stock, Series E (the "Series E Preferred Stock"), 9.75% Cumulative Preferred Stock, Series F (the "Series F Preferred Stock"), 8 7/8% Cumulative Peferred Stock, Series G (the "Series G Preferred Stock") and 8.25% Convertible Preferred Stock (the "Convertible Preferred Stock") are traded on the NYSE under the symbols PSA, PSA PrA, PSA PrB, PSA PrC, PSA PrD, PSA PrE, PSA PrF, PSA PrG and PSA PrX, respectively.

                                  THE OFFERING

Securities Offered..........  6,000,000 Depositary Shares, each representing a
                              1/1,000 of a share of Preferred Stock. The
                              Depositary Shares have been approved for listing on the NYSE, subject to official notice of issuance. See "Underwriting."

Use of Proceeds.............  The Company intends to use the net proceeds of the offering to make investments in real estate assets, primarily mini-warehouses, and interests in real estate partnerships. See "Use of Proceeds."

Ranking.....................  With respect to the payment of dividends and amounts upon liquidation, the Preferred Stock will rank pari passu with the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock, the Series D Preferred Stock, the Series E Preferred Stock, the Series F Preferred Stock and the Series G Preferred Stock (collectively, together with the Preferred Stock, the "Senior Preferred Stock") and any other shares of preferred stock of the Company ranking pari passu with the Senior Preferred Stock, and will rank senior to the Common Stock and any other capital stock of the Company ranking junior to the Preferred Stock, including the Convertible Preferred Stock. See "Description of Preferred Stock and Depositary Shares--Preferred Stock-- Dividends" and "--Liquidation Rights" and "Description of Preferred Stock and Depositary Shares--Depositary Shares--Dividends" and "-- Liquidation Preference."

Dividends...................  Dividends on the Preferred Stock represented by the Depositary Shares are cumulative from the date of issue and are payable quarterly, commencing on March 31, 1996, at the rate of 8.45% per year. See "Description of Preferred Stock and Depositary Shares--Preferred Stock-- Dividends" and "--Depositary Shares--Dividends."

Liquidation Rights..........  Equivalent to $25 per Depositary Share, plus an amount equal to accrued and unpaid dividends
                              (whether or not declared). See "Description of Preferred Stock and Depositary Shares--Preferred Stock--Liquidation Rights" and "--Depositary Shares--Liquidation Rights."

Redemption .................
                              Except in certain circumstances relating to the Company's qualification as a REIT, the Preferred Stock is not redeemable prior to January 31, 2001. On and after January 31, 2001, the Preferred Stock (and, therefore, the Depositary Shares) will be redeemable for cash at the option of the Company, in whole or in part, at a redemption price equivalent to $25 per Depositary Share, plus dividends accrued and unpaid to the redemption date. See "Description of Preferred Stock and Depositary Shares--Preferred Stock-- Redemption" and "--Depositary Shares--Redemption" and "Certain Federal Income Tax Considerations-- Tax Treatment of the Company" in the accompanying Prospectus.

Voting Rights...............  Whenever dividends on the Preferred Stock or any other series of preferred stock are in arrears for six quarterly dividend periods, holders of the Depositary Shares (as a result of their indirect ownership of the Preferred Stock), voting as a class with all other series of Senior Preferred Stock, will have the right to elect two additional directors to serve on the Board of Directors until all dividend arrearages are eliminated. If the "Debt Ratio" on the last day of any two consecutive fiscal quarters exceeds 50% (unless such condition is approved or ratified by holders of a majority of the Preferred Stock), the holders of each of the series of Senior Preferred Stock will be entitled to elect two additional directors (in addition to any directors elected for defaults in dividends) until the Debt Ratio is less than 50%. In addition, certain changes to the terms of the Preferred Stock that would be materially adverse to the rights of holders of the Preferred Stock cannot be made without the affirmative vote of holders of two-thirds of the outstanding Preferred Stock and certain changes to the Company's Bylaws cannot be made without the affirmative vote of the holders of a majority of the shares of Preferred Stock. See "Description of Preferred Stock and Depositary Shares-- Preferred Stock--Voting Rights" and "--Depositary Shares--Voting" and "Business--Prohibited
                              Investments and Activities" and "--Limitations on Debt."

                         SUMMARY FINANCIAL INFORMATION
            (IN THOUSANDS, EXCEPT PER SHARE AND MINI-WAREHOUSE DATA)

                                NINE MONTHS ENDED
                                  SEPTEMBER 30,                     YEAR ENDED DECEMBER 31,
                         ---------------------------------  ------------------------------------------
                              1995                               1994
                         (PRO FORMA)(1)   1995      1994    (PRO FORMA)(1)   1994      1993      1992
                         -------------- --------  --------  -------------- --------  --------  -------
                            (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AND PER SQUARE FOOT DATA)
OPERATING DATA:
 Total revenues.........    $197,032    $148,048  $106,089     $248,441    $147,196  $114,680  $97,448
 Depreciation and
  amortization..........      39,809      27,887    20,532       51,022      28,274    24,998   22,405
 Interest expense.......      11,797       5,249     4,455       16,350       6,893     6,079    9,834
 Minority interest in
  income................       5,304       5,449     7,795        6,918       9,481     7,291    6,895
 Net income.............      79,980      49,221    29,884       96,621      42,118    28,036   15,123
OTHER DATA:
 Funds from
  operations(2).........     127,820      68,825    39,446      158,016      56,143    35,830   21,133
 Preferred stock
  dividends.............      24,246      21,904    11,802       31,206      16,846    10,888      812
 Ratio of earnings to
  combined fixed charges
  and preferred stock
  dividends(3)..........        2.59x       2.07x     2.31x        2.41x       2.22x     2.40x    2.89x
 Ratio of funds from
  operations to
  combined fixed charges
  and preferred stock
  dividends(4)..........        3.87x       2.73x     2.70x        3.67x       2.66x     2.47x    2.91x
MINI-WAREHOUSE DATA(5):
 Net square footage at
  end of period (in
  thousands)............      59,216      30,102    22,145       59,216      22,450    18,587   16,311
 Number of mini-
  warehouses at end of
  period................       1,009         509       377        1,009         386       316      278
SAME STORE MINI-
 WAREHOUSE DATA(6):
 Weighted average
  occupancy for the
  period................        90.3%       90.0%     90.3%        89.6%       90.3%     89.5%    86.8%
 Weighted average
  realized monthly rent
  per occupied square
  foot for the period...    $   0.69    $   0.60  $   0.58     $   0.67    $   0.59  $   0.56  $  0.55
 Operating margin(7)....        70.9%       64.5%     64.1%        70.1%       64.1%     63.5%    61.9%

                                                    SEPTEMBER 30, 1995
                                          --------------------------------------
                                                                    PRO FORMA
                                            ACTUAL   PRO FORMA(1) AS ADJUSTED(8)
                                          ---------- ------------ --------------
BALANCE SHEET DATA:
 Total assets............................ $1,190,061  $1,829,157    $2,065,383
 Total debt..............................    110,689     189,170       119,923
 Shareholders' equity....................    922,941   1,479,081     1,791,022

                                                   (Footnotes on following page)

--------
(1) Pro forma to give effect to (i) the issuance and investment of approximately $500 million of additional capital through the issuance of preferred stock and Common Stock in public offerings, (ii) the issuance of Common Stock in connection with the mergers of Public Storage Properties VI, VII and VIII, Inc. into the Company and (iii) the Merger, as if such transactions were completed at the beginning of 1994. See the Company's Current Report on Form 8-K dated November 16, 1995.

(2) FFO is used by many financial analysts in evaluating REITs. The Company defines FFO as net income (loss) (computed in accordance with GAAP) before
    (i) gain (loss) on early extinguishment of debt, (ii) minority interest in income and (iii) gain (loss) on disposition of real estate, adjusted as follows: (i) plus depreciation and amortization (including the Company's pro-rata share of depreciation and amortization of unconsolidated equity interests and amortization of assets acquired in the Merger (including property management agreements and goodwill)), and (ii) less FFO attributable to minority interest. The National Association of Real Estate Investment Trusts, Inc. ("NAREIT") definition of FFO does not specifically address the treatment of minority interest in the determination of FFO or the treatment of the amortization of property management agreements and goodwill. In the case of the Company, FFO represents amounts attributable to its shareholders after deducting amounts attributable to the minority interests and before deductions for the amortization of property management agreements and goodwill. FFO does not take into consideration principal payments on debt, capital improvements, distributions and other obligations of the Company. Accordingly, FFO is not a substitute for the Company's net cash provided by operating activities or net income as a measure of the Company's liquidity or operating performance.

(3) For purposes of these computations, earnings consist of net income before minority interest in income, loss on early extinguishment of debt and gain on disposition of real estate plus fixed charges less the portion of minority interest in income for those consolidated minority interests which had no fixed charges during the period. Fixed charges consist of interest expense.

(4) For purposes of these computations, funds from operations consists of FFO plus fixed charges. Fixed charges consist of interest expense.

(5) Reflects information regarding properties in which the Company has an interest, not the Company's proportionate interest in such properties. See "Business--General" and "--Investment in Facilities."

(6) Same Store mini-warehouses, with respect to the historical information, represents 246 mini-warehouses in which the Company has had an interest since January 1990. Same Store mini-warehouses, with respect to the pro forma information, represents the 911 Public Storage Same Store mini-warehouses. See "--The Company."

(7) Operating margin means net operating income (before depreciation and amortization expense) divided by rental income. On an historical basis, operating margin reflects payment of property management fees. After the Merger, the Company pays no property management fees. Accordingly, on a pro forma basis, operating margin reflects payment of actual property management expenses. Owners of properties operated by the Company pay property management fees to the Company.

(8) As adjusted to give effect to the December 1995 issuance of $172.5 million of depositary shares representing the Series G Preferred Stock, the sale of the Depositary Shares offered hereby (assuming no exercise of the Underwriters' over-allotment option) and the application of a portion of the net proceeds therefrom to repay indebtedness.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the Depositary Shares offered hereby (assuming no exercise of the Underwriters' over-allotment option) are estimated at approximately $145.1 million. The Company intends to use the net proceeds from the Offering, together with the proceeds remaining from the December 1995 offering of Series G Preferred Stock ($35,656,000 at January 19, 1996), to make investments in real estate, primarily mini-warehouses, including mortgage loans and interests in real estate partnerships and to repay an aggregate of $21,917,000 of mortgage debt bearing interest at variable rates, currently ranging from 7.6% to 9.2% per year. See "Recent Developments--Issuance of Series G Preferred Stock."

  Pending investment in real estate assets, the net proceeds of the Offering will be deposited in interest bearing accounts or invested in certificates of deposit, United States government obligations or other short-term, high-quality debt instruments selected at the discretion of the officers of the Company.

                              RECENT DEVELOPMENTS

  Merger with PSMI. See "Prospectus Supplement--The Merger" for a discussion of the November 1995 merger of PSMI into the Company.

  Issuance of Series G Preferred Stock. In December 1995, the Company publicly issued $172.5 million of depositary shares, representing the Series G Preferred Stock. Dividends on the Series G Preferred Stock are payable quarterly at the rate of 8 7/8% per year. The net proceeds from that offering are being used to reduce debt and make investments in real estate, primarily mini-warehouses. See "Use of Proceeds" and "Capitalization."

  Proposed Mergers with Affiliated REITs. In December 1995, the Company and two affiliated REITs, Public Storage Properties IX, Inc. ("PSP9") and PS Business Parks, Inc. ("PSBP"), agreed, subject to certain conditions, to merge. In these mergers, PSP9 and PSBP would be merged into the Company and the common stock of PSP9 and PSBP would be converted into Common Stock of the Company or, with respect to up to 20% of the common stock of each of PSP9 and PSBP, cash, at the election of the shareholders of PSP9 and PSBP, respectively. In these mergers, the Company would issue approximately 2,100,000 shares of Common Stock, assuming no cash elections and a trading price of the Company's Common Stock of $20 per share. These mergers are conditioned on, among other requirements, approval by the shareholders of PSP9 and PSBP.

  PSP9 owns 15 properties located in six states, including 13 mini-warehouses, one business park and one combination mini-warehouse/business park facility, and PSBP owns one business park in California. The Company owns 24% and 31% of the common stock of PSP9 and PSBP, respectively, and operates their properties.

  In 1990 and 1991, PSMI organized 18 finite life REITs traded on the AMEX, including PSP9 and PSBP. Three of these finite life REITs were merged into the Company in 1994 and 1995.

                                 CAPITALIZATION

  The table below sets forth as of September 30, 1995 the historical consolidated capitalization of the Company and the consolidated capitalization of the Company (i) on a pro forma basis as if the Merger and the acquisition of eight facilities subsequent to September 30, 1995 had been consummated as of September 30, 1995 and (ii) pro forma as adjusted to give effect to the December 1995 issuance of $172.5 million of depositary shares representing the Series G Preferred Stock, the sale of the Depositary Shares offered hereby (assuming no exercise of the Underwriters' over-allotment option) and the application of a portion of the estimated net proceeds therefrom to repay indebtedness. See "Use of Proceeds," "Prospectus Summary--The Merger" and "Selected Financial Information."

                                                   SEPTEMBER 30, 1995
                                            -----------------------------------
                                                                     PRO FORMA
                                              ACTUAL    PRO FORMA   AS ADJUSTED
                                            ----------  ----------  -----------
                                                 (DOLLARS IN THOUSANDS)
Total debt:
  Line of credit with banks(1)............. $    5,000  $    5,000  $      --
  Senior notes.............................        --       68,000      65,500
  Mortgage notes payable(2)................    105,689     116,170      54,423
                                            ----------  ----------  ----------
    Total debt.............................    110,689     189,170     119,923
Minority interest..........................    133,795     133,795     127,326
Shareholders' equity:
  Preferred Stock, $.01 par value,
   50,000,000 shares
   authorized:(3)
    Senior Preferred Stock, 11,106,000
     shares issued and outstanding ........    277,650     277,650     277,650
    Depositary Shares representing
     interests in Senior Preferred Stock,
     12,900,000 shares issued and
     outstanding, pro forma as
     adjusted..............................        --          --      322,500
    Convertible Preferred Stock, 2,331,200
     shares issued and outstanding(4)......     85,970      85,970      85,970
  Common Stock, $.10 par value, 60,000,000
   shares authorized, (200,000,000
   authorized, pro forma) 42,064,283
   shares issued and outstanding
   (72,064,283 issued and outstanding,
   pro forma)(5)...........................      4,207       7,207       7,207
  Class B Common Stock, $.10 par value,
   no shares authorized or issued and
   outstanding (7,000,000 authorized,
   pro forma)(5)...........................        --          700         700
  Paid-in capital..........................    562,168   1,114,608   1,104,049
  Cumulative net income....................    221,706     221,706     221,706
  Cumulative distributions paid............   (228,760)   (228,760)   (228,760)
                                            ----------  ----------  ----------
    Total shareholders' equity.............    922,941   1,479,081   1,791,022
                                            ----------  ----------  ----------
      Total capitalization................. $1,167,425  $1,802,046  $2,038,272
                                            ==========  ==========  ==========

--------
(1) As of January 19, 1996, no amounts were outstanding.
(2) Pro Forma as adjusted reflects repayment of $51.3 million of mortgage debt, including $21.9 milllion to be repaid after January 19, 1996. See "Use of Proceeds."
(3) None of the outstanding series of preferred stock has a mandatory redemption or sinking fund provision.
(4) Includes 31,200 shares of mandatorily convertible participating preferred stock with a current liquidation preference of $31.2 million.
(5) Includes 6,412,210 shares of Common Stock which the Company has agreed to issue in the Merger, subject to resolution of certain post-Merger adjustments, and 7,000,000 shares of Class B Common Stock to be issued in connection with the Merger, subject to certain conditions. See "Prospectus Supplement Summary--The Merger" and "Description of Common Stock and Class B Common Stock--Class B Common Stock" in the accompanying Prospectus.

                         SELECTED FINANCIAL INFORMATION

  The following selected historical financial information relating to each of the three years in the period ended December 31, 1994 has been derived from the audited financial statements of the Company for the periods indicated. The selected financial information of the Company presented in the table below for the nine months ended September 30, 1995 and 1994 is unaudited; however, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for such periods have been included. The results of operations for the nine months ended September 30, 1995 and 1994 may not be indicative of results of operations to be expected for the full year. The data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus Supplement and the financial statements included in the documents incorporated by reference in the accompanying Prospectus. The selected pro forma financial information set forth below is for informational purposes only and may not necessarily be indicative of the results of operations of the Company as they may be in the future.

                        HISTORICAL FINANCIAL INFORMATION

                           NINE MONTHS ENDED
                             SEPTEMBER 30,         YEAR ENDED DECEMBER 31,
                          ---------------------  ------------------------------
                             1995       1994       1994       1993       1992
                          ----------  ---------  ---------  ---------  --------
                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
Revenues:
 Rental income..........  $  143,587  $ 101,909  $ 141,845  $ 109,203  $ 95,886
 Interest and other
  income................       4,461      4,180      5,351      5,477     1,562
                          ----------  ---------  ---------  ---------  --------
                             148,048    106,089    147,196    114,680    97,448
                          ----------  ---------  ---------  ---------  --------
Expenses:
 Cost of operations.....      52,169     37,678     52,816     42,116    38,348
 Depreciation...........      27,887     20,532     28,274     24,998    22,405
 General and
  administrative........       2,611      2,101      2,631      2,541     2,629
 Advisory fee...........       5,462      3,644      4,983      3,619     2,612
 Interest expense.......       5,249      4,455      6,893      6,079     9,834
                          ----------  ---------  ---------  ---------  --------
                              93,378     68,410     95,597     79,353    75,828
                          ----------  ---------  ---------  ---------  --------
Income before minority
 interest and gain on
 disposition of real
 estate.................      54,670     37,679     51,599     35,327    21,620
Minority interest in
 income.................      (5,449)    (7,795)    (9,481)    (7,291)   (6,895)
                          ----------  ---------  ---------  ---------  --------
Income before gain on
 disposition of real
 estate.................      49,221     29,884     42,118     28,036    14,725
Gain on disposition of
 real estate............         --         --         --         --        398
                          ----------  ---------  ---------  ---------  --------
Net income..............  $   49,221  $  29,884  $  42,118  $  28,036  $ 15,123
                          ==========  =========  =========  =========  ========
Net income allocable to
 Common Stock(1)........  $   27,317  $  18,082  $  25,272  $  17,148  $ 14,311
Net income per share of
 Common Stock...........        0.76       0.79       1.05       0.98      0.90
Distributions paid per
 share of Common Stock..        0.66       0.63       0.85       0.84      0.84
Weighted average shares
 of Common Stock
 outstanding............      35,847     22,951     24,077     17,558    15,981
BALANCE SHEET DATA (AT
 END OF PERIOD):
Total assets............  $1,190,061  $ 799,188  $ 820,309  $ 666,133  $537,724
Total debt..............     110,689     46,376     77,235     84,076    69,478
Shareholders' equity....     922,941    553,251    587,786    376,066   253,669
OTHER DATA:
Net cash provided by
 operating activities...  $   82,599  $  59,478  $  79,180  $  59,477  $ 44,025
Net cash used in
 investing activities...    (188,461)  (107,687)  (169,590)  (137,429)  (21,010)
Net cash provided by
 (used in) financing
 activities.............     100,408     54,565    100,029     80,100   (21,070)
EBITDA(2)...............      74,074     43,901     63,036     41,909    30,967
FFO(3)..................      68,825     39,446     56,143     35,830    21,133
Preferred stock
 dividends..............      21,904     11,802     16,846     10,888       812
Ratio of earnings to
 combined fixed charges
 and preferred
 stock dividends(4).....        2.07x      2.31x      2.22x      2.40x     2.89x
Ratio of funds from
 operations to combined
 fixed charges and
 preferred stock
 dividends(5)...........        2.73x      2.70x      2.66x      2.47x     2.91x

                                               See footnotes on succeeding page.

          COMPARATIVE HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

                               NINE MONTHS ENDED              YEAR ENDED
                              SEPTEMBER 30, 1995           DECEMBER 31, 1994
                          --------------------------- ---------------------------
                          (PRO FORMA)(6) (HISTORICAL) (PRO FORMA)(6) (HISTORICAL)
                          -------------- ------------ -------------- ------------
                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
Revenues:
 Rental income..........     $170,066     $ 143,587     $ 218,370     $ 141,845
 Facility management
  fees..................       10,223           --         12,863           --
 Merchandise operations.        1,613           --          1,872           --
 Equity in earnings of
  real estate entities..       11,705           --         13,086           --
 Interest and other
  income................        3,425         4,461         2,250         5,351
                             --------     ---------     ---------     ---------
                              197,032       148,048       248,441       147,196
                             --------     ---------     ---------     ---------
Expenses:
 Cost of operations.....       51,710        52,169        67,466        52,816
 Cost of managing
  facilities............        3,707           --          4,742           --
 Cost of merchandise....          779           --            866           --
 Depreciation...........       39,809        27,887        51,022        28,274
 General and
  administrative........        3,946         2,611         4,659         2,631
 Advisory fee...........          --          5,462           --          4,983
 Interest expense.......       11,797         5,249        16,350         6,893
                             --------     ---------     ---------     ---------
                              111,748        93,378       145,105        95,597
                             --------     ---------     ---------     ---------
Income before minority
 interest and gain on
 disposition of real
 estate.................       85,284        54,670       103,336        51,599
Minority interest in
 income.................       (5,304)       (5,449)       (6,918)       (9,481)
                             --------     ---------     ---------     ---------
Income before gain on
 disposition of real
 estate.................       79,980        49,221        96,418        42,118
Gain on disposition of
 real estate............          --            --            203           --
                             --------     ---------     ---------     ---------
Net income..............     $ 79,980     $  49,221     $  96,621     $  42,118
                             ========     =========     =========     =========
Net income allocable to
 Common Stock(1)........     $ 55,734     $  27,317     $  65,415     $  25,272
Net income per share of
 Common Stock...........         0.77          0.76          0.91          1.05
Distributions paid per
 share of Common Stock..         0.66          0.66          0.85          0.85
Weighted average shares
 of Common Stock
 outstanding............       72,144        35,847        71,845        24,077
OTHER DATA:
Net cash provided by
 operating activities...     $124,451     $  82,599     $ 154,991     $  79,180
Net cash used in
 investing activities...     (185,952)     (188,461)     (366,694)     (169,590)
Net cash provided by
 financing activities...       62,260       100,408       241,749       100,029
EBITDA(2)...............      139,617        74,074       174,366        63,036
FFO(3)..................      127,820        68,825       158,016        56,143
Preferred stock
 dividends..............       24,246        21,904        31,206        16,846
Ratio of earnings to
 combined fixed charges
 and preferred stock
 dividends(4)...........         2.59x         2.07x         2.41x         2.22x
Ratio of funds from
 operations to combined
 fixed charges and
 preferred stock
 dividends(5)...........         3.87x         2.73x         3.67x         2.66x

-------
(1) Net income allocable to Common Stock is equal to net income less preferred stock dividends.
(2) EBITDA means net income before (i) gains (or losses) on early extinguishment of debt, (ii) minority interest in income, (iii) gain/loss on disposition of real estate, (iv) taxes based on income, (v) interest expense and (vi) depreciation and amortization (including the Company's pro-rata share of depreciation and amortization of unconsolidated equity interests and amortization of assets acquired in the Merger) less (vii) EBITDA attributable to minority interests.
(3) See note (4) to "Summary--Summary Financial Information" for the Company's definition of FFO.
(4) For purposes of these computations, earnings consist of net income before minority interest in income plus fixed charges less the portion of minority interest in income for those consolidated minority interests which had no fixed charges during the period. Fixed charges consist of interest expense.
(5) For purposes of these computations, funds from operations consists of FFO plus fixed charges. Fixed charges consist of interest expense.
(6) Pro forma to give effect to (i) the issuance of common and preferred stock during 1995 and 1994, and the use of the net proceeds therefrom, (ii) the mergers with Public Storage Properties VI, VII, and VIII, Inc. and (iii) the Merger, as if such transactions were completed at the beginning of 1994. See the Company's Current Report on Form 8-K dated November 16, 1995.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

HISTORICAL

  The following discussion and analysis should be read in conjunction with the consolidated financial statements of the Company appearing in its Annual Report on Form 10-K for the year ended December 31, 1994, as amended (the "1994 10-K"), its Quarterly Report on Form 10-Q for the period ended September 30, 1995 and its Current Report on Form 8-K dated November 16, 1995.

 Results of Operations

  Nine months ended September 30, 1995 compared to the nine months ended September 30, 1994. Net income for the nine months ended September 30, 1995 was $49,221,000 compared to $29,884,000 for the same period in 1994, representing an increase of $19,337,000. Net income allocable to common shareholders increased to $27,317,000 for the nine months ended September 30, 1995 from $18,082,000 for the nine months ended September 30, 1994. The increases in net income and net income allocable to common shareholders were primarily the result of improved property operations for the Same Store mini-warehouses (as defined in note (4) to "Prospectus Summary--Summary Financial Information"), the acquisition of additional real estate facilities during 1995 and 1994, and the acquisition of additional partnership interests during 1995 and 1994. Net income per common share was $0.76 per share (based on weighted average shares outstanding of 35,847,202) for the nine months ended September 30, 1995 compared to $0.79 per share (based on weighted average shares outstanding of 22,951,407) for the same period in 1994. The decrease in net income per share was principally due to increasing depreciation expense allocable to the common shareholders, including depreciation allocable to the limited partnership interests acquired by the Company.

  The Company generally analyzes the operating results of its real estate portfolio in three different categories: (i) Same Store mini-warehouses, consisting of 246 mini-warehouses, (ii) mini-warehouse facilities acquired subsequent to December 31, 1989 (referred to as "Newly Acquired"), consisting of 261 mini-warehouses, and (iii) 20 business park facilities. The Company's core business is the operation of its mini-warehouse facilities which, during the nine months ended September 30, 1995, represented approximately 91% of the Company's property operations (based on 1995 rental income).

  Rental income was $143,587,000 and $101,909,000 for the nine months ended September 30, 1995 and 1994, respectively, representing an increase of $41,678,000 or 40.9%. The following table illustrates rental income by portfolio category:

                                              FOR THE NINE MONTHS
                                              ENDED SEPTEMBER 30, NET INCREASE
                                              ------------------- -------------
                                                1995      1994       $      %
                                              --------- --------- ------- -----
                                                       (IN THOUSANDS)
RENTAL INCOME:
 Mini-warehouses:
  Same Store.................................  $ 70,867  $ 68,669 $ 2,198   3.2%
  Newly Acquired.............................    59,361    22,003  37,358 169.8%
 Business Parks..............................    13,359    11,237   2,122  18.9%
                                               --------  -------- ------- -----
    Total rental income......................  $143,587  $101,909 $41,678  40.9%
                                               ========  ======== ======= =====

  The increase in rental income for the Same Store mini-warehouses is principally due to increased average rental rates. Weighted average occupancy levels were 90.0% and 90.3% for the Same Store mini-warehouses for the nine months ended September 30, 1995 and 1994, respectively. Realized monthly rent per square foot for these facilities was $0.60 and $0.58 for the nine months ended September 30, 1995 and 1994, respectively.

  The increase in rental income for the Newly Acquired mini-warehouses reflect the acquisition of 138 and 71 mini-warehouses in 1995 and 1994, respectively. For the Newly Acquired mini-warehouses which were owned by the Company throughout each of the periods (52 facilities), rental income increased by $765,000 or 4.9% from $15,488,000 in 1994 to $16,253,000 in 1995. This increase was due to increased weighted average occupancy levels combined with an increase in average rental rates. Weighted average occupancy levels were 89.5% for these facilities for the nine months ended September 30, 1995 compared to 88.4% for the same period in 1994. Realized monthly rent per square foot for these facilities was $0.66 and $0.64 for the nine months ended September 30, 1995 and 1994, respectively.

  The increase in rental income with respect to the business park facilities is principally due to the acquisition of five facilities during 1994 and 1995. Rental income for those business park facilities owned since the beginning of 1994 was $10,756,000 and $10,136,000 for the nine months ended September 30, 1995 and 1994, respectively, representing an increase of $620,000 or 6.1%. Weighted average occupancy levels for these facilities were 95.2% and 94.9% for the nine months ended September 30, 1995 and 1994, respectively. Monthly realized rent per square foot for the business park facilities was $0.72 and $0.68 for the nine months ended September 30, 1995 and 1994, respectively.

  Cost of operations was $52,169,000 and $37,678,000 for the nine months ended September 30, 1995 and 1994, respectively, representing an increase of $14,491,000 or 38.5%. The following table illustrates cost of operations by portfolio category:

                                              FOR THE NINE MONTHS
                                              ENDED SEPTEMBER 30,   NET INCREASE
                                              -------------------  --------------
                                                1995      1994        $       %
                                              --------- ---------  -------  -----
                                                       (IN THOUSANDS)
COST OF OPERATIONS:
 Mini-warehouses:
  Same Store................................    $25,168   $24,623   $   545    2.2%
  Newly Acquired............................     20,394     7,536    12,858  170.6%
 Business Parks.............................      6,605     5,519     1,086   19.7%
                                                --------  --------  -------  -----
    Total cost of operations................    $52,167   $37,678   $14,489   38.5%
                                                ========  ========  =======  =====

  The increase in cost of operations is principally due to the acquisition of additional real estate facilities during 1995 and 1994. Cost of operations includes property management fees of $8,489,000 and $6,002,000 for the nine months ended September 30, 1995 and 1994, respectively. In addition, cost of operations includes property tax expense of $12,501,000 and $8,912,000 for the nine months ended September 30, 1995 and 1994, respectively. Cost of operations for the Same Store mini-warehouses increased principally due to higher property taxes (1994 included refunds which reduced expenses) of approximately $360,000 and higher payroll expense of approximately $270,000.

  During the nine months ended September 30, 1995, property net operating income (rental income less cost of operations and depreciation expense) improved compared to the same period in 1994. Rental income increased and cost of operations increased for the nine months ended September 30, 1995 compared to the same period in 1994 as discussed above. Depreciation expense increased by $7,406,000 from $20,402,000 for the nine months ended September 30, 1994 to $27,808,000 for the same period in 1995, resulting in a net increase in property net operating income of $19,783,000 or 45.1%. Property net operating income prior to the reduction for depreciation expense increased by $27,187,000 or 42.3% from $64,231,000 for the nine months ended September 30, 1994 to $91,418,000 for the same period in 1995.

  Property net operating income for the Same Store mini-warehouses increased by $1,080,000 or 3.4% from $31,634,000 for the nine months ended September 30, 1994 to $32,714,000 for the same period in 1995. Property net operating income prior to the reduction for depreciation expense for the Same Store mini-warehouses increased by $1,653,000 or 3.8% from $44,046,000 for the nine months ended September 30, 1994 to $45,699,000 for the same period in 1995.

  The Newly Acquired facilities contributed approximately $28,080,000 and $10,344,000 of property net operating income for the nine months ended September 30, 1995 and 1994, respectively ($38,967,000 and

$14,467,000 of property net operating income prior to the reduction for depreciation expense for the nine months ended September 30, 1995 and 1994, respectively). Property net operating income for Newly Acquired facilities which were owned throughout each of the nine months ended September 30, 1995 and 1994 (52 facilities), were $8,178,000 and $7,795,000 respectively, representing an increase of $383,000 or 4.9% ($10,755,000 and $10,186,000 of property net operating income prior to the reduction for depreciation expense for the nine months ended September 30, 1995 and 1994, respectively, representing an increase of $569,000 or 5.6%).

  Property net operating income of the Company's business park operations increased by $967,000 from $1,851,000 for the nine months ended September 30, 1994 to $2,818,000 for the same period in 1995. Property net operating income prior to the reduction for depreciation expense with respect to the Company's business park operations increased by $1,036,000 from $5,718,000 for the nine months ended September 30, 1994 to $6,754,000 for the same period in 1995. The increase is due principally to the acquisition of five business park facilities during 1994 and 1995 which contributed approximately $685,000 to the increase in the property net operating income.

  Interest and other income increased from $4,180,000 for the nine months ended September 30, 1994 to $4,461,000 for the same period in 1995 for a net increase of $281,000. The increase is primarily attributable to increased interest income on the cash balances (as a result of uninvested net common stock offering proceeds) partially offset by the reduction in interest income from mortgage notes receivable. On May 31, 1995, the Company completed a public offering of its common stock raising net proceeds of approximately $82 million, all of which had been invested in real estate assets by August 31, 1995. At June 30, 1995 and July 31, 1995, approximately $75 million and $33 million, respectively, were invested in short-term interest bearing securities (with weighted average yields of approximately 5.6% per annum). As a result, interest income from cash balances increased by approximately $1,114,000. The Company canceled approximately $14,920,000 and $23,452,000 of mortgage notes receivable during 1995 and 1994, respectively, in connection with the acquisition of real estate facilities securing such notes. As a result, interest income from the mortgage notes receivable decreased from $3,654,000 to $1,430,000 for the nine months ended September 30, 1994 and 1995, respectively, as the average outstanding mortgage notes receivable balance was significantly lower ($16,080,000) during the nine months ended September 30, 1995 compared to the same period in 1994 ($44,459,000). As of September 30, 1995, the mortgage notes bear interest at stated rates ranging from 7.7% to 10.8% and effective interest rates ranging from 7.7% to 14.8%.

  Depreciation and amortization expense was $27,887,000 and $20,532,000 for the nine months ended September 30, 1995 and 1994, respectively, representing an increase of $7,355,000 which is due to the acquisition of additional properties in 1994 and 1995. Net income allocable to the common shareholders includes net depreciation and amortization expense of approximately $19,604,000 ($0.55 per common share) and $9,562,000 ($0.42 per common share) for the nine months ended September 30, 1995 and 1994, respectively. This increase is due to increased depreciation from the acquisition of real estate facilities combined with increased allocations of depreciation from the consolidated PSP Partnerships (a group of partnerships that owns properties jointly with the Company) to the Company's shareholders. During 1994 and 1995, the Company acquired additional partnership interests in the PSP Partnerships and as a result an increasing amount of depreciation expense from the existing real estate portfolio has been allocated to the Company rather than to the minority interest.

  General and administrative expense was $2,611,000 and $2,101,000 for the nine months ended September 30, 1995 and 1994, respectively, representing an increase of $510,000. This increase is due to the growth in the Company's capital base combined with certain costs incurred in connection with the acquisition of additional real estate facilities.

  "Minority interest in income" represents the income allocable to equity (partnership) interests in the PSP Partnerships (whose accounts are consolidated with the Company) which are not owned by the

Company. Since 1990, the Company has acquired portions of these equity interests through its acquisition of limited and general partnership interests in the PSP Partnerships. These acquisitions have resulted in reductions to the "Minority interest in income" from what it would otherwise have been in the absence of such acquisitions, and accordingly, have increased the Company's share of the consolidated PSP Partnerships' income. In determining income allocable to the minority interest for the nine months ended September 30, 1995 and 1994, consolidated depreciation and amortization expense of approximately $8,193,000 and $10,334,000, respectively, was allocated to the minority interest. The decrease in depreciation allocated to the minority interest was principally the result of the acquisition of limited partnership units by the Company.

  Advisory fees increased by $1,818,000 from $3,644,000 for the nine months ended September 30, 1994 to $5,462,000 for the same period in 1995. The advisory fee, which was based on a contractual computation, increased as a result of increased adjusted net income (as defined) per common share combined with the issuance of additional preferred and common stock during 1994 and 1995.

  Year ended December 31, 1994 compared to year ended December 31, 1993. Net income in 1994 was $42,118,000 compared to $28,036,000 in 1993, representing an increase of $14,082,000. Net income per share of Common Stock was $1.05 per share in 1994 compared to $.98 per share in 1993, representing an increase of $.07 per share. In determining net income per common share, preferred stock dividends ($16,846,000 and $10,888,000 in 1994 and 1993, respectively) reduced income allocable to the Common Stock. The increase was primarily the result of improved property operations at the Company's Same Store mini-warehouses, the acquisition of additional real estate facilities during 1994, 1993 and 1992, and the acquisition of additional partnership interests.

  Rental income increased $32,642,000, or 30%, from $109,203,000 in 1993 to
$141,845,000 in 1994 and cost of operations increased $10,700,000, or 25%, from $42,116,000 in 1993 to $52,816,000 in 1994. The following table illustrates rental income and cost of operations by portfolio category:

                                                FOR THE YEAR ENDED      NET
                                                   DECEMBER 31,      INCREASE
                                                ------------------- -----------
                                                  1994      1993       $     %
                                                --------- --------- ------- ---
                                                        (IN THOUSANDS)
RENTAL INCOME:
 Mini-warehouses:
  Same Store...................................  $ 91,970  $ 86,778 $ 5,192   6%
  Newly Acquired...............................    35,027     9,059  25,968 287%
 Business Parks................................    14,848    13,366   1,482  11%
                                                 --------  -------- ------- ---
    Total rental income........................  $141,845  $109,203 $32,642  30%
                                                 ========  ======== ======= ===
COST OF OPERATIONS:
 Mini-warehouses:
  Same Store...................................  $ 33,070    31,512 $ 1,558   5%
  Newly Acquired...............................    12,196     3,247   8,949 276%
 Business Parks................................     7,550     7,357     193   3%
                                                 --------  -------- ------- ---
    Total cost of operations...................  $ 52,816  $ 42,116 $10,700  25%
                                                 ========  ======== ======= ===

  The increase in rental income for the Same Store mini-warehouses is principally due to increased occupancy levels combined with an increase in average rental rates. Weighted average occupancy levels were 90.3% for the Same Store mini-warehouses for the year ended December 31, 1994 compared to 89.5% for the same period in 1993. Realized monthly rent per square foot for these facilities was $.59 and $.56 for the year ended December 31, 1994 and 1993, respectively.

  From January 1, 1992 through December 31, 1994, the Company acquired a total of 123 mini-warehouse facilities, 23 of which were acquired pursuant to a merger transaction on September 30, 1994. As a result of these acquisitions, rental income and cost of operations increased significantly in 1994 as compared to 1993 for the Newly Acquired mini-warehouses.

  Rental income and cost of operations at the business park facilities improved principally due to the acquisition of a business park facility located in Monterey Park, California during 1994 combined with significant improvement in operations at the Culver City, California business park. Weighted average occupancy levels were 95.3% for the business park facilities for the year ended December 31, 1994 compared to 93.1% for the same period in 1993.

  Property net operating income improved in 1994 compared to 1993. Rental income and cost of operations increased in 1994 compared to 1993, as discussed above, and property depreciation expense increased $3,175,000 from $24,924,000 in 1993 to $28,099,000 in 1994, or 13%, resulting in a net increase in property net operating income of $18,767,000, or 45%. Property net operating income prior to the reduction of depreciation increased by $21,942,000, or 33%. These increases were the result of improved property operations for the Same Store mini-warehouses, the acquisition of a total of 123 additional mini-warehouse facilities and one business park facility during 1994, 1993 and 1992, and improved property operations at the Company's business park facilities.

  Property net operating income for the Same Store mini-warehouses increased by $2,583,000, or 6.7%, from $38,383,000 in 1993 to $40,966,000 in 1994. Property net operating income prior to the reduction of depreciation for the Same Store mini-warehouses increased by $3,634,000, or 6.6%, from $55,266,000 in 1993 to $58,900,000 in 1994. These increases continue the upward trend of improved operations at these facilities over the past three years as property net operating income prior to the reduction of depreciation increased by approximately 9.7% in 1993, and 6.1% in 1992 compared to the respective prior year.

  During 1994 and 1993 the Newly Acquired mini-warehouses contributed approximately $22,831,000 and $5,812,000 of property net operating income prior to the reduction of depreciation, respectively.

  Property net operating income with respect to the Company's business park operations improved by $2,668,000 from a net operating loss of $429,000 in 1993 to net operating income of $2,239,000 in 1994. Property net operating income prior to the reduction of depreciation with respect to the Company's business park operations improved by $1,289,000 from $6,009,000 in 1993 to $7,298,000 in 1994. These improvements are principally due to the improved performance of the Company's business park facility located in Culver City, California, where property net operating income increased by approximately $511,000 combined with the 1994 acquisition of a facility located in Monterey Park, California which provided property net operating income of $710,000 in 1994.

  Interest and other income decreased from $5,477,000 in 1993 to $5,351,000 in 1994. The decrease is primarily attributable to the cancellation of mortgage notes receivable totaling $24,441,000 (face amount) during 1994 in connection with the acquisition of the underlying real estate facilities securing the mortgage notes.

  Interest expense increased from $6,079,000 in 1993 to $6,893,000 in 1994, representing an increase of $814,000. This increase is primarily attributable to the overall increase in average debt outstanding in 1994 compared to 1993 as a result of increased borrowings on its bank credit facilities in 1994 compared to 1993. The Company principally uses its credit facilities to finance the acquisition of real estate investments which are subsequently repaid with the net proceeds from the sale of its securities. The weighted average annual interest on the credit facility and the mortgage notes outstanding at December 31, 1994 was approximately 7.3% and 9.3%, respectively. Also during the third and fourth quarters of 1994, the Company wrote-off $700,000 of debt issuance costs and $300,000 of fees to establish the new bank credit facility.

  Advisory fees increased by $1,364,000 from $3,619,000 in 1993 to $4,983,000 in 1994. The advisory fee, which was based on a contractual computation, increased as a result of increased adjusted net income (as defined) per common share combined with the issuance of additional common and preferred stock during 1994 and 1993.

  Year ended December 31, 1993 compared to year ended December 31, 1992. Net income in 1993 was $28,036,000 compared to $15,123,000 in 1992, representing an increase of $12,913,000. Net income per share of Common Stock was $.98 in 1993 compared to $.90 in 1992, representing an increase of $.08 per share. Net income in 1992 included a gain on the partial condemnation by a governmental authority of a mini-warehouse facility of $398,000 or $.02 per share of Common Stock. In addition, in determining net income per common share, preferred stock dividends ($10,888,000 and $812,100 in 1993 and 1992, respectively) reduced income allocable to Common Stock.

  Income before gain on disposition of real estate was $28,036,000 in 1993 compared to $14,725,000 in 1992, representing an increase of $13,311,000, or 90%. The increase was primarily the result of improved property operations for properties owned throughout 1993 and 1992, the acquisition of additional real estate facilities during 1993 and 1992, the acquisition of additional partnership interests, increased interest income and reduced interest expense.

  Rental income increased $13,317,000, or 14%, from $95,886,000 in 1992 to $109,203,000 in 1993, cost of operations increased $3,768,000, or 10%, from $38,348,000 in 1992 to $42,116,000 in 1993, and depreciation expense increased $2,888,000 from $22,036,000 in 1992 to $24,924,000 in 1993, resulting in a net increase in property operating income of $6,661,000, or 19%. The following table illustrates rental income and cost of operations by portfolio category:

                                                 FOR THE YEAR ENDED      NET
                                                    DECEMBER 31,      INCREASE
                                                 ------------------ ------------
                                                   1993      1992      $     %
                                                 --------- -------- -------- ---
                                                         (IN THOUSANDS)
RENTAL INCOME:
 Mini-warehouses:
  Same Store....................................  $ 86,778  $81,362 $ 5,416   7%
  Newly Acquired................................     9,059    1,551   7,508 484%
 Business Parks.................................    13,366   12,973     393   3%
                                                  --------  ------- ------- ---
    Total rental income.........................  $109,203  $95,886 $13,317  14%
                                                  ========  ======= ======= ===
COST OF OPERATIONS:
 Mini-warehouses:
  Same Store....................................  $ 31,512  $30,989 $   523   2%
  Newly Acquired................................     3,247      592   2,655 448%
 Business Parks.................................     7,357    6,767     590   9%
                                                  --------  ------- ------- ---
    Total cost of operations....................  $ 42,116  $38,348 $ 3,768  10%
                                                  ========  ======= ======= ===

  The increase in rental income at both the Same Store mini-warehouses and the business park facilities is principally due to increased occupancy levels. Weighted average occupancy levels were 89.5% for the Same Store mini-warehouse facilities and 93% for the business park facilities in 1993 compared to 86.8% for the mini-warehouse facilities and 90% for the business park facilities in 1992. The significant increase in the Newly Acquired mini-warehouse rental income and cost of operations was due to the acquisition of 41 mini-warehouses in 1993 and 11 mini-warehouses in 1992.

  Property net operating income prior to the reduction for depreciation increased by $9,549,000, or 16.6%. These increases were the result of (i) improved property operations at the Same Store mini-warehouses and (ii) the acquisition of 11 additional mini-warehouses during 1992 (four of which were acquired on December 30, 1992) and 41 additional mini-warehouse facilities during 1993 (13 of which were acquired on December 30, 1993) partially offset by reduced property operations at the Company's business park facilities.

  Property net operating income for the Same Store mini-warehouses increased by $4,535,000, or 13.4%, from $33,848,000 in 1992 to $38,383,000 in 1993. Property net operating income prior to the reduction of depreciation expense for the Same Store mini-warehouses increased by $4,893,000, or 9.7%, from $50,373,000 in 1992 to $55,266,000 in 1993. These increases continue the upward trend of improved operations at these facilities over the past three years as net operating income prior to reduction for depreciation expense increased by approximately 6.1% in 1992 compared to 1991 and 2.0% in 1991 compared to 1990. These increases are principally due to increased occupancy levels combined with a slight increase in average rental rates.

  The real estate facilities which were acquired during 1993 and 1992 contributed approximately $4,209,000 and $635,000 of property net operating income in 1993 and 1992, respectively ($5,812,000 and $959,000 of property net operating income prior to the reduction for depreciation expense in 1993 and 1992, respectively).

  Property net operating income with respect to the Company's business park operations decreased by $1,448,000 from $1,019,000 in 1992 to a net operating loss of $429,000 in 1993. Property net operating income prior to the reduction of depreciation expense with respect to the Company's business park operations decreased by $197,000, or 3.2%, from $6,206,000 in 1992 to $6,009,000 in 1993.
These decreases are principally due to the performance of the Company's business park facility located in Culver City, California, where property net operating income decreased by approximately $590,000 due to a decline in occupancy and increased expenses. The Company's business park facility manager was actively marketing the facility and has improved occupancy and property operations at the facility in 1994.

  Interest and other income increased from $1,562,000 in 1992 to $5,477,000 in 1993 for a net increase of $3,915,000. The increase is primarily attributable to the acquisition of mortgage notes receivable totaling $61,088,000 (face amount). The mortgage notes bear interest at stated rates ranging from 6.125% to 11.97% and effective interest rates ranging from 10.00% to 14.74%. The overall average outstanding mortgage notes receivable balance for the year ended December 31, 1993 was approximately $54,453,000 generating an overall average effective yield of 11.04%.

  Interest expense decreased from $9,834,000 in 1992 to $6,079,000 in 1993 for a net decrease of $3,755,000. The decrease in interest expense is primarily attributable to overall decreases in average debt outstanding as mortgage notes payable were reduced by $19,141,000 during 1993 combined with reduced average borrowings on its credit facilities during 1993 as compared to 1992. The weighted average interest on the mortgage notes outstanding at December 31, 1993 was approximately 10.0%.

  Advisory fees increased by $1,007,000 from $2,612,000 in 1992 to $3,619,000 in 1993. The advisory fee, which was based on a contractual computation, increased as a result of increased adjusted net income (as defined) per common share combined with the issuance of additional preferred stock during 1993.

PRO FORMA

  The following is a discussion of operations after giving effect to (i) the issuance and investment of approximately $500 million of additional capital through the issuance of preferred stock and Common Stock in public offerings,
(ii) the issuance of Common Stock in connection with the mergers of Public Storage Properties VI, VII and VIII, Inc. into the Company, and (iii) the Merger, as if such transactions were completed at the beginning of 1994. The following discussion and analysis should be read in conjunction with the unaudited Pro Forma Balance Sheet as of September 30, 1995 and the Statements of Income for the nine-month period ended September 30, 1995 and the year ended December 31, 1994, incorporated by reference herein. See the Company's Current Report on Form 8-K dated November 16, 1995. Immediately following the Merger on November 16, 1995, the Company became self managed and self advised. In addition, the Company acquired (i) seven wholly owned properties, (ii) all inclusive deeds of trust secured by ten mini-warehouses, (iii) general and limited partnership interests in 47 limited partnerships owning an aggregate of 286 mini-warehouses, (iv) equity interests in 16 REITs which own an aggregate of 218 mini-warehouses and 14 commercial properties, (6) property management contracts, exclusive of the Company's facilities, for 563 mini-warehouses and, through a 95% economic interest in a subsidiary, 24 commercial properties (522 of which collectively were owned by entities affiliated with PSMI) and (7) a 95% economic interest in the Lock/Box Company.

 Operating Results--Historical compared to Pro Forma

  Nine months ended September 30, 1995. Pro forma net income for the nine months ended September 30, 1995 was $79,980,000 compared to historical net income of $49,221,000, representing an increase of $30,759,000 or 62%. Pro forma net income allocable to Common Stock increased to $55,734,000 for the nine months ended September 30, 1995 compared to historical net income allocable to Common Stock of $27,317,000 for the same period or an increase of 104%. Pro forma net income per share of Common Stock was $.77 per share (based on weighted average shares outstanding of 72,144,020) for the nine months ended September 30, 1995 compared to historical net income per share of $.76 (based on weighted average shares outstanding of 35,847,202) for the same period. The lower increase in per share income of 1% compared to the 104% increase in net income allocable to the Common Stock is due to the significant increase (101%) in the number of shares of Common Stock issued in the Merger.

  On a pro forma basis, net income increased principally due to (i) the pro forma operating results of real estate facilities acquired during 1995 (including real estate facilities acquired in connection with the mergers with Public Storage Properties VI and VII, Inc.), (ii) the acquisition of additional partnership interests in the PSP Partnerships with the net proceeds of public offerings of preferred stock and Common Stock, (iii) pro forma equity in earnings of limited partnerships and REITs acquired in the Merger, (iv) pro forma facility management fees and operating expenses relating to the property management contracts acquired in the Merger, (v) the elimination of the advisory fee as a result of becoming self advised offset in part by additional administrative costs, reflecting primarily executive compensation and rent previously paid for by the Company's adviser and (vi) operating results of the Lock/Box Company.

  During 1995, the Company issued in public offerings shares of its Series E Preferred Stock (February 1, 1995, net proceeds of $52.9 million), Series F Preferred Stock (May 3, 1995, net proceeds of $55.5 million) and Common Stock (May 31, 1995, net proceeds of $82.0 million). The aggregate net proceeds have been used to fund the cash portion of the acquisition cost of real estate facilities, limited partnership units in the PSP Partnerships and mergers.

  During the first nine months of 1995, the Company acquired 113 real estate facilities (including 61 real estate facilities acquired in connection with the mergers of Public Storage Properties VI and VII, Inc.). Rental income, cost of operations and depreciation expense all increased compared to the respective historical amounts due to the operating results of real estate facilities acquired during 1995 (including those real estate facilities which the Company is currently in the process of acquiring), as if all such real estate facilities were owned as of the beginning of the period.

  Pro forma revenues with respect to facility management fees, merchandise operations, equity in earnings of real estate entities and pro forma expenses with respect to cost of managing facilities and cost of merchandise all increased due to the Merger. In addition, pursuant to the Merger, the Company became self-advised, eliminating advisory fee expense.

  The consideration for the above real estate facilities included cancellation of mortgage notes receivable, assumption of mortgage debt and cash. As a result, interest income decreased related to the cancelled mortgage notes receivable. Interest expense increased to reflect additional interest expense on the assumed mortgage debt combined with pro forma interest expense on the senior notes ($68.0 million outstanding at September 30, 1995) assumed in connection with the Merger.

  Year ended December 31, 1994. Pro forma net income for the year ended December 31, 1994 was $96,621,000 compared to historical net income of $42,118,000, representing an increase of $54,503,000 or

129%. Pro forma net income allocable to Common Stock increased to $65,415,000 for the year ended December 31, 1994 compared to historical net income allocable to Common Stock of $25,272,000 for the same period or an increase of 158%. Pro forma net income per share of Common Stock was $0.91 per share (based on weighted average shares outstanding of 71,844,644) for the year ended December 31, 1994 compared to the historical net income per share of $1.05 (based on weighted average shares outstanding of 24,077,055) for the same period. The decrease in net income per share of Common Stock is principally due to additional depreciation expense as a result of the acquisition of additional real estate facilities, combined with additional preferred stock dividends.

  Similar to the nine months ended September 30, 1995, on a pro forma basis, net income increased principally due to (i) the pro forma operating results of real estate facilities acquired during 1995 and 1994 (including real estate facilities acquired in connection with the mergers with Public Storage Properties VI, VII and VIII, Inc.), (ii) the acquisition of additional partnership interests in the PSP Partnerships, (iii) pro forma equity in earnings of limited partnerships and REITs acquired in the Merger, (iv) pro forma facility management fees and operating expenses relating to the property management contracts acquired in the Merger, (v) the elimination of the advisory fee as a result of becoming self advised offset in part by additional administrative costs, reflecting primarily executive compensation and rent previously paid for by the Company's adviser and (vi) operating results of the Lock/Box Company.

 Property Information:

  The following table illustrates property operating trends for the Public Storage Same-Store mini-warehouses for the last three years and for the nine months ended September 30, 1995 and 1994:

                                            NINE MONTHS
                                               ENDED          YEAR ENDED
                                           SEPTEMBER 30,     DECEMBER 31,
                                           --------------  -------------------
                                            1995    1994   1994   1993   1992
                                           ------  ------  -----  -----  -----
                                                   (IN THOUSANDS)
Change in property net operating income
 prior to reductions for depreciation
 ("NOI") over prior period................    5.5%    N/A    7.8%  10.5%   N/A
Weighted average occupancy levels for the
 period(1):...............................   90.3%   89.5%  89.6%  88.2%  85.1%
Realized monthly rent per square foot for
 the period(1)(2):........................  $0.69   $0.66  $0.67  $0.64  $0.62
Pre-depreciation operating margin for the
 period(3):...............................   70.9%   70.2%  70.1%  69.2%  67.0%

--------
(1) Results for the nine months ended September 30, 1995 are not necessarily indicative of the results that may be expected for the year ended December 31, 1995. The Company experiences minor seasonal fluctuations in the occupancy levels of mini-warehouses with occupancies and property performance generally higher in the summer months than in the winter months.
(2) Realized rent per foot represents the actual revenue earned per occupied square foot. Management believes this is a more relevant measure than the posted rental rates, since posted rates can be discounted through the use of promotions.
(3) Pre-depreciation operating margin is computed by dividing NOI prior to the reduction of depreciation expense by gross revenues. After the Merger, the Company pays no property management fees. Accordingly, operating margin reflects payment of actual property management expenses. Owners of properties operated by the Company pay property management fees to the Company.

LIQUIDITY AND CAPITAL RESOURCES

  Capital Structure. The Company's financial profile is characterized by a low level of debt, increasing net income, increasing FFO and a conservative dividend payout ratio with respect to the Common Stock. These attributes reflect management's desire to "match" asset and liability maturities, to minimize refinancing risks and to retain capital to take advantage of acquisition and development opportunities and to provide financial flexibility.

  The following table summarizes the Company's capital structure on an historical and pro forma basis at September 30, 1995 (before taking into account any post-Merger adjustments):

                                                                   AT
                                                           SEPTEMBER 30, 1995
                                                        ------------------------
                                                        (HISTORICAL) (PRO FORMA)
                                                        ------------ -----------
                                                             (IN THOUSANDS)
   Line of credit with banks...........................  $    5,000  $    5,000
   Senior notes........................................         --       68,000
   Mortgage notes payable..............................     105,689     116,170
                                                         ----------  ----------
       Total debt......................................     110,689     189,170
   Minority interest...................................     133,795     133,795
   Shareholders' equity:
     Senior Preferred Stock............................     277,650     277,650
     Convertible Preferred Stock.......................      85,970      85,970
     Common Stock......................................     559,321   1,114,761
     Class B Common Stock..............................         --          700
                                                         ----------  ----------
       Total shareholders' equity......................     922,941   1,479,081
                                                         ----------  ----------
   Total capitalization................................  $1,167,425  $1,802,046
                                                         ==========  ==========

 Comparison of Historical vs. Pro Forma Capitalization.

  . Total shareholders' equity increased by approximately $556.1 million or 60%, which is directly attributable to the Common Stock issued in the Merger.

  . Total debt increased from the historical amount of $110.7 million at September 30, 1995 to $189.2 million. The increase in debt is principally the result of mortgage debt ($6.0 million) assumed in connection with property acquisitions subsequent to September 30, 1995 combined with the assumption of senior notes ($68.0 million) assumed in connection with the Merger and mortgage notes payable of $4.4 million assumed in connection with the Merger.

  . Preferred stock as a percentage of total shareholders' equity decreased from approximately 39% (historical) at September 30, 1995 to approximately 25% on a pro forma basis at September 30, 1995.

  . The Company's debt to equity ratio increased from 12% (historical) to 13% (pro forma), and its ratio of earnings to fixed charges (interest expense and preferred stock dividends) improved from 2.22 for 1994 (historical) to 2.41 (pro forma) for the same period due to the overall reduction in leverage (debt and preferred stock to total capitalization) from 41% (historical) of total capitalization to 31% (pro forma).

  Funds available for principal payments and investment. The Company anticipates that funds provided by operating activities will continue to be sufficient over at least the next 12 months to provide for capital improvements, debt service requirements and distributions to shareholders.

  The following table summarizes the Company's ability to pay the minority interests' distributions, to fund its distributions to the preferred and Common Stock shareholders and to fund capital improvements to maintain the facilities through the use of funds provided by operating activities. The remaining funds are available to make both scheduled and optional principal payments on debt, pay distributions on Common Stock and for investment.

                           NINE MONTHS ENDED                  YEAR ENDED
                             SEPTEMBER 30,                   DECEMBER 31,
                          --------------------  ----------------------------------------
                             1995                  1994
                          (PRO FORMA)   1995    (PRO FORMA)   1994      1993      1992
                          ----------- --------  ----------- --------  --------  --------
                                                (IN THOUSANDS)
Net income..............   $ 79,980   $ 49,221   $ 96,621   $ 42,118  $ 28,036  $ 15,123
Depreciation and
 amortization...........     32,706     27,887     41,620     28,274    24,998    22,405
Amortization of
 management contracts
 and goodwill...........      7,103        --       9,402        --        --        --
Depreciation from
 unconsolidated real
 estate entities........     15,983        --      21,227        --        --        --
Minority interest in
 income.................      5,304      5,449      6,918      9,481     7,291     6,895
Less: Gain on
 disposition of real
 estate.................        --         --        (203)       --        --       (398)
Amortization of
 discounts on mortgage
 notes receivable.......        --         (90)       --        (693)     (848)      --
                           --------   --------   --------   --------  --------  --------
Net cash provided by
 operating activities...    141,076     82,467    175,585     79,180    59,477    44,025
Distributions from
 operations to minority
 interests..............    (13,256)   (13,642)   (17,569)   (23,037)  (23,647)  (22,892)
                           --------   --------   --------   --------  --------  --------
Cash from operations
 allocable to the
 Company's
 shareholders...........    127,820     68,825    158,016     56,143    35,830    21,133
Less: preferred stock
 dividends..............    (24,246)   (21,904)   (31,206)   (16,846)  (10,888)     (812)
                           --------   --------   --------   --------  --------  --------
Cash from operations
 allocable to Common
 Stock..................    103,574     46,921    126,810     39,297    24,942    20,321
Capital improvements to
 maintain facilities:
 Mini-warehouses........     (5,404)    (4,590)   (10,366)    (6,360)   (3,520)   (3,541)
 Business parks.........     (1,790)    (1,790)    (1,952)    (1,952)   (2,915)   (1,612)
Add back: minority
 interest share of
 capital improvements to
 maintain facilities....      1,428      1,452      2,455      2,948     2,935     2,975
                           --------   --------   --------   --------  --------  --------
Funds available for
 principal payments,
 distributions on Common
 Stock and investment...     97,808     41,993    116,947     33,933    21,442    18,143
Cash distributions on
 Common Stock...........    (47,384)   (24,138)   (60,128)   (21,249)  (14,728)  (13,424)
                           --------   --------   --------   --------  --------  --------
Funds available for
 principal payments and
 investment.............   $ 50,424   $ 17,855   $ 56,819   $ 12,684  $  6,714  $  4,719
                           ========   ========   ========   ========  ========  ========

  For the nine months ended September 30, 1995, pro forma FFO (as defined by the Company in note (2) to "Summary--Summary Financial Information"), which is equivalent to Cash from operations allocable to the Company's shareholders in the above table, was $127,820,000 compared to historical FFO of $68,825,000, representing an increase of $58,995,000. Pro forma FFO allocable to Common Stock (after deducting preferred stock dividends) was $103,574,000 compared to historical FFO allocable to Common Stock of $46,921,000 for the nine months ended September 30, 1995. Pro forma weighted average shares of Common Stock outstanding during the period was 72,144,020 compared to historical weighted average shares of Common Stock of 35,847,202.

  For the year ended December 31, 1994, pro forma FFO was $158,016,000 compared to historical FFO of $56,143,000, representing an increase of $101,873,000. Pro forma FFO allocable to Common Stock (after deducting preferred stock dividends) was $126,810,000 compared to historical FFO allocable to Common Stock of $39,297,000 for the year ended December 31, 1994. Pro forma weighted average shares of Common Stock outstanding during the period was 71,844,644 compared to historical weighted average shares of Common Stock outstanding of 24,077,055.

  On a historical basis, for the nine months ended September 30, 1995 and the year ended December 31, 1994, the Company retained $17.9 million and $12.7 million, respectively, of funds to make principal payments on debt and additional investments. On a pro forma basis for the nine months ended September 30, 1995 and the year ended December 31, 1994, the Company would have retained $50.4 million and $56.8 million, respectively, to make principal payments on debt and additional investments. After considering distributions paid to other investors related to unconsolidated real estate investments, the Company would have retained $37.8 million and $40.1 million on a pro forma basis for the nine months ended September 30, 1995 and the year ended December 31, 1994, respectively.

  The Company's pro forma debt (senior notes and mortgage notes) at September 30, 1995 is estimated to be $184,170,000. Approximate principal maturities are as follows:

      1995 (October 1995--December 1995).......................... $  3,151,000
      1996........................................................   12,717,000
      1997........................................................   17,571,000
      1998........................................................   18,691,000
      1999........................................................   31,567,000
      Thereafter..................................................  100,473,000
                                                                   ------------
        Total..................................................... $184,170,000
                                                                   ============

  The Company does not believe it has any significant refinancing risks with respect to its mortgage debt and nominal interest rate risks associated with its variable rate mortgage debt, which had a principal balance of $36.4 million at September 30, 1995. The Company uses its bank credit facility primarily to fund acquisitions and provide financial flexibility and liquidity. The $125.0 million unsecured credit facility bears interest at LIBOR plus .75% to 1.50%, depending upon interest coverage. The Company has no borrowings outstanding under this facility. The Company's low leverage, substantially unencumbered asset base and its $125 million unsecured line of credit provide it with a significant degree of financial flexibility (both historically and pro forma).

  Distributions. The Company has a conservative distribution policy that is, among other things, supported by FFO allocable to Common Stock and the Company's commitment to maintain its REIT status. The Company's conservative distribution policy permits it, after funding its distributions and capital improvements, to retain significant funds to make additional investments and debt reductions. During 1992, 1993, 1994 and the first nine months of 1995, the Company distributed to Common Stock shareholders 94%, 86%, 84% and 88% of its net income allocable to Common Stock, respectively. During 1992, 1993, 1994 and the first nine months of 1995, the Company distributed to Common Stock shareholders 66%, 59%, 54% and 51% of its FFO allocable to Common Stock, respectively, allowing it to retain approximately $42 million after capital improvements and preferred stock dividend requirements. Historical distributions to shareholders during 1994 and the first nine months of 1995 were as follows:

                               NINE MONTHS ENDED              YEAR ENDED
                              SEPTEMBER 30, 1995           DECEMBER 31, 1994
                          --------------------------- ---------------------------
                          DISTRIBUTIONS     TOTAL     DISTRIBUTIONS     TOTAL
                            PER SHARE   DISTRIBUTIONS   PER SHARE   DISTRIBUTIONS
                          ------------- ------------- ------------- -------------
Series A Preferred
 Stock..................     $ 1.875     $ 3,422,000     $2.500      $ 4,563,000
Series B Preferred
 Stock..................       1.725       4,116,000      2.300        5,340,000
Series C Preferred
 Stock..................       1.520       1,824,000      1.042        1,250,000
Series D Preferred
 Stock..................       1.782       2,138,000      0.792          950,000
Series E Preferred
 Stock..................       1.666       3,658,000        --               --
Series F Preferred
 Stock..................       1.008       2,321,000        --               --
Convertible Preferred
 Stock..................       1.550       3,558,000      2.063        4,743,000
Mandatory convertible
 participating preferred
 stock..................      27.700         867,000        --               --
                                         -----------                 -----------
                                          21,904,000                  16,846,000
Common Stock............       0.660      24,138,000      0.850       21,249,000
                                         -----------                 -----------
                                         $46,042,000                 $38,095,000
                                         ===========                 ===========

  This table does not reflect distributions payable on the Series G Preferred Stock, which was issued in December 1995. See "Recent Developments."

  Distributions on Common Stock for each period represented ordinary income (none of the distributions represented capital gain or return of capital) on both a GAAP and tax basis.

  On a pro forma basis, the Company's distributions to Common Stock shareholders would have been approximately 46% of its FFO available to Common Stock shareholders for both the year ended December 31, 1994 and the nine months ended September 30, 1995.

  As a REIT, the Company is not taxed on that portion of its taxable income which is distributed to its shareholders provided that at least 95% of its taxable income in any year is so distributed prior to filing of the Company's tax return with respect to such year. The Company has satisfied the REIT distribution requirement since 1980. The Company has satisfied the REIT distribution requirement for 1992 ($12.7 million), 1993 ($23.5 million) and 1994 ($36.3 million) by attributing distributions in 1993, 1994 and 1995 to the prior year's taxable income. The Company may be required, over each of the next several years, to attribute distributions made after the close of the taxable year to the prior year, but shareholders will be treated for federal income tax purposes as having received such distributions in the taxable years in which they are actually made. The extent to which the Company will be required to attribute distributions to the prior year will depend on the Company's operating results and the level of distributions as determined by the Board of Directors.

  As a result of the Merger, the Company's taxable income will increase substantially. Further, as a result of (i) the lack of distributions on the Class B Common Stock for a minimum of four years and (ii) the taxable income related to PSMI (approximately $38 million in 1994) exceeding the distributions on the Common Stock issued ($.88 per share or $26.4 million per year), the Company's aggregate distributions to holders of preferred stock and Common Stock may have to increase.

  Environmental Matters. During the fourth quarter of 1995, the Company completed an environmental review of all the properties operated under the Public Storage name, which was performed by an independent environmental consulting firm. Of the more than 1,000 properties reviewed, approximately 80% of the properties had no or little evidence of environmental liabilities. The balance of the properties had some form of identified or unidentified but potential liability, estimated at $8.8 million. The Company's share of this liability, for which it expects to record a charge to net income in the fourth quarter, is estimated to be approximately $4 million.


  Future Transactions. The Company intends to continue to expand its asset and capital base through the acquisition of real estate assets and interests in real estate assets from unaffiliated parties and affiliates of the Company through direct purchases, merger, tender offers or other transactions.

                                    BUSINESS

GENERAL

  The Company is a fully integrated, self-administered and self-managed REIT that acquires, develops, owns and operates self-service mini-warehouse facilities. The Company is the largest owner and operator of mini-warehouses in the United States with direct and indirect equity investments in 1,009 mini-warehouses containing approximately 59.2 million square feet of space at November 16, 1995. The Company's mini-warehouses, which are located primarily in or near major metropolitan markets in 37 states, offer relatively low-cost, easily accessible and enclosed storage space for both personal and business use.

  The Company's primary objective is to maximize shareholder value by increasing funds from operations per share of Common Stock through internal growth and the acquisition and development of additional mini-warehouses. The Company believes that its access to capital, geographic diversification and operating efficiencies resulting from its size enhance its ability to achieve this objective.

  The Company believes that its mini-warehouses have attractive operating characteristics. During the nine months ended September 30, 1995, on a pro forma basis, the Public Storage Same-store mini-warehouses had an average occupancy of 90% compared with an average break-even occupancy level (before depreciation expense and debt service) of only 28% resulting in an operating margin (net operating income before depreciation and amortization expense divided by rental income) of 71%. The Company's tenant base, which is comprised of more than 500,000 individuals and businesses, has an average occupancy term of 12 months, and no one mini-warehouse accounts for more than 1% of revenues. In addition, the Company's mini-warehouses are characterized by a low level of capital expenditures required to maintain their condition and appearance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Pro Forma."

  The Company further believes that its operating results have benefitted from favorable industry trends and conditions. Notably, the level of new mini-warehouse construction has decreased since 1988 while consumer demand has increased. In addition, in recent years consolidation has occurred in the fragmented mini-warehouse industry. The Company believes that it is well-positioned to capitalize on this consolidation trend due to its demonstrated access to capital and national presence. The Company operates approximately the same square footage of mini-warehouse space as the next seven largest operators combined and more than three times as much space as the next largest operator.

  The Company's five senior officers have been responsible for the acquisition of more than 350 mini-warehouses, the development of more than 650 mini-warehouses and the management of more than 1,000 mini-warehouses during their average 17 years of experience with the Public Storage organization. In addition, the Company's senior management has a significant ownership position in the Company with executive officers, directors and their affiliates beneficially owning approximately 39.5 million shares or 55% of the Common Stock as of November 16, 1995.

  The Company has elected to be subject to tax as a REIT under the Code. To the extent that the Company continues to qualify as a REIT, it will not be subject to tax, with certain limited exceptions, on the taxable income that is distributed to its shareholders. See "Certain Federal Income Tax
Considerations" in the accompanying Prospectus.

  See "Prospectus Summary--The Merger" for a description of a recent merger pursuant to which the Company became self-administered and self-managed.

  The following table sets forth information on the mini-warehouses ("Mini") and business parks ("BP") in which the Company owns an interest or operates. The Company's properties are either wholly owned by the Company or owned by various ownership entities in which the Company has an interest, principally including joint ventures, REITs traded on the American Stock Exchange ("REITs"), public partnerships and institutional partnerships. The following table summarizes property data by ownership group:

                                                        FOR THE NINE MONTHS ENDED
                           AT SEPTEMBER 30, 1995(1)       SEPTEMBER 30, 1995(1)
                          -------------------------- ----------------------------------
                           NUMBER OF                                      AVERAGE
                          REAL ESTATE NET RENTABLE      AVERAGE      MONTHLY REALIZED
                          FACILITIES   SQUARE FEET     OCCUPANCY      RENT PER SQ. FT.
                          ----------- -------------- --------------  ------------------
                          MINI(2) BP   MINI     BP    MINI     BP      MINI      BP
                          ------- --- ------- ------ ------- ------  --------  --------
                                      (IN THOUSANDS)
Consolidated facilities:
 Wholly-owned...........     262    7  15,317    751   89.6%   92.9%     $.71     $ .62
 Joint Venture..........     200   11  11,656  1,229   89.8%   96.4%     $.59     $ .78
 Other(3)...............      51    3   3,129    343   89.7%   95.7%     $.67     $ .74
                           -----  --- ------- ------ ------  ------   -------   -------
                             513   21  30,102  2,323   89.7%   95.2%     $.66     $ .72
REITs(4)................     218   14  13,155  1,712   91.0%   94.6%     $.71     $ .77
Public Partnerships:(5)
 Foreign investors......      45  --    2,560     47   90.6%   89.0%     $.73     $ .43
 United States
  investors.............      51  --    2,696     34   88.2%   93.3%     $.77     $ .70
Institutional
 Partnerships(6)........     182  --   10,703     94   90.1%   92.0%     $.76     $1.15
                           -----  --- ------- ------ ------  ------   -------   -------
Properties in which the
 Company has an
 ownership interest.....   1,009   35  59,216  4,210   90.0%   94.8%     $.70     $ .75
Properties managed for
 third parties..........      67   10   3,880    961   86.8%   93.7%     $.69     $ .46
                           -----  --- ------- ------ ------  ------   -------   -------
   TOTALS...............   1,076   45  63,096  5,171   89.8%   94.6%     $.70     $ .69
                           =====  === ======= ====== ======  ======   =======   =======

--------
(1) Pro forma for the Merger.
(2) Includes properties that combine mini-warehouse and business park space.
(3) Owned by 20 limited partnerships in which the Company is a general and/or limited partner.
(4) Representing 16 ownership entities.
(5) Representing 34 ownership entities.
(6) Representing 12 ownership entities.

  The Company's facilities and the facilities operated by the Company are located in or near major metropolitan markets in 38 states. Geographic diversity reduces the impact from regional economic downturns and provides a greater degree of stability to revenues. The following table illustrates the geographic diversity of these facilities:

                                                      FOR THE NINE MONTHS ENDED
                          AT SEPTEMBER 30, 1995(1)      SEPTEMBER 30, 1995(1)
                         -------------------------- -------------------------------
                          NUMBER OF                                   AVERAGE
                         REAL ESTATE  NET RENTABLE    AVERAGE     MONTHLY REALIZED
                         FACILITIES   SQUARE FEET    OCCUPANCY    RENT PER SQ. FT.
                         ----------- -------------- ------------  -----------------
   STATE                 MINI(2) BP   MINI     BP   MINI    BP      MINI      BP
   -----                 ------ ----   ------- ---- ------- ----  --------  -------
                                     (IN THOUSANDS)
California:
 Southern...............    164   17  10,212  1,610  85.5%  92.2% $   0.83 $   0.86
 Northern...............    143    5   7,841    659  90.4   96.9      0.80     0.81
Texas...................    122    8   7,597  1,258  88.7   94.9      0.56     0.57
Florida.................     79  --    4,401    --   87.2    --       0.67      --
Illinois................     62  --    3,878    --   92.9    --       0.67      --
Colorado................     36  --    2,276    --   92.2    --       0.67      --
Washington..............     37    1   2,228     28  90.7   80.8      0.66     0.74
Virginia................     28    3   1,763    485  88.9   97.8      0.80     0.83
Georgia.................     37  --    2,007    --   89.5    --       0.60      --
New Jersey..............     34  --    1,957    --   93.3    --       0.80      --
Maryland................     31    1   1,725    127  90.6   91.2      0.81     0.76
New York................     29  --    1,722    --   93.4    --       0.91      --
Ohio....................     27  --    1,650    --   93.0    --       0.52      --
Nevada..................     22  --    1,411    --   93.8    --       0.61      --
Pennsylvania............     20  --    1,328    --   89.7    --       0.73      --
Oregon..................     26    1   1,222    102  94.1   93.3      0.69     0.61
Other states (23
 states)................    179    9   9,878    902  91.1   95.9      0.57     0.45
                          -----  --- ------- ------ -----  -----  -------- --------
   TOTALS...............  1,076   45  63,096  5,171  89.8%  94.6% $   0.70 $   0.69
                          =====  === ======= ====== =====  =====  ======== ========

--------
(1) Pro forma for the Merger.
(2) Includes properties that combine mini-warehouse and business park space.

  None of the Company's current investments involves 5% or more of the Company's total assets, gross revenues or net income. In the opinion of management of the Company, the facilities in which the Company has invested are adequately insured.

DESCRIPTION OF THE COMPANY'S FACILITIES

  Mini-Warehouses. Mini-warehouses, which comprise the vast majority of the Company's investments (approximately 91% based on rental income), are designed to offer accessible storage space for personal and business use at a relatively low cost. A user rents a fully enclosed space which is for the user's exclusive use and to which only the user has access on an unrestricted basis during business hours. On-site operation is the responsibility of resident managers who are supervised by area managers. Some mini-warehouses also include rentable uncovered parking areas for vehicle storage. Leases for mini-warehouse space may be on a long-term or short-term basis, although typically spaces are rented on a month-to-month basis. Rental rates vary according to the location of the property and the size of the storage space.

  Users of space in mini-warehouses include both individuals and large and small businesses. Individuals usually employ this space for storage of, among other things, furniture, household appliances, personal belongings, motor vehicles, boats, campers, motorcycles and other household goods. Businesses normally employ this space for storage of excess inventory, business records, seasonal goods, equipment and fixtures.

  Mini-warehouses in which the Company has invested generally consist of three to seven buildings containing an aggregate of between 350 to 750 storage spaces, most of which have between 25 and 400 square feet and an interior height of approximately eight to 12 feet.

  The Company experiences minor seasonal fluctuations in the occupancy levels of mini-warehouses with occupancies generally higher in the summer months than in the winter months. The Company believes that these fluctuations result in part from increased moving activity during the summer.

  The Company's mini-warehouses are geographically diversified and are generally located in heavily populated areas and close to concentrations of apartment complexes, single family residences and commercial developments. However, there may be circumstances in which it may be appropriate to own a property in a less populated area, for example, in an area that is highly visible from a major thoroughfare and close to, although not in, a heavily populated area. Moreover, in certain population centers, land costs and zoning restrictions may create a demand for space in nearby less populated areas.

  As with most other types of real estate, the conversion of mini-warehouses to alternative uses in connection with a sale or otherwise would generally require substantial capital expenditures. However, the Company does not intend to convert its mini-warehouses to other uses.

  Commercial Properties. Subject to the prohibitions on investments and activities described below, the Company may invest in all types of real estate. Most of the Company's non-mini-warehouse investments are interests in business parks and low-rise office buildings. A business park may include both industrial and office space. Industrial space may be used for, among other things, light manufacturing and assembly, storage and warehousing, distribution and research and development activities. The Company believes that most of the office space is occupied by tenants who are also renting industrial space. The remaining office space is used for general office purposes. A business park may also include facilities for commercial uses such as banks, travel agencies, restaurants, office supply shops, professionals or other tenants providing services to the public. The amount of retail space in a business park is not expected to be significant.

  The Company's business parks typically consist of one to ten buildings located on three to twelve acres and contain from approximately 55,000 to 175,000 square feet of rentable space. A business park property is typically divided into units ranging in size from 600 to 5,000 square feet. However, the Company may acquire business parks that do not have these characteristics. The larger facilities have on-site management. Parking is open or covered, and the ratio of spaces to rentable square feet ranges from one to four per thousand square feet, depending upon the use of the property and its location. Office space generally requires a greater parking ratio than most industrial uses.

GROWTH STRATEGIES

  The Company's growth strategies focus on improving the operating performance of its existing properties and on increasing its ownership of mini-warehouses through additional investments. Major elements of these strategies are as follows:

 . Increase net cash flow of existing properties. The Company seeks to increase the net cash flow generated by its existing properties by (i) increasing average occupancy rates and (ii) achieving higher levels of realized monthly rents per occupied square foot. Average occupancy at the Public Storage Same-Store mini-warehouses has increased from 85.1% in 1992 to 90.3% for the nine months ended September 30, 1995. Similarly, realized monthly rents per occupied square foot have increased approximately 11.3% during this same period. These factors have resulted in growth in net operating income at the Public Storage Same-Store mini-warehouses of approximately 10.5%, 7.8% and
5.5% in 1993, 1994 and the nine months ended September 30, 1995, respectively, over the prior period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Pro Forma."

 . Acquire properties operated and partially owned by the Company. In addition to 262 wholly owned facilities, the Company operates, on behalf of approximately 82 ownership entities, 747 mini-warehouses under the "Public Storage" name in which it has a partial equity interest. From time to time, some of these mini-warehouses or interests in them are available for purchase, providing the Company with a source of additional acquisition opportunities. The Company believes these properties include some of the better located, better constructed mini-warehouses in the industry. Because these properties are partially owned by the Company, it is provided with reliable operating information prior to acquisition and these properties are easily integrated into the Company's portfolio. From January 1, 1992 through November 16, 1995 (exclusive of properties acquired in the Merger), the Company acquired a total of 182 mini-warehouses which were operated under the "Public Storage" name (10.4 million square feet of space at an aggregate purchase price of $468 million).

 . Acquire properties owned or operated by others. The Company believes its presence in and knowledge of substantially all of the major markets in the United States enhances its ability to identify attractive acquisition opportunities and capitalize on the overall fragmentation in the mini-warehouse industry. The Company maintains local market information on rates, occupancy and competition in each of the markets in which it operates. Of the more than 20,000 mini-warehouses in the United States, the Company believes that the ten largest operators manage less than 15% of the total space. From January 1, 1992 through November 16, 1995, the Company acquired a total of 57 mini-warehouses (3.3 million square feet of space at an aggregate purchase price of $145 million) operated by other operators.

 . Develop properties in selected markets. The Company has recently completed construction of a mini-warehouse in Atlanta, Georgia. The Company's Board of Directors has approved the development of 11 additional mini-warehouses with 6,400 estimated units containing 638,000 square feet of space at an estimated cost (including land costs) of $42,000,000. Two of the developments are located in Atlanta, three in Denver, Colorado, two in Austin, Texas, one in Bergen County, New Jersey, one in Orlando, Florida, one in Miami Beach, Florida, and one in Orange County, California. The Company is also expanding two properties in Los Angeles, California to include commercial space at an aggregate cost (including land costs) of $4,600,000. Development of these properties is subject to contingencies. All are scheduled to open at various dates between January 1996 and early 1997. The Company is evaluating the feasibility of developing additional mini-warehouses in selected markets in which there are few, if any, facilities to acquire at attractive prices and where the scarcity of other undeveloped parcels of land or other impediments to development make it difficult to construct additional competing facilities.

 . Access to acquisition capital. The Company believes that its strong financial position enables it to access capital for growth. The Company's long-term debt, as a percentage of shareholders' equity, has decreased from 60% at December 31, 1990 to, on a pro forma basis, 13% at September 30, 1995, thereby significantly reducing refinancing risks. The Company currently has a $125 unsecured million credit facility (LIBOR plus .75% to 1.5%) with a bank group led by Wells Fargo Bank, which the Company uses as a temporary source of acquisition financing. The Company seeks to ultimately finance all acquisitions with permanent sources of capital. From January 1, 1992 through September 30, 1995, the Company has issued approximately $335 million of perpetual preferred and $197 million of common equity to finance such acquisitions. See "Borrowings" and "--Limitations on Debt."

 . Conservative distribution policy. The Company seeks to retain significant funds (after funding its distributions and capital improvements) for additional property investments and debt reduction. During the nine months ended September 30, 1995, the Company distributed 51% of its FFO allocable to Common Stock and retained $17.9 million. On a pro forma basis, the Company would have distributed 46% of its FFO allocable to Common Stock and would have retained $50.4 million during this period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Pro Forma--Liquidity and Capital Resources."

OPERATING STRATEGIES

  The Company operates its mini-warehouses under the "Public Storage" name, the most recognized name in the mini-warehouse industry. The major elements of the Company's operating strategies are as follows:

 . Capitalize on Public Storage name recognition. The Company, together with its predecessor, has more than 20 years of operating experience in the mini-warehouse business, and is the largest operator of mini-warehouses in the United States. As of November 16, 1995, the Company operated 1,076 mini-warehouses aggregating approximately 63.1 million square feet of space located in 37 states. In the past eight years, in excess of $56 million has been expended promoting the "Public Storage" name. The Company believes that its marketing and advertising programs improve its competitive position in the market. The Company believes that it is the only mini-warehouse operator regularly using television advertising in several major markets around the country, and its in-house Yellow Pages staff designs and places advertisements in approximately 700 directories. In addition, the Company offers a toll-free referral system, 800-44-STORE, which services approximately 100,000 calls per year from potential customers inquiring as to the nearest Public Storage mini-warehouse.

 . Maintain high occupancy levels and increase realized rents. Subject to market conditions, the Company generally seeks to achieve average occupancy levels in excess of 90% and to eliminate promotions prior to increasing rental rates. Average occupancy for the Public Storage Same-Store mini-warehouses increased from 85.1% in 1992 to 89.6% in 1994. During the nine months ended September 30, 1995, the average occupancy was 90.3% compared to 89.5% for the comparable period in 1994. Realized monthly rents per square foot increased from $0.62 in 1992 to $0.69 during the nine months ended September 30, 1995. The Company has increased rental rates in many markets where it has achieved high occupancy levels and eliminated or minimized promotions.

 . Concentrate properties in major markets. The Company is focused on owning and acquiring mini-warehouses located principally in the 54 largest metropolitan areas (those with populations in excess of 1,000,000) throughout the country. The Company believes that the events resulting in the rental of mini-warehouse space occur with greater frequency in the larger metropolitan areas than in less populous areas. By concentrating its facilities within these markets, the Company can also achieve economies of scale with respect to property operations and advertising.

 . Focus on high quality properties in prime locations. The Company seeks to own high quality properties located on prime land with high traffic counts, high visibility and a dense population within a three to five mile radius. The Company believes that facilities located on prime land are less susceptible to the threat of competition via new development and, as a result, have more stable cash flows. The Company is also committed to investing the capital necessary to maintain the high quality of its facilities and to upgrade them when warranted by market conditions.

 . Systems and controls. Public Storage has an organizational structure and a property management system, "CHAMP" (Computerized Help and Management Program), which links its corporate office with each mini-warehouse. This enables Public Storage to obtain daily information from each mini-warehouse and to achieve efficiencies in operations and maintain control over space inventory, rental rates, promotional discounts and delinquencies. Expense management is achieved through centralized payroll and accounts payable systems and a comprehensive property tax appeals department, and the Company has an extensive internal audit program designed to ensure proper handling of cash collections.

 . Professional property operation. In addition to approximately 120 support personnel at the Company's corporate offices, there are approximately 2,700 on-site personnel who manage the day-to-day operations of the mini-warehouses operated by the Company. These on-site personnel are supervised by 107 district managers, 14 regional managers and three divisional managers (with an average of 12 years experience in the mini-warehouse industry) who report to the president of the mini-warehouse property operator (who has 11 years of experience with the the Company). The Company carefully selects and extensively trains the operational and support personnel and offers them a progressive career path. On-site personnel are furnished with detailed operating procedures. See "Management."

COMPETITION

  Competition in the market areas in which the Company operates is significant and affects the occupancy levels, rental rates and operating expenses of certain of the Company's facilities. Competition may be accelerated by any increase in availability of funds for investment in real estate. Recent increases in plans for development of mini-warehouses is expected to further intensify competition among mini-warehouse operators in certain market areas. In addition to the Company, there are three other national firms and numerous regional and local operators. The Company believes that the significant operating and financial experience of its executive officers and directors, combined with the Company's capital structure, national investment scope, geographic diversity, economies of scale and the "Public Storage" name, should enable the Company to continue to compete effectively with other entities.

  In seeking investments, the Company competes with a wide variety of institutions and other investors, some of whom may have greater financial resources than the Company. An increase in the amount of funds available for real estate investments may increase competition for ownership of interests in facilities and may reduce yields.

  The following table sets forth information on the largest mini-warehouse operators in the United States.

                Largest Mini-Warehouse Facility Operators-1995

   [BAR CHART APPEARS HERE ILLUSTRATING THE LARGEST MINI-WAREHOUSE FACILITY
       OPERATORS-1995:  THE COMPANY, U-HAUL, SHURGARD AND STORAGE USA.]

The Company*       1,076 facilities       63,100,000 total rentable square feet
U-Haul**             758 facilities       16,700,000 total rentable square feet
Shurgard**           260 facilities       16,000,000 total rentable square feet
Storage USA**        165 facilities       10,900,000 total rentable square feet

 * Source: The Company. Excludes 34 facilities operated in Canada under the "Public Storage" name in which the Company has no equity interest.
** Source: Inside Self-Storage (August 1995).


THIRD PARTY PROPERTY OPERATION

  In addition to the properties in which it has an equity interest, the Company operates 67 mini-warehouses totalling 3.9 million square feet of space and 10 business parks totalling 1 million square feet of space in which it has no equity interest. These properties are operated under the "Public Storage" name. The Company is paid property management fees of 6% of revenues and 5% of revenues from the mini-warehouse and business park space, respectively.

PROHIBITED INVESTMENTS AND ACTIVITIES

  The Company's Bylaws prohibit the Company from purchasing properties in which the Company's officers or directors have an interest, or from selling properties to such persons, unless the transactions are approved by a majority of the independent directors and are fair to the Company based on an independent appraisal. This Bylaw provision may be changed only upon a vote of the holders of a majority of the shares of (i) Common Stock and Convertible Preferred Stock, voting together and (ii) each of the series of Senior Preferred Stock. See "--Limitations on Debt" for other restrictions in the Bylaws.

BORROWINGS

  As of September 30, 1995, on a pro forma basis, the Company had an aggregate of approximately $116.2 million of mortgage financing due at various dates between October 1995 and 2028 (average maturity of approximately 8 years) and bearing interest at rates ranging from approximately 11% to 6% (weighted average of approximately 9.5%) per year.

  As of September 30, 1995, on a pro forma basis, the Company had an aggregate of approximately $68 million of outstanding unsecured indebtedness owed to a group of insurance companies. The financing bears interest at 7.08% per year and provides for semi-annual installments of principal and interest over approximately eight years.

  The Company has an unsecured $125 million credit facility with a group of commercial banks. The facility bears interest at LIBOR plus .75% to 1.5%, depending upon interest coverage. The Company has no borrowings outstanding under the credit facility.

  Subject to the limitations described under "--Limitations on Debt", the Company has broad powers to borrow in furtherance of its investment objectives. The Company has incurred in the past, and may incur in the future, both short-term and long-term indebtedness to increase its funds available for investment in additional facilities, capital expenditures and distributions.

LIMITATIONS ON DEBT

  The Bylaws provide that the Board of Directors shall not authorize or permit the incurrence of any obligation by the Company which would cause the Company's "Asset Coverage" of its unsecured indebtedness to become less than 300%. Asset Coverage is defined in the Bylaws as the ratio (expressed as a percentage) by which the value of the total assets (as defined in the Bylaws) of the Company less the Company's liabilities (except liabilities for unsecured borrowings) bears to the aggregate amount of all unsecured borrowings of the Company. This Bylaw provision may be changed only upon a vote of the holders of a majority of the shares of (i) Common Stock and Convertible Preferred Stock voting together and (ii) each of the series of Senior Preferred Stock.

  The Company's Bylaws prohibit the Company from issuing debt securities in a public offering unless the Company's "cash flow" (which for this purpose means net income, exclusive of extraordinary items, plus depreciation) for the most recent 12 months for which financial statements are available, adjusted to give effect to the anticipated use of the proceeds from the proposed sale of debt securities, would be sufficient to pay the interest on such securities. This Bylaw provision may be changed only upon a vote of the holders of a majority of the shares of (i) Common Stock and Convertible Preferred Stock voting together and (ii) each of the series of Senior Preferred Stock.

  Without the consent of the holders of a majority of each of the series of Senior Preferred Stock, the Company will not take any action that would result in a ratio of "Debt" to "Assets" (the "Debt Ratio") in excess of 50%. As of September 30, 1995, on a pro-forma basis, the Debt Ratio was approximately 13%. "Debt" means the liabilities (other than "accrued and other liabilities" and "minority interest") that should, in accordance with generally accepted accounting principles, be reflected on the Company's consolidated balance sheet at the time of determination. "Assets" means the Company's total assets that should, in accordance with generally accepted accounting principles, be reflected on the Company's consolidated balance sheet at the time of determination.

  The Company's bank and senior unsecured debt agreements contain various financial covenants, including limitations on the level of indebtedness of 30% of total capitalization, as defined, and the prohibition of the payment of dividends upon the occurrence of an event of default, as defined.

EMPLOYEES

  There are approximately 3,000 persons who render services on behalf of the Company, primarily personnel engaged in property operation, substantially all of whom are employed by a clearing company that provides certain administrative and cost-sharing services to the Company and other owners of properties operated by the Company.

                                  MANAGEMENT

  The following table sets forth the directors and principal officers of the Company.

          NAME                                POSITIONS
          ----                                ---------
   B. Wayne Hughes        Chairman of the Board and Chief Executive Officer
   Harvey Lenkin          President and Director
   Hugh W. Horne          Senior Vice President
   Ronald L. Havner, Jr.  Senior Vice President and Chief Financial Officer
   Obren B. Gerich        Senior Vice President
   Marvin M. Lotz         Senior Vice President
   Mary Jayne Howard      Senior Vice President
   David Goldberg         Senior Vice President and General Counsel
   John Reyes             Vice President and Controller
   Sarah Hass             Vice President and Secretary
   Anthony Grillo         Vice President
   Ron Harden             Vice President
   Gary Hattenburg        Vice President
   Robert J. Abernethy    Director
   Dann V. Angeloff       Director
   William C. Baker       Director
   Uri P. Harkham         Director
   Berry Holmes           Director

  B. Wayne Hughes, age 62, has been a director of the Company since its organization in 1980 and was President and Co-Chief Executive Officer from 1980 until November 1991 when he became Chairman of the Board and sole Chief Executive Officer. Mr. Hughes is the Chairman of the Board of 16 other REITs affiliated with the Company (the "Public Storage REITs"). Mr. Hughes has been active in the real estate investment field for 25 years.

  Harvey Lenkin, age 59, became President and a director of the Company in November 1991. He was President of PSMI from 1978 until 1988, when he became Chairman of the Board of PSMI and assumed overall responsibility for investment banking and investor relations. He has been President of the Public Storage REITs since their inception.

  Hugh W. Horne, age 51, has been a Vice President of the Company since 1980 and was Secretary of the Company from 1980 until February 1992 and became Senior Vice President of the Company on November 16, 1995. He has been an officer of PSMI since 1973. He is responsible for managing all aspects of property acquisition.

  Ronald L. Havner, Jr., age 38, a certified public accountant, became an officer of the Company in 1986 and Chief Financial Officer in November 1991. He has been an officer of PSMI since 1986 and became Chief Financial Officer of PSMI and its affiliates in 1991 and Senior Vice President of the Company on November 16, 1995. Mr. Havner has been an officer of the Public Storage REITs since their inception.

  Obren B. Gerich, age 56, a certified public accountant and certified financial planner, has been a Vice President of the Company since 1980 and became Senior Vice President of the Company on November 16, 1995. He was Chief Financial Officer of the Company until November 1991. Mr. Gerich has been an officer of PSMI since 1975. Mr. Gerich has been an officer of the Public Storage REITs since their inception.

  Marvin M. Lotz, age 53, has had overall responsibility for Public Storage's mini-warehouse operations since 1988. He became a Senior Vice President of the Company on November 16, 1995. Mr. Lotz was an officer of PSMI with responsibility for property acquisitions from 1983 until 1988.

  Mary Jayne Howard, age 50, has had overall responsibility for Public Storage's commercial property operations since December 1985. She became a Senior Vice President of the Company on November 16, 1995.

  David Goldberg, age 46, joined PSMI's legal staff in June 1991, rendering services on behalf of the Company and PSMI. He became a Senior Vice President and General Counsel of the Company on November 16, 1995. From December 1982 until May 1991, he was a partner in the law firm of Sachs & Phelps, then counsel to the Company and PSMI.

  John Reyes, age 34, a certified public accountant, joined PSMI in 1990 and has been the Controller of the Company since 1992. He became a Vice President on November 16, 1995. From 1983 to 1990, Mr. Reyes was employed by Ernst & Young.

  Sarah Hass, age 40, became Secretary of the Company in February 1992. She became a Vice President on November 16, 1995. She joined PSMI's legal department in June 1991, rendering services on behalf of the Company and PSMI. From 1987 until May 1991, her professional corporation was a partner in the law firm of Sachs & Phelps, then counsel to the Company and PSMI, and from April 1986 until June 1987, she was associated with that firm, practicing in the area of securities law. From September 1979 until September 1985, Ms. Hass was associated with the law firm of Rifkind & Sterling, Incorporated.

  Anthony Grillo, age 39, joined PSMI in 1981 and has been a divisional manager since 1988 in charge of overall mini-warehouse management activities in the southwestern United States (approximately 350 properties). He became a Vice President of the Company on November 16, 1995.

  Ron Harden, age 47, joined PSMI in 1987 and became a divisional manager in 1988. He is responsible for overall mini-warehouse management activities in the northeastern United States (approximately 300 properties). He became a Vice President of the Company on November 16, 1995.

  Gary Hattenburg, age 44, joined PSMI as a divisional manager in 1989 to oversee the overall mini-warehouse management activities in the northwestern and southeastern United States (approximately 350 properties). He became a Vice President of the Company on November 16, 1995. He has been in the mini-warehouse industry since 1976 including serving for four years as the Director of Operations for Shurgard Inc., a national operator of mini-warehouses.

  Robert J. Abernethy, age 55, Chairman of the Audit Committee, is President of American Standard Development Company and of Self-Storage Management Company, which develop and operate mini-warehouses. Mr. Abernethy has been a director of the Company since its organization. Mr. Abernethy is a member of the board of directors of Johns Hopkins University and of the Metropolitan Transportation Authority and a former member of the board of directors of the Metropolitan Water District of Southern California.

  Dann V. Angeloff, age 60, is president of The Angeloff Company, a corporate financial advisory firm. The Angeloff Company has rendered, and is expected to continue to render, financial advisory and securities brokerage services for the Company. Mr. Angeloff is the general partner of a limited partnership that owns a mini-warehouse operated by the Company and which secures a note owned by the Company. Mr. Angeloff has been a director of the Company since its organization. Mr. Angeloff is a director of Compensation Resource Group, Datametrics Corporation, Nicholas/Applegate Growth Equity Fund, Nicholas/Applegate Investment Trust, Royce Medical Company, Seda Specialty Packaging Corp. and one of the Public Storage REITs.

  William C. Baker, age 62, became a director of the Company in November 1991. From April 1993 through May 1995, Mr. Baker was President of Red Robin International Inc., an operator and franchisor of casual dining restaurants in the United States and Canada. Since January 1992, he has been Chairman and Chief Executive Officer of Carolina Restaurant Enterprises, Inc., a franchisee of Red Robin International, Inc. From 1976 to 1988, he was a principal shareholder and Chairman and Chief Executive Officer of Del Taco, Inc., an operator and franchisor of fast food restaurants in California. Mr. Baker is a director of Bank of Newport, Santa Anita Realty Enterprises, Inc., Santa Anita Operating Company and Callaway Golf Company.

  Uri P. Harkham, age 47, became a director of the Company in March 1993. Mr. Harkham has been the President and Chief Executive Officer of the Jonathan Martin Fashion Group, which specializes in designing, manufacturing and marketing women's clothing, since its organization in 1976. Since 1978, Mr. Harkham has been the Chairman of the Board of Harkham Properties, a real estate firm specializing in buying and managing fashion warehouses in Los Angeles and Australia.

  Berry Holmes, age 65, a member of the Audit Committee, is a private investor. Mr. Holmes has been a director of the Company since its organization. Mr. Holmes was president and a director of Financial Corporation of Santa Barbara and Santa Barbara Savings and Loan Association through June 1984 and was a consultant with Santa Barbara Savings and Loan Association during the second half of 1984. Mr. Holmes is a director of one of the Public Storage REITs.

              DESCRIPTION OF PREFERRED STOCK AND DEPOSITARY SHARES

GENERAL

  Under the Company's Articles of Incorporation, as amended, the Board of Directors is authorized without further shareholder action to provide for the issuance of up to 50,000,000 shares of preferred stock, in one or more series, with such voting powers, full or limited, and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be set forth in resolutions providing for the issue thereof adopted by the Board of Directors. At December 31, 1995, the Company had outstanding 13,444,100 shares of preferred stock.

  Prior to issuance, the Board of Directors will have adopted resolutions creating the 8.45% Cumulative Preferred Stock, Series H (the "Preferred Stock"). When issued, the Preferred Stock will have a liquidation value of $25,000 per share, will be fully paid and nonassessable, will not be subject to any sinking fund or other obligation of the Company to repurchase or retire the Preferred Stock, and will have no preemptive rights.

  The First National Bank of Boston will be the transfer agent and dividend disbursing agent for the Preferred Stock.

  Each Depositary Share represents 1/1,000 of a share of Preferred Stock. The shares of the Preferred Stock will be deposited with The First National Bank of Boston, as Depositary (the "Preferred Stock Depositary"), under a Deposit Agreement among the Company, the Preferred Stock Depositary and the holders from time to time of the depositary receipts (the "Depositary Receipts") issued by the Preferred Stock Depositary thereunder. The Depositary Receipts will evidence the Depositary Shares. Subject to the terms of the Deposit Agreement, each holder of a Depositary Receipt evidencing a Depositary Share will be entitled, proportionately, to all the rights and preferences of, and subject to all of the limitations of, the interest in the Preferred Stock represented thereby (including dividend, voting, redemption and liquidation rights and preferences). See "Description of Depositary Shares" in the accompanying Prospectus and "--Depositary Shares," below.

  Immediately following the issuance of the Preferred Stock by the Company, the Company will deposit the Preferred Stock with the Preferred Stock Depositary, which will then issue and deliver the Depositary Receipts to the Company. The Company will, in turn, deliver the Depositary Receipts to the Underwriters. Depositary Receipts will be issued evidencing only whole Depositary Shares.

  The Depositary Shares have been approved for listing on the NYSE, subject to official notice of issuance. The Preferred Stock will not be so listed and the Company does not expect that there will be any trading market for the Preferred Stock except as represented by the Depositary Shares.

OWNERSHIP RESTRICTIONS

  For a discussion of ownership limitations that apply to the Preferred Stock and related Depositary Shares, see "Description of Common Stock and Class B Common Stock--Ownership Limitations" in the accompanying Prospectus.

PREFERRED STOCK

  The following is a brief description of the terms of the Preferred Stock which does not purport to be complete and is subject to and qualified in its entirety by reference to the Certificate of Determination of the Preferred Stock, the form of which is filed as an exhibit to, or incorporated by reference in, the Registration Statement of which this Prospectus Supplement constitutes a part.

 Dividends

  Holders of shares of Preferred Stock, in preference to the holders of shares of the Common Stock, and of any other capital stock of the Company ranking junior to the Preferred Stock as to payment of dividends, will be entitled to receive, when and as declared by the Board of Directors out of assets of the Company legally available for payment, cash dividends payable quarterly at the rate of 8.45% of the liquidation preference per year ($2,112.50 per year per share, equivalent to $2.1125 per year per Depositary Share). Dividends on the shares of Preferred Stock will be cumulative from the date of issue and will be payable quarterly on or before March 31, June 30, September 30 and December 31, commencing March 31, 1996, to holders of record as they appear on the stock register of the Company on such record dates, not less than 15 or more than 45 days preceding the payment dates thereof, as shall be fixed by the Board of Directors. After full dividends on the Preferred Stock have been paid or declared and funds set aside for payment for all past dividend periods and for the then current quarter, the holders of shares of Preferred Stock will not be entitled to any further dividends with respect to that quarter.

  When dividends are not paid in full upon the Preferred Stock and any other shares of preferred stock of the Company ranking on a parity as to dividends with the Preferred Stock (including the other series of Senior Preferred Stock), all dividends declared upon the Preferred Stock and any other preferred shares of the Company ranking on a parity as to dividends with the Preferred Stock shall be declared pro rata so that the amount of dividends declared per share on such Preferred Stock and such other shares shall in all cases bear to each other the same ratio that the accrued dividends per share on the Preferred Stock and such other preferred shares bear to each other. Except as set forth in the preceding sentence, unless full dividends on the Preferred Stock have been paid for all past dividend periods, no dividends (other than in Common Stock or other shares of capital stock of the Company ranking junior to the Preferred Stock as to dividends and upon liquidation) shall be declared or paid or set aside for payment, nor shall any other distribution be made on the Common Stock or on any other shares of capital stock of the Company ranking junior to or on a parity with the Preferred Stock as to dividends or upon liquidation. Unless full dividends on the Preferred Stock have been paid for all past dividend periods, no Common Stock or any other shares of capital stock of the Company ranking junior to or on a parity with the Preferred Stock as to dividends or upon liquidation shall be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid or made available for a sinking fund for the redemption of any such shares) by the Company or any subsidiary of the Company except by conversion into or exchange for shares of capital stock of the Company ranking junior to the Preferred Stock as to dividends and upon liquidation.

  The Company's revolving credit facility with a commercial bank restricts the Company's ability to pay distributions in excess of "Funds from Operations" for the prior four fiscal quarters less scheduled principal payments and less capital expenditures. Funds from operations is defined in the loan agreement generally as net income before gain on sale of real estate, extraordinary loss on early retirement of debt and deductions for depreciation, amortization and non-cash charges. Management believes that this restriction will not impede the Company's ability to pay the dividends on the Preferred Stock in full. See "Business--Borrowings."

 Conversion Rights

  The Preferred Stock will not be convertible into shares of any other class or series of capital stock of the Company.

 Liquidation Rights

  In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock will be entitled to receive out of the Company's assets available for distribution to stockholders, before any distribution of assets is made to holders of Common Stock or of any other shares of capital stock of the Company ranking as to such distribution junior to the Preferred Stock, liquidating distributions in the amount of $25,000 per share (equivalent to $25 per Depositary Share), plus all accrued and unpaid dividends (whether or not earned or declared) for the then current, and all prior, dividend periods. If upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the amounts payable with respect to the Preferred Stock and any other shares of stock of the Company ranking as to any such distribution on a parity with the Preferred Stock (including the other series of Senior Preferred Stock) are not paid in full, the holders of the Preferred Stock and of such other shares will share ratably in any such distribution of assets of the Company in proportion to the full respective preferential amounts to which they are entitled. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of the Preferred Stock will not be entitled to any further participation in any distribution of assets by the Company.

  For purposes of liquidation rights, a consolidation or merger of the Company with or into any other corporation or corporations or a sale of all or substantially all of the assets of the Company is not a liquidation, dissolution or winding up of the Company.

 Redemption

  Except in certain circumstances relating to the Company's qualification as a REIT, the shares of Preferred Stock are not redeemable prior to January 31, 2001. On and after January 31, 2001, at any time or from time to time, the shares of Preferred Stock will be redeemable in whole or in part at the option of the Company at a cash redemption price of $25,000 per share of Preferred Stock (equivalent to $25 per Depositary Share), plus all accrued and unpaid dividends to the date of redemption. If fewer than all the outstanding shares of Preferred Stock are to be redeemed, the shares to be redeemed will be determined by the Board of Directors of the Company, and such shares shall be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares) or by lot in a manner determined by the Board of Directors of the Company.

  Notwithstanding the foregoing, if any dividends, including any accumulation, on the Preferred Stock are in arrears, no Preferred Stock shall be redeemed unless all outstanding Preferred Stock is simultaneously redeemed, and the Company shall not purchase or otherwise acquire, directly or indirectly, any Preferred Stock; provided, however, that this shall not prevent the purchase or acquisition of the Preferred Stock pursuant to a purchase or exchange offer if such offer is made on the same terms to all holders of the Preferred Stock.

  Notice of redemption of the Preferred Stock will be given by publication in a newspaper of general circulation in the County of Los Angeles and the City of New York, such publication to be made once a week for two successive weeks commencing not less than 30 nor more than 60 days prior to the redemption date. A similar notice will be mailed by the Company, postage prepaid, not less than 30 or more than 60 days prior to the redemption date, addressed to the respective holders of record of shares of Preferred Stock to be redeemed at their respective addresses as they appear on the stock transfer records of the Company. Each notice shall state: (i) the redemption date; (ii) the number of shares of Preferred Stock to be redeemed; (iii) the redemption price per share of Preferred Stock; (iv) the place or places where certificates for the Preferred Stock are to be surrendered for payment of the redemption price; and
(v) that dividends on the shares of Preferred Stock to be redeemed will cease to accrue on such redemption date. If fewer than all the shares of Preferred Stock held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of shares of Preferred Stock to be redeemed from such holder. In order to facilitate the redemption of shares of Preferred Stock, the Board of Directors may fix a record date for the determination of shares of Preferred Stock to be redeemed, such record date to be not less than 30 nor more than 60 days prior to the date fixed for such redemption.

  Notice having been given as provided above, from and after the date specified therein as the date of redemption, unless the Company defaults in providing funds for the payment of the redemption price on such date, all dividends on the Preferred Stock called for redemption will cease. From and after the redemption date, unless the Company so defaults, all rights of the holders of the Preferred Stock as stockholders of the Company, except the right to receive the redemption price (but without interest), will cease. Upon surrender in accordance with such notice of the certificates representing any such shares (properly endorsed or assigned for transfer, if the Board of Directors of the Company shall so require and the notice shall so state), the redemption price set forth above shall be paid out of the funds provided by the Company. If fewer than all the shares represented by any such certificate are redeemed, a new certificate shall be issued representing the unredeemed shares without cost to the holder thereof.

  Subject to applicable law and the limitation on purchases when dividends on the Preferred Stock are in arrears, the Company may, at any time and from time to time, purchase any shares of Preferred Stock in the open market, by tender or by private agreement.

 Voting Rights

  Except as indicated below, or except as expressly required by applicable law, holders of the Preferred Stock will not be entitled to vote.

  If the equivalent of six quarterly dividends payable on the Preferred Stock or any other series of preferred stock are in default (whether or not declared or consecutive), holders of the Preferred Stock (voting as a class with all other series of Senior Preferred Stock) will be entitled to elect two additional directors (in addition to any directors elected with respect to the required Debt Ratio) until all dividends in default have been paid or declared and set apart for payment.

  If the Debt Ratio on the last day of any two consecutive fiscal quarters exceeds 50% (unless such condition is approved or ratified by the holders of a majority of each of the series of Senior Preferred Stock), the holders of each of the series of Senior Preferred Stock will be entitled to elect two additional directors (in addition to any directors elected for defaults in dividends) until the Debt Ratio as of the last day of a fiscal quarter is less than 50%. See "Business--Limitations on Debt."

  Such right to vote separately to elect directors shall, when vested, be subject, always, to the same provisions for vesting of such right to elect directors separately in the case of future dividend defaults or with respect to the required Debt Ratio. At any time when such right to elect directors separately shall have so vested, the Company may, and upon the written request of the holders of record of not less than 20% of the total number of preferred shares of the Company then outstanding (with respect to dividend defaults) or 20% of the holders of the Preferred Stock (with respect to the required Debt Ratio) shall, call a special meeting of shareholders for the election of directors. In the case of such a written request, such special meeting shall be held within 90 days after the delivery of such request and, in either case, at the place and upon the notice provided by law and in the Bylaws of the Company, provided that the Company shall not be required to call such a special meeting if such request is received less than 120 days before the date fixed for the next ensuing annual meeting of shareholders, and the holders of all classes of outstanding preferred stock (in the case of dividend defaults) or the holders of the Preferred Stock (with respect to the required Debt Ratio) are offered the opportunity to elect such directors (or fill any vacancy) at such annual meeting of shareholders. Directors so elected shall serve until the next annual meeting of shareholders of the Company or until their respective successors are elected and qualify. If, prior to the end of the term of any director so elected, a vacancy in the office of such director shall occur, during the continuance of a default (a) in dividends on preferred shares of the Company or
(b) with respect to the required Debt Ratio, by reason of death, resignation, or disability, such vacancy shall be filled for the unexpired term of such former director by the appointment of a new director by the remaining director or directors so elected.

  The affirmative vote or consent of the holders of at least 66 2/3% of the outstanding shares of the Preferred Stock and any other series of preferred stock ranking on a parity with the Preferred Stock as to dividends or upon liquidation (which includes the other series of Senior Preferred Stock), voting as a single class, will be required to authorize another class of shares senior to the Preferred Stock with respect to the payment of dividends or the distribution of assets on liquidation. The affirmative vote or consent of the holders of at least 66 2/3% of the outstanding shares of the Preferred Stock will be required to amend or repeal any provision of or add any provision to, the Articles of Incorporation, including the Certificate of Determination, if such action would materially and adversely alter or change the rights, preferences or privileges of the Preferred Stock.

  The affirmative vote or consent of the holders of a majority of the outstanding shares of Preferred Stock will be required to change the Bylaw provisions described under "Business--Prohibited Investments and Activities" and "--Limitations on Debt."

  No consent or approval of the holders of shares of the Preferred Stock will be required for the issuance from the Company's authorized but unissued preferred stock of other shares of any series of preferred stock ranking on a parity with or junior to the Preferred Stock as to payment of dividends and distribution of assets, including other shares of Preferred Stock.

DEPOSITARY SHARES

  The following is a brief description of the terms of the Depositary Shares which does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the Deposit Agreement (including the form of Depositary Receipt contained therein), which is filed as an exhibit to, or incorporated by reference in, the Registration Statement of which this Prospectus Supplement constitutes a part.

 Dividends

  The Depositary will distribute all cash dividends or other cash distributions received in respect of the Preferred Stock to the record holders of Depositary Receipts in proportion to the number of Depositary Shares owned by such holders on the relevant record date, which will be the same date as the record date fixed by the Company for the Preferred Stock. In the event that the calculation of such amount to be paid results in an amount which is a fraction of one cent, the amount the Depositary shall distribute to such record holder shall be rounded to the next highest whole cent.

  In the event of a distribution other than in cash, the Depositary will distribute property received by it to the record holders of Depositary Receipts entitled thereto, in proportion, as nearly as may be practicable, to the number of Depositary Shares owned by such holders on the relevant record date, unless the Depositary determines (after consultation with the Company) that it is not feasible to make such distribution, in which case the Depositary may (with the approval of the Company) adopt any other method for such distribution as it deems equitable and appropriate, including the sale of such property (at such place or places and upon such terms as it may deem equitable and appropriate) and distribution of the net proceeds from such sale to such holders.

 Liquidation Preference

  In the event of the liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, the holders of each Depositary Share will be entitled to 1/1000th of the liquidation preference accorded each share of the Preferred Stock.

 Redemption

  Whenever the Company redeems any Preferred Stock held by the Depositary, the Depositary will redeem as of the same redemption date the number of Depositary Shares representing the Preferred Stock so redeemed. The Depositary will publish a notice of redemption of the Depositary Shares containing the same type of information and in the same manner as the Company's notice of redemption and will mail the notice of redemption promptly upon receipt of such notice from the Company and not less than 30 nor more than 60 days prior to the date fixed for redemption of the Preferred Stock and the Depositary Shares to the record holders of the Depositary Receipts. In case less than all the outstanding Depositary Shares are to be redeemed, the Depositary Shares to be so redeemed shall be determined pro rata or by lot in a manner determined by the Board of Directors.

 Voting

  Promptly upon receipt of notice of any meeting at which the holders of the Preferred Stock are entitled to vote, the Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Receipts as of the record date for such meeting. Each such record holder of Depositary Receipts will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the number of shares of Preferred Stock represented by such record holder's Depositary Shares. The Depositary will endeavor, insofar as practicable, to vote such Preferred Stock represented by such Depositary Shares in accordance with such instructions, and the Company will agree to take all action which may be deemed necessary by the Depositary in order to enable the Depositary to do so. The Depositary will abstain from voting any of the Preferred Stock to the extent that it does not receive specific instructions from the holders of Depositary Receipts.

 Withdrawal of Preferred Stock

  Upon surrender of Depositary Receipts at the principal office of the Depositary, upon payment of any unpaid amount due the Depositary, and subject to the terms of the Deposit Agreement, the owner of the Depositary Shares evidenced thereby is entitled to delivery of the number of whole shares of Preferred Stock and all money and other property, if any, represented by such Depositary Shares. Partial shares of Preferred Stock will not be issued. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of whole shares of Preferred Stock to be withdrawn, the Depositary will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares. Holders of Preferred Stock thus withdrawn will not thereafter be entitled to deposit such shares under the Deposit Agreement or to receive Depositary Receipts evidencing Depositary Shares therefor.

 Amendment and Termination of Deposit Agreement

  The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time and from time to time be amended by agreement between the Company and the Depositary. However, any amendment which materially and adversely alters the rights of the holders (other than any change in fees) of Depositary Shares will not be effective unless such amendment has been approved by the holders of at least a majority of the Depositary Shares then outstanding. No such amendment may impair the right, subject to the terms of the Deposit Agreement, of any owner of any Depositary Shares to surrender the Depositary Receipt evidencing such Depositary Shares with instructions to the Depositary to deliver to the holder the Preferred Stock and all money and other property, if any, represented thereby, except in order to comply with mandatory provisions of applicable law. The Deposit Agreement may be terminated by the Company or the Depositary only if (i) all outstanding Depositary Shares have been redeemed or (ii) there has been a final distribution in respect of the Preferred Stock in connection with any dissolution of the Company and such distribution has been made to all the holders of Depositary Shares.

 Charges of Depositary

  The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. The Company will pay charges of the Depositary in connection with the initial deposit of the Preferred Stock and the initial issuance of the Depositary Shares, and redemption of the Preferred Stock and all withdrawals of Preferred Stock by owners of Depositary Shares. Holders of Depositary Receipts will pay transfer, income and other taxes and governmental charges and certain other charges as are provided in the Deposit Agreement to be for their accounts. In certain circumstances, the Depositary may refuse to transfer Depositary Shares, may withhold dividends and distributions and sell the Depositary Shares evidenced by such Depositary Receipt if such charges are not paid.

 Miscellaneous

  The Depositary will forward to the holders of Depositary Receipts all reports and communications from the Company which are delivered to the Depositary and which the Company is required to furnish to the holders of the Preferred Stock. In addition, the Depositary will make available for inspection by holders of Depositary Receipts at the principal office of the Depositary, and at such other places as it may from time to time deem advisable, any reports and communications received from the Company which are received by the Depositary as the holder of Preferred Stock.

  Neither the Depositary nor any Depositary's Agent (as defined in the Deposit Agreement), nor the Registrar (as defined in the Deposit Agreement) nor the Company assumes any obligation or will be subject to any liability under the Deposit Agreement to holders of Depositary Receipts other than for its gross negligence, willful misconduct or bad faith. Neither the Depositary, any Depositary's Agent, the Registrar nor the Company will liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Deposit Agreement. The Company and the Depositary are not obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares, Depositary Receipts or Preferred Stock unless reasonably satisfactory indemnity is furnished. The Company and the Depositary may rely on written advice of counsel or accountants, on information provided by holders of Depositary Receipts or other persons believed in good faith to be competent to give such information and on documents believed to be genuine and to have been signed or presented by the proper party or parties.

 Resignation and Removal of Depositary

  The Depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Depositary, any such resignation or removal to take effect upon the appointment of a successor Depositary and its acceptance of such appointment. Such successor Depositary must be appointed within 60 days after delivery of the notice for resignation or removal and must be a bank or trust company having its principal office in the United States of America and having a combined capital and surplus of at least $150,000,000.

                                  UNDERWRITING

  Under the terms and subject to the conditions of the Underwriting Agreement dated the date hereof, each of the Underwriters named below (the "Underwriters"), for whom Smith Barney Inc., PaineWebber Incorporated, Donaldson, Lufkin & Jenrette Securities Corporation, Prudential Securities Incorporated, Robertson, Stephens & Company, LLC and The Robinson-Humphrey Company, Inc. are acting as the Representatives (the "Representatives"), has severally agreed to purchase, and the Company has agreed to sell to each Underwriter, the number of Depositary Shares set forth opposite the name of such Underwriter below:

                              NUMBER OF
                              DEPOSITARY
 UNDERWRITERS                   SHARES
 ------------                 ----------
 Smith Barney Inc...........    855,000
 PaineWebber Incorporated...    845,000
 Donaldson, Lufkin &
  Jenrette Securities
  Corporation...............    845,000
 Prudential Securities
  Incorporated..............    845,000
 Robertson, Stephens &
  Company, LLC .............    845,000
 The Robinson-Humphrey
  Company, Inc..............    845,000
 Bear, Stearns & Co. Inc. ..    140,000
 CS First Boston
  Corporation...............    140,000

                              NUMBER OF
                              DEPOSITARY
UNDERWRITERS                    SHARES
------------                  ----------
Commerzbank Capital
 Markets Corporation........     60,000
Cowen & Company.............     60,000
A. G. Edwards & Sons,
 Inc. ......................    140,000
EVEREN Securities, Inc. ....     60,000
Goldman, Sachs & Co. .......    140,000
Kennedy Cabot & Company
 Inc. ......................     60,000
Legg Mason Wood Walker,
 Incorporated...............     60,000
Wheat, First Securities,
 Inc. ......................     60,000
                              ---------
    Total...................  6,000,000
                              =========

  The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Depositary Shares are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all Depositary Shares offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

  The Underwriters initially propose to offer part of the Depositary Shares directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement and part to certain dealers at a price which represents a concession not in excess of $.50 per share under the public offering price. The Underwriters may allow, and such dealers may re-allow, a concession not in excess of $.35 per share to the other Underwriters or to certain other dealers. After the initial public offering, the public offering price and such concessions may be changed by the Underwriters.

  The Company has granted to the Underwriters an option, exercisable for thirty days from the date of this Prospectus Supplement, to purchase up to an aggregate of 900,000 additional Depositary Shares at the public offering price set forth on the cover page of this Prospectus Supplement, minus the underwriting discounts and commissions. The Underwriters may exercise such option to purchase additional Depositary Shares solely for the purpose of covering over-allotments, if any, incurred in connection with the sale of the Depositary Shares offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional Depositary Shares as the number of Depositary Shares set forth opposite such Underwriter's name in the preceding table bears to the total number of Depositary Shares in such table.

  The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

  The Depositary Shares have been approved for listing on the NYSE, subject to official notice of issuance. Prior to this offering, there has been no public market for the Depositary Shares. Trading of the Depositary Shares on the NYSE is expected to commence within a seven-day period after the initial delivery of the Depositary Shares. The Underwriters have advised the Company that they intend to make a market in the Depositary Shares prior to the commencement of trading on the NYSE, but are not obligated to do so and may discontinue market making at any time without notice.

  Robertson, Stephens & Company, LLC rendered an opinion to the Company that, as of the date of its opinion, the consideration paid by the Company in the Merger was fair to the public shareholders of the Company from a financial point of view. Robertson, Stephens & Company, LLC was paid a fee of $600,000, is being reimbursed for certain expenses and is being indemnified against certain losses in connection with the performance of its services.

                                 LEGAL OPINIONS

  Certain legal matters relating to the Preferred Stock and Depositary Shares will be passed upon for the Company by David Goldberg, senior vice-president and general counsel of the Company, and for the Underwriters by Skadden, Arps, Slate, Meagher & Flom, Los Angeles, California. Hogan & Hartson L.L.P., Washington, D.C., has delivered an opinion as to the status of the Company as a REIT. Mr. Goldberg owns 67,229 shares of Common Stock, 1,000 shares of Convertible Preferred Stock and 500 shares of Series C Preferred Stock, and has options to acquire an additional 62,500 shares of Common Stock. See "Certain Federal Income Tax Considerations" in the accompanying Prospectus. Skadden, Arps, Slate, Meagher & Flom has from time to time represented the Company on unrelated matters.

  In addition to the $400,000,000 of securities included in the Prospectus dated December 7, 1995, on or about January 22, 1996, Public Storage, Inc. registered and is offering for sale an additional $14,272,875 of 8.45% Cumulative Preferred Stock, Series H and Depositary Shares each representing 1/1,000 of a share of such preferred stock.

PROSPECTUS

                             PUBLIC STORAGE, INC.

                                PREFERRED STOCK
                               DEPOSITARY SHARES
                                 COMMON STOCK
                                   WARRANTS

  Public Storage, Inc. (the "Company") may from time to time offer in one or more series (i) shares of preferred stock, par value $.01 per share (the "Preferred Stock"), and depositary shares (the "Depositary Shares") representing a fractional interest in a share of Preferred Stock, (ii) shares of common stock, par value $.10 per share (the "Common Stock"), or (iii) warrants to purchase Preferred Stock or Common Stock (the "Warrants"), with an aggregate public offering price of up to $400,000,000 on terms to be determined at the time of offering. The Preferred Stock, Depositary Shares, Common Stock and Warrants (collectively, the "Securities") may be offered, separately or together (in any combination), as separate series, in amounts, at prices and on terms to be set forth in a supplement to this Prospectus (a "Prospectus Supplement").

  The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (i) in the case of Preferred Stock and Depositary Shares, the specific title and stated value, any dividend, liquidation, redemption, conversion, voting and other rights, the offering price and whether Depositary Shares will be offered, and if so, the fraction of a share of Preferred Stock represented by a Depositary Share; (ii) in the case of Common Stock, the offering price; and (iii) in the case of Warrants, the duration, offering price, exercise price and detachability.

  The applicable Prospectus Supplement will also contain information, where applicable, about any listing on a securities exchange of the Securities covered by such Prospectus Supplement.

  The Securities may be offered directly, through agents designated from time to time by the Company, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such series of Securities.

  This Prospectus may also be used in registered resales as described under "Plan of Distribution."

  PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER "RISK FACTORS" BEGINNING ON PAGE 4 IN THE PROSPECTUS.

                                 ------------

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
            ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 ------------

  THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                                 ------------

                               December 7, 1995

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission in Washington, D.C. and at the Regional Offices of the Commission at 7 World Trade Center, 13th Floor, New York, New York 10048; and Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Such material can also be inspected at the New York Stock Exchange ("NYSE"), 20 Broad Street, New York, New York 10005.

  The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents, filed by the Company with the Commission pursuant to
Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act") (File No. 1-8389), are incorporated herein by reference: (i) the Annual Report on Form 10-K for the year ended December 31, 1994, as amended by Form 10-K/As dated April 4, 1995 and April 21, 1995, (ii) the Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995, June 30, 1995 and September 30, 1995 and
(iii) the Current Reports on Form 8-K dated January 24, 1995, April 25, 1995 and May 22, 1995, the Current Report on Form 8-K, as amended by a Form 8-K/A, each dated June 30, 1995, and the Current Report on Form 8-K dated November 16, 1995. The financial statements included in Registration Statement No. 33-58893, filed by the Company with the Commission pursuant to the Securities Act, are also incorporated herein by reference.

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference in this Prospectus.

  Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in the applicable Prospectus Supplement) or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  Copies of all documents which are incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in such information), will be provided without charge to any person, including any beneficial owner, to whom this Prospectus is delivered, upon written request. Requests for such copies should be directed to Investor Services Department, Storage Equities, Inc., 600 North Brand Boulevard, Suite 300, Glendale, California 91203-1241.

                                  THE COMPANY

  The Company is a fully integrated, self-administered and self-managed real estate investment trust ("REIT") that acquires, develops, owns and operates self-service facilities offering space for personal and business use ("mini-warehouses"). The Company is the largest owner and operator of mini-warehouses in the United States. The Company also owns and operates, to a much smaller extent, business parks containing commercial and industrial rental space. At November 16, 1995, the Company had equity interests (through direct ownership, as well as general and limited partnership and capital stock interests) in 1,044 properties located in 37 states, consisting of 1,009 mini-warehouse facilities and 35 business parks. The Company also operates 77 properties in which it has no equity interest.

  In a series of mergers among Public Storage Management, Inc. and its affiliates (collectively, "PSMI"), culminating in the November 16, 1995 merger of PSMI into the Company (the "Merger"), the Company became self-administered and self-managed, acquired substantially all of PSMI's United States real estate interests and was renamed "Public Storage, Inc."

  The Company has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that the Company continues to qualify as a REIT, it will not be taxed, with certain limited exceptions, on the net income that is currently distributed to its shareholders (the "Shareholders"). See "Certain Federal Income Tax Considerations." The Company was incorporated in California in 1980; its principal executive offices are located at 600 North Brand Boulevard, Suite 300, Glendale, California 91203-1241. Its telephone number is (818) 244-8080.

                                  RISK FACTORS

  In evaluating the Securities, investors should consider the following factors, in addition to other matters set forth or incorporated in this Prospectus (and in the applicable Prospectus Supplement) and the Registration Statement.

CONTROL AND INFLUENCE BY THE HUGHES FAMILY

  B. Wayne Hughes, the chief executive officer of the Company, and members of his family (collectively, the "Hughes Family") beneficially own approximately 53% of the outstanding shares of Common Stock (approximately 57% upon conversion of the Company's Class B common stock, par value $.10 per share (the "Class B Common Stock")). Consequently, the Hughes Family has the ability to control all matters submitted to a vote of Shareholders, including the election of directors, amendment of the Company's restated articles of incorporation (the "Articles of Incorporation"), dissolution and the approval of other extraordinary transactions. In addition, this concentration of ownership may have the effect of delaying or preventing a change in control of the Company.

OWNERSHIP LIMITATIONS

  Public shareholders are further limited in their ability to change control of the Company due to restrictions in the Articles of Incorporation and the Company's bylaws (the "Bylaws") on beneficial ownership. Unless such limitations are waived by the Company's board of directors (the "Board of Directors"), no Shareholder may own more than (A) 2.0% of the outstanding shares of all common stock of the Company or (B) 9.9% of the outstanding shares of any class or series of shares of preferred stock of the Company. The Articles of Incorporation and Bylaws provide, however, that no person shall be deemed to exceed the ownership limit solely by reason of the beneficial ownership of shares of any class of capital stock to the extent that such shares of capital stock were beneficially owned by such person at the time of the Merger, which includes the Common Stock owned by the Hughes Family. The principal purpose of the foregoing limitations is to assist in preventing, to the extent practicable, a concentration of ownership that might jeopardize the ability of the Company to obtain the favorable tax benefits afforded a qualified REIT. An incidental consequence of such provisions is to make a change of control significantly more difficult (if not impossible) even if it would be favorable to the interests of the public shareholders. Such provisions will prevent future takeover attempts which the Board of Directors has not approved even if a majority of the public shareholders deem it to be in their best interests or in which the public shareholders may receive a premium for their shares over the then market value. See "Description of Common Stock and Class B Common Stock--Ownership Limitations."

TAX RISKS

  Possible Treatment of the Merger as a Taxable Event. In connection with the Merger, Hogan & Hartson L.L.P. ("Hogan & Hartson"), counsel to the Company, has delivered an opinion that for federal income tax purposes under current law, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. This opinion is based on certain representations made by the Company and by PSMI and its shareholders and on certain assumptions. Furthermore, this opinion is not binding on the IRS. Therefore, the IRS may contest the qualification of the Merger as a reorganization under Section 368(a) of the Code. If such a contest were successful, the Merger would be a taxable transaction and PSMI would recognize gain in an amount equal to the excess of the fair market value of the Common Stock and the Class B Common Stock issued in the Merger over the adjusted basis of the assets transferred to the Company. As the successor to PSMI, the Company would be primarily liable for this resulting tax liability. In addition, the Merger may impact the Company's ability to continue to qualify as a REIT, whether or not the Merger qualifies as a reorganization under the Code. See "--Increase in Nonqualifying Income," "--Elimination of Any Accumulated Earnings and Profits," "--Increased Risk of Violation of Ownership Requirements," and "Certain Federal Income Tax Considerations--Consequences of the Merger on the Company's Qualification as a REIT." Subject to certain limitations, Hughes has agreed to indemnify the Company for tax liabilities of PSMI, including any tax liabilities arising directly or indirectly as a result of the Merger or related transactions.

  Increased Risk of Violation of Gross Income Requirements. As a result of the Merger, the Company performs property management services for properties in which it has no or only a partial interest. Some or all of the gross income received from these services will not be treated as income qualifying for certain REIT gross income tests applicable to the Company. In 1995 and future years, if the Company's nonqualifying income were to exceed 5% of its total gross income, the Company's REIT status may terminate for that year and future years unless the Company meets certain "reasonable cause" standards. Even if the Company meets such standards, however, it would be subject to a 100% excise tax on any excess nonqualifying net income.

  If there were no change in the Company's current revenues through acquisitions or otherwise and no other action by the Company to reduce its percentage of nonqualifying income, the Company estimates that it would not satisfy the 95% gross income test for 1996 because its nonqualifying income would represent approximately 7% of its total gross income for 1996. For a discussion of the Company's plans to reduce its percentage of nonqualifying income in 1996 and subsequent years, see "Certain Federal Income Tax Considerations--Consequences of the Merger on the Company's Qualification as a REIT--Nonqualifying Income."

  Increased Risk of Violation of Ownership Requirements. For the Company to qualify as a REIT under the Code, no more than 50% in value of its outstanding stock may be owned, directly or constructively under the applicable attribution rules of the Code, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. The value of the outstanding capital stock of the Company held by the Hughes Family is currently estimated at approximately 45% (based upon the market price at November 16, 1995 of the Common Stock and the Company's preferred stock, no discount on the Class B Common Stock and no post-closing reduction in the number of shares issued in the Merger). Accordingly, no four individuals other than the Hughes Family may own directly or constructively, in the aggregate, more than 5% of the value of outstanding capital stock of the Company. In order to assist the Company in meeting these ownership restrictions, the Articles of Incorporation contain the ownership limitations described under "Description of Common Stock and Class B Common Stock--Ownership Limitations." However, even with these ownership limitations, the Company could still be in violation of the ownership restrictions if four individuals unrelated to the Hughes Family were to own the maximum amount of capital stock permitted under the Articles of Incorporation. Therefore, to further assist the Company in meeting the ownership restrictions, the Hughes Family has entered into an agreement with the Company restricting the Hughes Family's acquisition of additional shares of capital stock of the Company and providing that if, at any time, for any reason, more than 50% in value of its outstanding capital stock otherwise would be considered owned by five or fewer individuals, a number of shares of Common Stock owned by Wayne Hughes necessary to prevent such violation will automatically and irrevocably be transferred to a designated charitable beneficiary. The provisions in the Articles of Incorporation and the agreement with Wayne Hughes are modeled after certain arrangements that the Internal Revenue Service (the "IRS") has ruled in private letter rulings will preclude a REIT from being considered to violate the ownership restrictions so long as such arrangements are enforceable as a matter of state law and the REIT seeks to enforce them as and when necessary. There can be no assurance, however, that the IRS might not seek to take a different position with respect to the Company (a private letter ruling is legally binding only with respect to the taxpayer to whom it was issued) or contend that the Company failed to enforce these various arrangements and, hence, there can be no assurance that these arrangements will necessarily preserve the Company's REIT status. No private letter ruling has been sought by the Company from the IRS with respect to the effect of these arrangements.

  Elimination of Any Accumulated Earnings and Profits. The accumulated earnings and profits, if any, of PSMI carried over to the Company in the Merger. To retain its REIT status, the Company will have to distribute all of these acquired earnings and profits, if any, on or before December 31, 1995. Accordingly, the Company will be required to accurately determine the amount of acquired earnings and profits and to increase its distributions to its shareholders in 1995 if necessary to eliminate any such earnings and profits. In connection with the Merger, a study of the earnings and profits showed that PSMI had no earnings and profits at the time of the Merger. The determination of earnings and profits depends on a number of factual matters related to the activities and operation of PSMI and its predecessors in years prior to the Merger. Accordingly, no assurances can be given that the IRS will not challenge such conclusion. If the IRS were subsequently to determine that such earnings and profits existed at the time of the Merger and the Company failed to distribute such earnings and profits by December 31, 1995, the Company may lose its REIT qualification for the year of the Merger and, perhaps, for subsequent years unless certain relief provisions apply. See "Certain Federal Income Tax Considerations--Consequences of the Merger on the Company's Qualification as a REIT--Elimination of any Accumulated Earnings and Profits Attributable to Non-REIT Years."

  Consequences of Failure to Qualify as a REIT. The Company has elected to be taxed as a REIT under the Code. In order for the Company to continue to qualify as a REIT under the Code, certain detailed technical requirements must be met (including certain income tests, certain limitations on types of assets the Company can own, certain operational limitations, and certain stock ownership tests). Although the Company intends to operate so that it will continue to qualify as a REIT, the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in the circumstances of the Company preclude any assurance that the Company will so qualify in any year. For any taxable year that the Company fails to qualify as a REIT and certain relief provisions do not apply, the Company would be taxed at the regular corporate rates on all of its taxable income, whether or not it makes any distributions to its shareholders. Those taxes would reduce the amount of cash available to the Company for distribution to its shareholders or for reinvestment. As a result, failure of the Company to qualify during any taxable year as a REIT could have a material adverse effect upon the Company and its shareholders. Furthermore, unless certain relief provisions apply, the Company would not be eligible to elect REIT status again until the fifth taxable year that begins after the first year for which the Company fails to qualify.

  Corporate Level Tax on Sale of Certain Built-in Gain Assets. The Company will be subject to a corporate level tax if it disposes of any of the assets acquired in the Merger at any time during the 10-year period beginning at the time of the Merger (the "Restriction Period"). This tax would be imposed at the top regular corporate rate (currently 35%) in effect at the time of the disposition on the excess of (i) the lesser of (a) the fair market value at the time of the Merger of the assets disposed of and (b) the selling price of such assets over (ii) the Company's adjusted basis at the time of the Merger in such assets (such excess being referred to as the "Built-in Gain"). The Company currently does not intend to dispose of any of the assets acquired in the Merger during the Restriction Period, but there can be no assurance that one or more such dispositions will not occur. See "Certain Federal Income Tax Considerations--Tax Treatment of the Merger--Built-in Gain Rules."

OPERATING RISKS

  General Risks of Real Estate Ownership. The Company is subject to the risks generally incident to the ownership of real estate-related assets, including lack of demand for rental spaces in a locale, changes in general economic or local conditions, changes in supply of or demand for similar or competing facilities in an area, the impact of environmental protection laws, changes in interest rates and availability of permanent mortgage funds which may render the sale or financing of a property difficult or unattractive and changes in tax, real estate and zoning laws.

  Competition Among Mini-Warehouses. Most of the Company's properties are mini-warehouses. Competition in the market areas in which the Company operates is significant and has affected the occupancy levels, rental rates and operating expenses of certain of the Company's properties. Competition may be accelerated by any increase in availability of funds for investment in real estate. Recent increases in plans for development of mini-warehouses are expected to further intensify competition among mini-warehouse operators in certain market areas.

  Risk of Environmental Liabilities. Under various federal, state and local laws, regulations and ordinances (collectively, "Environmental Laws"), an owner or operator of real estate interests may be liable for the costs of cleaning up, as well as certain damages resulting from, past or present spills, disposals or other releases of hazardous or toxic substances or wastes on, in or from a property. Certain Environmental Laws impose such liability without regard to whether the owner knew of, or was responsible for, the presence of hazardous or toxic substances or wastes at or from a property. An owner or operator of real estate or real estate interests also may be liable under certain Environmental Laws that govern activities or operations at a property having adverse environmental effects, such as discharges to air and water as well as handling and disposal practices for solid and hazardous or toxic wastes. In some cases, liability may not be limited to the value of the property. The presence of such substances or wastes, or the failure to properly remediate any resulting contamination, also may adversely affect the owner's or operator's ability to sell, lease or operate its property or to borrow using its property as collateral.

  The Company has recently conducted preliminary environmental assessments of most of its properties (and intends to conduct such assessments in connection with property acquisitions) to evaluate the environmental condition of, and potential environmental liabilities associated with, such properties. Such assessments generally consist of an investigation of environmental conditions at the subject property (not including soil or groundwater sampling or analysis), as well as a review of available information regarding the site and publicly available data regarding conditions at other sites in the vicinity. In connection with these recent property assessments, the Company's operations and recent property acquisitions, the Company has become aware that prior operations or activities at certain facilities or from nearby locations have or may have resulted in contamination to the soil and/or groundwater at such facilities. In this regard, certain such facilities are or may be the subject of federal or state environmental investigations or remedial actions. The Company has obtained with respect to recent acquisitions, and intends to obtain with respect to pending or future acquisitions, appropriate purchase price adjustments or indemnifications that it believes are sufficient to cover any such potential liabilities. Although there can be no assurance, based on the recent preliminary environmental assessments, the Company believes it has funds available to cover any liability from environmental contamination or potential contamination and the Company is not aware of any environmental contamination of its facilities material to its overall business or financial condition.

  Tenant Reinsurance. A corporation owned by the Hughes Family continues to reinsure policies insuring against losses to goods stored by tenants in the mini-warehouses operated by the Company. The Company believes that the availability of insurance reduces its potential liability to tenants for losses to their goods from theft or destruction. This corporation will continue to receive the premiums and bear the risks associated with the insurance. The Company has a right of first refusal to acquire the stock or assets of this corporation if the Hughes Family or the corporation agree to sell them, but the Company has no interest in its operations and no right to acquire the stock or assets of the corporation in the absence of a decision to sell. If the reinsurance business were owned directly by the Company, the insurance premiums would be nonqualifying income to the Company. The Company would be precluded from exercising its right of first refusal with respect to the stock of the reinsurance corporation if such exercise would cause the Company to violate any of the requirements for qualification as a REIT under the Code.

  Canadian Operations. The Hughes Family continues to own and operate mini-warehouses in Canada. The Company has a right of first refusal to acquire the stock or assets of the corporation engaged in these operations if the Hughes Family or the corporation agree to sell them, but the Company has no interest in its operations and no right to acquire the stock or assets in the absence of a decision to sell.

  PSCP. Prior to the Merger, Public Storage Commercial Properties Group, Inc. ("PSCP"), a subsidiary of PSMI, managed commercial properties for the Company and others. Because certain of the revenues generated by PSCP would be nonqualifying income to the Company, prior to the Merger, the common stock of PSCP held by PSMI was converted into nonvoting preferred stock (representing 95% of the equity) and the voting common stock of PSCP (representing 5% of the equity) was issued to the Hughes Family. While the Company acquired the preferred stock of PSCP in the Merger, the Hughes Family is able to continue to control the operations of PSCP by reason of their ownership of its voting stock.

  Merchandise Company. Prior to the Merger, PSMI sold locks, boxes and tape to tenants to use in securing their rented spaces and moving their goods. Because the revenues received from the sale of these items would be nonqualifying income to the Company, immediately prior to the Merger PSMI transferred this lock and box business to a separate corporation (the "Lock/Box Company"). In the Merger, the Company acquired the nonvoting preferred stock of the Lock/Box Company (representing 95% of the equity). The voting common stock of the Lock/Box Company (representing 5% of the equity) was issued to the Hughes Family, who will be able to control the operations of the Lock/Box Company by reason of their ownership of its voting stock.

  Liabilities with Respect to Acquired General Partner Interests. Upon succeeding to substantially all of the properties and operations of PSMI in the Merger, there may be certain liabilities and associated costs suffered by the Company in its capacity as general partner of former PSMI limited partnerships arising out of facts and circumstances in existence prior to the Merger, and the Company will also have general partner liability for post-Merger activities of these partnerships, as it does for other partnership as to which it is a general partner. Subject to certain limitations, Hughes has agreed to indemnify the Company for pre-Merger activities and the Class B Common Stock will be placed in escrow to support such indemnification.

FINANCING RISKS

  Dilution and Subordination. The interest of Shareholders, including persons who acquire Securities in this offering, can be diluted through the issuance of additional securities.

  Since October 1992 the Company has issued shares of Preferred Stock and intends to issue additional such shares. These issuances could involve certain risks to holders of shares of Common Stock. In the event of a liquidation of the Company, the holders of the Preferred Stock will be entitled to receive, before any distribution of assets to holders of Common Stock, liquidating distributions (an aggregate of approximately $366,350,000 in respect of Preferred Stock issued to date), plus any accrued and unpaid dividends. Holders of preferred stock are entitled to receive, when declared by the Board of Directors, cash dividends (an aggregate of approximately $35 million per year in respect of Preferred Stock issued to date, in preference to holders of Common Stock. As a REIT, the Company must distribute to its Shareholders (which include not only holders of Common Stock but also holders of Preferred Stock) for each taxable year at least 95% of its annual taxable income. Failure to pay full dividends on the Preferred Stock could jeopardize the Company's qualification as a REIT. See "Description of Preferred Stock" and "Certain Federal Income Tax Considerations--Tax Treatment of the Company."

  Risk of Leverage. In making real estate investments, the Company has incurred and may continue to incur indebtedness to the extent believed appropriate. The incurrence of indebtedness increases the risk of loss of the investment.

SHARES ELIGIBLE FOR FUTURE SALE

  Future sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices. Upon completion of certain post-Merger adjustments, it is estimated that there will be approximately 72 million shares of Common Stock and seven million shares of Class B Common Stock outstanding. Of these shares, approximately 35.6 million shares of Common Stock outstanding prior to the Merger are tradeable without restriction (except those applicable to affiliates of the Company) or further registration under the Securities Act. The remaining approximately 36.4 million shares of Common Stock and seven million shares of Class B Common Stock were issued in the Merger without registration under the Securities Act in reliance on an exemption from registration and are "restricted securities" within the meaning of Rule 144 adopted under the Act (the "Restricted Shares"). The beneficial owners of 15.5 million of the Restricted Shares (including all of the Class B Common Stock) have agreed not to offer, sell or otherwise dispose (except for gifts and pledges) of any of their shares for a period of three years following the Merger, in the case of the Common Stock, or for seven years following the Merger, in the case of the Class B Common Stock. Upon expiration of such periods, each will be entitled to sell his or her shares in the public market subject to Rule 144, which contains certain public information, volume, holding period and manner of sale requirements. The remaining approximately 27.9 million Restricted Shares will be available for sale in the public market pursuant to Rule 144, subject to the foregoing requirements that include, as the Rule is currently in effect, a two-year holding period. Sales of substantial amounts of such Common Stock in the public market could adversely affect the market price of the Common Stock.

                                USE OF PROCEEDS

  Unless otherwise described in the applicable Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Securities for general corporate purposes, primarily investments in mini-warehouses, including mortgage loans and interests in real estate partnerships, and the repayment of outstanding bank borrowings under the Company's credit facility.

                       RATIO OF EARNINGS TO FIXED CHARGES

  The ratio of earnings to combined fixed charges and preferred stock dividends is computed by dividing earnings by the sum of fixed charges and preferred stock dividends. Earnings consists of net income before minority interest in income, loss on early extinguishment of debt and gain on disposition of real estate plus fixed charges (other than preferred stock dividends) less the portion of minority interest in income which does not contribute to fixed charges.

                                FOR THE
                              NINE MONTHS
                                 ENDED
                             SEPTEMBER 30,   FOR THE YEAR ENDED DECEMBER 31,
                            --------------- ----------------------------------
                             1995    1994    1994   1993   1992   1991   1990
                            ------- ------- ------ ------ ------ ------ ------
Ratio of earnings to com-
 bined fixed charges and
 preferred stock dividends.    2.07    2.31   2.22   2.40   2.89   2.71   2.79

              DESCRIPTION OF COMMON STOCK AND CLASS B COMMON STOCK

  The Company is authorized to issue 200,000,000 shares of Common Stock and 7,000,000 shares of Class B Common Stock. At November 16, 1995, the Company had outstanding 65,652,073 shares of Common Stock (exclusive of shares issuable upon conversion of the Company's convertible preferred stock and shares subject to options) and had agreed to issue (i) subject to certain conditions, 7,000,000 shares of Class B Common Stock and (ii) subject to resolution of certain post-Merger adjustments, an additional 6,412,210 shares of Common Stock.

COMMON STOCK

  The following description of the Common Stock sets forth certain general terms and provisions of the Common Stock to which any Prospectus Supplement may relate, including a Prospectus Supplement providing that Common Stock will be issuable upon conversion of the Preferred Stock or upon the exercise of the Warrants. The statements below describing the Common Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Articles of Incorporation and the Company's Bylaws (the "Bylaws").

  Holders of Common Stock will be entitled to receive dividends when, as and if declared by the Board of Directors, out of funds legally available therefor. Payment and declaration of dividends on the Common Stock and purchases of shares thereof by the Company will be subject to certain restrictions if the Company fails to pay dividends on outstanding preferred stock. See "Description of Preferred Stock." Upon any liquidation, dissolution or winding up of the Company, holders of Common Stock will be entitled to share equally and ratably in any assets available for distribution to them, after payment or provision for payment of the debts and other liabilities of the Company and the preferential amounts owing with respect to any outstanding preferred stock. Holders of Common Stock have no preemptive rights, which means they have no right to acquire any additional shares of Common Stock that may be issued by the Company at a subsequent date.

  Each outstanding share of Common Stock entitles the holder to one vote on all matters presented to such holders for a vote, with the exception that they have cumulative voting rights with respect to the election of the Board of Directors, in accordance with California law. Cumulative voting means that each holder of Common Stock is entitled to cast as many votes as there are directors to be elected multiplied by the number of shares registered in his or her name. A holder of Common Stock may cumulate the votes for directors by casting all of the votes for one candidate or by distributing the votes among as many candidates as he or she chooses. The outstanding shares of Common Stock are, and additional shares of Common Stock will be, when issued, fully paid and nonassessable.

OWNERSHIP LIMITATIONS

  For the Company to qualify as a REIT under the Code, no more than 50% in value of its outstanding shares of capital stock may be owned, directly or constructively under the applicable attribution rules of the Code, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. In order to maintain its qualification as a REIT, the Articles of Incorporation and Bylaws provide certain restrictions on the shares of capital stock that any Shareholder may own.

  The Articles of Incorporation and Bylaws provide that, subject to certain exceptions, no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than (A) 2.0% of the outstanding shares of all Common Stock or (B) 9.9% of the outstanding shares of any class or series of shares of Preferred Stock. The Articles of Incorporation and Bylaws provide, however, that no person shall be deemed to exceed the ownership limit solely by reason of the beneficial ownership of shares of any class of capital stock to the extent that such shares of capital stock were beneficially owned by such person (including the Hughes Family) at the time of the Merger. However, in determining whether an acquisition of shares after the Merger violates the Articles of Incorporation or Bylaws, Shareholders will be subject to these ownership limitations. This ownership limitation is necessary in order to assist in preserving the Company's

REIT status in view of the Hughes Family's substantial ownership interest in the Company. See "Risk Factors--Ownership Limitations" and "Certain Federal Income Tax Considerations--Tax Treatment of the Company."

  The Board of Directors, in its sole and absolute discretion, may grant an exception to the ownership limits to any person so requesting, so long as (A) the Board of Directors has determined that, after giving effect to (x) an acquisition by such person of beneficial ownership (within the meaning of the Code) of the maximum amount of capital stock of the Company permitted as a result of the exception to be granted and (y) assuming that the four other persons who would be treated as "individuals" for the purposes of Section 542(a)(2) of the Code and who would beneficially own the largest amounts of capital stock of the Company (determined by value) beneficially own the maximum amount of capital stock of the Company permitted under the ownership limits (or any exceptions to the ownership limits granted with respect to such persons), the Company would not be "closely held" within the meaning of Section 856(h) of the Code and would not otherwise fail to qualify as a REIT, and (B) such person provides to the Board of Directors such representations and undertakings as the Board of Directors may require. Notwithstanding any of the foregoing ownership limits, no holder may own or acquire, either directly, indirectly or constructively under the applicable attribution rules of the Code, any shares of any class of the Company's capital stock if such ownership or acquisition
(i) would cause more than 50% in value of the Company's outstanding capital stock to be owned, either directly or constructively, under the applicable attribution rules of the Code, by five or fewer individuals (as defined in the Code to include certain tax-exempt entities, other than, in general, qualified domestic pension funds), (ii) would result in the Company's capital stock being beneficially owned by less than 100 persons (determined without reference to any rules of attribution), or (iii) would otherwise result in the Company failing to qualify as a REIT.

  The Articles of Incorporation and Bylaws provide that, if any holder of the Company's capital stock purports to transfer shares to a person or there is a change in the capital structure of the Company or other event and either the transfer, the change in capital structure or such other event would result in the Company failing to qualify as a REIT, or such transfer, the change in capital structure or such other event would cause the transferee to hold shares in excess of the applicable ownership limit, then the stock being transferred (or in the case of an event other than a transfer, the stock beneficially owned) which would cause one or more of the restrictions on ownership or transfer to be violated shall be automatically transferred to a trust for the benefit of a designated charitable beneficiary. The purported transferee of such shares shall have no right to receive dividends or other distributions with respect to such shares and shall have no right to vote such shares. Any dividends or other distributions paid to such purported transferee prior to the discovery by the Company that the shares have been transferred to a trust shall be paid to the trustee of the trust for the benefit of the charitable beneficiary upon demand. The trustee of the trust will have all rights to dividends with respect to shares of stock held in trust, which rights will be exercised for the exclusive benefit of the charitable beneficiary. Any dividends or distributions paid over to the trustee will be held in trust for the charitable beneficiary. Within 20 days of receiving notice from the Company that shares of capital stock have been transferred to the trust, the trustee shall designate a transferee of such stock so long as such shares of stock would not violate the restrictions on ownership or transfer in the Articles of Incorporation or Bylaws in the hands of such designated transferee. Upon the sale of such shares, the purported transferee shall receive the lesser of
(A)(i) the price per share such purported transferee paid for the stock in the purported transfer that resulted in the transfer of the shares to the trust, or
(ii) if the transfer or other event that resulted in the transfer of the shares of the trust was not a transaction in which the purported transferee gave full value for such shares, a price per share equal to the market price on the date of the purported transfer or other event that resulted in the transfer of the shares to the trust and (B) the price per share received by the trustee from the sale or other disposition of the shares held in the trust.

  In addition, the Company's Bylaws provide the Board of Directors with the power to prevent the transfer of shares of capital stock or to redeem shares of capital stock if the Board of Directors determines in good faith that such action is necessary to preserve the Company's REIT status.

CLASS B COMMON STOCK

  The Class B Common Stock (i) does not participate in distributions on the Common Stock until the later to occur of (x) funds from operations ("FFO") per Common Share (as defined below) aggregating $1.80 during any period of four consecutive calendar quarters or (y) January 1, 2000; thereafter, the Class B Common Stock will participate in distributions (other than liquidating distributions) at the rate of 97% of the per share distributions on the Common Stock, provided that cumulative distributions of at least $.22 per quarter (beginning with the 4th quarter of 1995) per share have been paid on the Common Stock, (ii) does not participate in liquidating distributions, (iii) is not entitled to vote (except as expressly required by California law) and (iv) will automatically convert into Common Stock, on a share for share basis, upon the later to occur of (A) FFO per Common Share aggregating $3.00 during any period of four consecutive calendar quarters or (B) January 1, 2003.

  For these purposes:

    1) FFO means net income (loss) (computed in accordance with GAAP) before
  (i) gain (loss) on early extinguishment of debt, (ii) minority interest in income and (iii) gain (loss) on disposition of real estate, adjusted as follows: (i) plus depreciation and amortization (including the Company's pro-rata share of depreciation and amortization of unconsolidated equity interests and amortization of assets acquired in the Merger (including property management agreements and goodwill)), and (ii) less FFO attributable to minority interest. FFO is a supplemental performance measure for equity REITs as defined by the National Association of Real Estate Investment Trusts, Inc. ("NAREIT"). The NAREIT definition does not specifically address the treatment of minority interest in the determination of FFO or the treatment of the amortization of property management agreements and goodwill. In the case of the Company, FFO represents amounts attributable to Shareholders after deducting amounts attributable to the minority interests and before deductions for the amortization of property management agreements and goodwill. FFO does not take into consideration scheduled principal payments on debt, capital improvements, distributions and other obligations of the Company. Accordingly, FFO is not a substitute for the Company's cash flow or net income as a measure of its liquidity or operating performance or ability to pay distributions.

    2) FFO per Common Share means FFO less Preferred Stock dividends (other than dividends on convertible preferred stock) divided by the outstanding weighted average shares of Common Stock assuming conversion of all outstanding convertible securities and the Class B Common Stock.

                        DESCRIPTION OF PREFERRED STOCK

  The Company is authorized to issue 50,000,000 shares of Preferred Stock. At November 16, 1995, the Company had outstanding 13,437,200 shares of Preferred Stock. The Articles of Incorporation provide that the Preferred Stock may be issued from time to time in one or more series and give the Board of Directors broad authority to fix the dividend and distribution rights, conversion and voting rights, if any, redemption provisions and liquidation preferences of each series of Preferred Stock. Holders of Preferred Stock have no preemptive rights. The outstanding shares of Preferred Stock are, and additional shares of Preferred Stock will be, when issued, fully paid and nonassessable.

  The issuance of Preferred Stock with special voting rights (or Common Stock) could be used to deter attempts by a single Shareholder or group of Shareholders to obtain control of the Company in transactions not approved by the Board of Directors. The Company has no intention to issue the preferred stock (or Common Stock) for such purposes.

OUTSTANDING PREFERRED STOCK

  At November 16, 1995, the Company had eight series of Preferred Stock outstanding: six series of senior Preferred Stock (the "Senior Preferred Stock") and two series of convertible Preferred Stock. In all respects, each of the series of Senior Preferred Stock ranks on a parity with each other and is senior to both series of convertible Preferred Stock. Each of the series of Senior Preferred Stock (i) has a stated value of $25.00 per share, (ii) in preference to the holders of shares of the Common Stock and any other capital stock ranking junior to the Senior Preferred Stock as to payment of dividends (including both series of convertible Preferred Stock), provides for cumulative quarterly dividends calculated as a percentage of the stated value (ranging from 9.2% to 10% per year in the case of the seven series of fixed rate Preferred Stock and a rate adjustable quarterly ranging from 6.75% to 10.75% per year in the case of a series of adjustable rate Preferred Stock) and (iii) is subject to redemption, in whole or in part, at the option of the Company at a cash redemption price of $25.00 per share, plus accrued and unpaid dividends (on and after June 30, 1999 in the case of the adjustable rate Preferred Stock and on or after various dates between September 30, 2002 and April 30, 2005 in the case of the series of fixed rate Preferred Stock).

  In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of each of the series of Senior Preferred Stock will be entitled to receive out of the Company's assets available for distribution to shareholders, before any distribution of assets is made to holders of Common Stock or any other shares of capital stock ranking as to such distributions junior to the Senior Preferred Stock (including both series of convertible Preferred Stock), liquidating distributions in the amount of $25.00 per share, plus all accrued and unpaid dividends.

  Except as expressly required by law and in certain other limited circumstances, the holders of the Senior Preferred Stock are not entitled to vote. The consent of holders of at least 66 2/3% of the outstanding shares of the Senior Preferred Stock (and any other series of Preferred Stock ranking on a parity therewith), voting as a single class, is required to authorize another class of shares senior to such Preferred Stock.

  In all respects, each of the series of convertible Preferred Stock ranks on a parity with each other and is senior to the Common Stock. One of the series of the convertible Preferred Stock (i) has a stated value of $25.00 per share,
(ii) in preference to the holders of shares of the Common Stock and any other capital stock ranking junior to the convertible Preferred Stock as to payment of dividends, provides for cumulative quarterly dividends at an annual rate of 8.25% of the stated value thereof, (iii) is convertible at the option of the holder at any time into Common Stock at a conversion price of 1.6835 shares of Common Stock for each share of such convertible Preferred Stock (subject to adjustment in certain circumstances) and (iv) after July 1, 1998, under certain circumstances, is redeemable for Common Stock at the option of the Company, in whole or in part, at a redemption price of 1.6835 shares of Common Stock for each share of such convertible Preferred Stock (subject to adjustment in certain circumstances).

  The other series of convertible Preferred Stock (i) has no stated value, (ii) in preference to the holders of shares of the Common Stock and any other capital stock ranking junior to the convertible preferred stock as to payment of dividends, provides for dividends at a rate adjustable quarterly with a minimum annual rate of 5% per year of the minimum liquidation preference, (iii) is convertible at the option of the holder at any time into Common Stock at a conversion price adjustable quarterly and (iv) on June 30, 2002 will be automatically converted into Common Stock at a conversion price determined as of the time of conversion. See the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995.

  In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of the convertible Preferred Stock will be entitled to receive out of the Company's assets available for distribution to shareholders, before any distribution of assets is made to holders of Common Stock or any other shares of capital stock ranking as to such distributions junior to the convertible Preferred Stock, liquidating distributions (i) in the amount of $25.00 per share, plus all accrued and unpaid dividends, in the case of one of the series of convertible Preferred Stock and (ii) a minimum liquidation preference of $31,200,000, plus all accrued and unpaid dividends, in the case of the other series of convertible Preferred Stock.

  Except as expressly required by law and in certain other limited circumstances, the holders of the convertible Preferred Stock are not entitled to vote. The consent of holders of at least 66 2/3% of the outstanding shares of one of the series of convertible Preferred Stock and at least 50% of the outstanding shares of the other series is required to authorize another class of shares senior to the convertible Preferred Stock and junior to the Senior Preferred Stock.

OWNERSHIP LIMITATIONS

  For a discussion of the ownership limitations that apply to Preferred Stock, see "Description of Common Stock and Class B Common Stock--Ownership Limitations."

FUTURE SERIES OF PREFERRED STOCK

  The following description of Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. The statements below describing the Preferred Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Articles of Incorporation (including the applicable form of Certificate of Determination) and Bylaws.

  Reference is made to the Prospectus Supplement relating to the Preferred Stock offered thereby for specific terms, including, where applicable, the following: (1) the title and stated value of such Preferred Stock; (2) the number of shares of such Preferred Stock offered, the liquidation preference per share and the offering price of such Preferred Stock; (3) the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock; (4) the date from which dividends on such Preferred Stock shall accumulate, if applicable; (5) the provision for a sinking fund, if any, for such Preferred Stock; (6) the provision for redemption, if applicable, of such Preferred Stock; (7) any listing of such Preferred Stock on any securities exchange; (8) the terms and conditions, if applicable, upon which such Preferred Stock will be convertible into Common Stock, including the conversion price (or manner of calculation thereof); (9) the voting rights, if any, of such Preferred Stock; (10) any other specific terms, preferences, rights, limitations or restrictions of such Preferred Stock; (11) the relative ranking and preferences of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; and (12) any limitations on issuance of any series of Preferred Stock ranking senior to or on a parity with such series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company.

  Ranking. The ranking of the Preferred Stock is set forth in the applicable Prospectus Supplement. Unless otherwise specified in the applicable Prospectus Supplement, such Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company, rank (i) senior to the Common Stock, any additional class of common stock and any series of Preferred Stock expressly made junior to such Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the affairs of the Company; (ii) on a parity with all Preferred Stock previously issued by the Company the terms of which specifically provide that such Preferred Stock rank on a parity with the Preferred Stock offered hereby with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company; and (iii) junior to all Preferred Stock previously issued by the Company the terms of which specifically provide that such Preferred Stock rank senior to the Preferred Stock offered hereby with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company.

  Dividends. Holders of shares of the Preferred Stock of each series offered hereby shall be entitled to receive, when, as and if declared by the Board of Directors, out of assets of the Company legally available for payment, cash dividends at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Each such dividend shall be payable to holders of record as they appear on the stock transfer books of the Company on such record dates as shall be fixed by the Board of Directors.

  Dividends on any series of the Preferred Stock offered hereby may be cumulative or non-cumulative, as provided in the applicable Prospectus Supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable Prospectus Supplement. If the Board of Directors fails to declare a dividend payable on a dividend payment date on any series of the Preferred Stock for which dividends are noncumulative, then the holders of such series of the Preferred Stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and the Company will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.

  No dividends (other than in Common Stock or other capital stock ranking junior to the Preferred Stock of any series as to dividends and upon liquidation) shall be declared or paid or set aside for payment, nor shall any other distribution be declared or made upon the Common Stock, or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation, nor shall any Common Stock or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by the Company (except by conversion into or exchange for other capital stock of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation) unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period.

  Any dividend payment made on shares of a series of Cumulative Preferred Stock offered hereby shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of such series which remains payable.

  Redemption. If so provided in the applicable Prospectus Supplement, the shares of Preferred Stock will be subject to mandatory redemption or redemption at the option of the Company, in whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

  The Prospectus Supplement relating to a series of Preferred Stock offered hereby that is subject to mandatory redemption will specify the number of shares of such Preferred Stock that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such Preferred Stock does not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash, securities or other property, as specified in the applicable Prospectus Supplement.

  Notwithstanding the foregoing, no shares of any series of Preferred Stock offered hereby shall be redeemed and the Company shall not purchase or otherwise acquire directly or indirectly any shares of Preferred Stock of such series (except by conversion into or exchange for capital stock of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation) unless all outstanding shares of Preferred Stock of such series are simultaneously redeemed unless, in each case, (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on the Preferred Stock of such series shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period; provided, however, that the foregoing shall not prevent the purchase or acquisition of shares of Preferred Stock of such series pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Preferred Stock of such series.

  If fewer than all of the outstanding shares of Preferred Stock of any series offered hereby are to be redeemed, the number of shares to be redeemed will be determined by the Company and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares) or any other equitable method determined by the Company.

  Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of Preferred Stock of any series to be redeemed at the address shown on the stock transfer books of the Company. Each notice shall state: (i) the redemption date; (ii) the number of shares and series of the Preferred Stock to be redeemed; (iii) the redemption price; (iv) the place or places where certificates for such Preferred Stock are to be surrendered for payment of the redemption price;(v) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and (vi) the date upon which the holder's conversion rights, if any, as to such shares shall terminate. If fewer than all the shares of Preferred Stock of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of shares of Preferred Stock to be redeemed from each such holder and, upon redemption, a new certificate shall be issued representing the unredeemed shares without cost to the holder thereof. In order to facilitate the redemption of shares of Preferred Stock, the Board of Directors may fix a record date for the determination of shares of Preferred Stock to be redeemed, such record date to be not less than 30 or more than 60 days prior to the date fixed for such redemption.

  Notice having been given as provided above, from and after the date specified therein as the date of redemption, unless the Company defaults in providing funds for the payment of the redemption price on such date, all dividends on the Preferred Stock called for redemption will cease. From and after the redemption date, unless the Company so defaults, all rights of the holders of the Preferred Stock as shareholders of the Company, except the right to receive the redemption price (but without interest), will cease.

  Subject to applicable law and the limitation on purchases when dividends on Preferred Stock are in arrears, the Company may, at any time and from time to time, purchase any shares of Preferred Stock in the open market, by tender or by private agreement.

  Liquidation Preference. Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, then, before any distribution or payment shall be made to the holders of any Common Stock or any other class or series of capital stock of the Company ranking junior to any series of the Preferred Stock in the distribution of assets upon any liquidation, dissolution or winding up of the Company, the holders of such series of Preferred Stock shall be entitled to receive out of assets of the Company legally available for distribution to stockholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement), plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Preferred Stock will have no right or claim to any of the remaining assets of the Company. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the legally available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding shares of any series of Preferred Stock and the corresponding amounts payable on all shares of other classes or series of capital stock of the Company ranking on a parity with the Preferred Stock in the distribution of assets upon liquidation, dissolution or winding up, then the holders of such series of Preferred Stock and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

  If liquidating distributions shall have been made in full to all holders of Preferred Stock, the remaining assets of the Company shall be distributed among the holders of any other classes or series of capital stock ranking junior to such series of Preferred Stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of the Company with or into any other corporation, or the sale, lease, transfer or conveyance of all or substantially all of the property or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.

  Voting Rights. Holders of the Preferred Stock offered hereby will not have any voting rights, except as set forth below or as otherwise expressly required by law or as indicated in the applicable Prospectus Supplement.

  If the equivalent of six quarterly dividends payable on any series of Preferred Stock are in default (whether or not declared or consecutive), the holders of all such series of Preferred Stock, voting as a single class with all other series of Preferred Stock upon which similar voting rights have been conferred and are exercisable, will be entitled to elect two additional directors until all dividends in default have been paid or declared and set apart for payment.

  Such right to vote separately to elect directors shall, when vested, be subject, always, to the same provisions for vesting of such right to elect directors separately in the case of future dividend defaults. At any time when such right to elect directors separately shall have so vested, the Company may, and upon the written request of the holders of record of not less than 20% of the total number of preferred shares of the Company then outstanding shall, call a special meeting of Shareholders for the election of directors. In the case of such a written request, such special meeting shall be held within 90 days after the delivery of such request and, in either case, at the place and upon the notice provided by law and in the Bylaws, provided that the Company shall not be required to call such a special meeting if such request is received less than 120 days before the date fixed for the next ensuing annual meeting of Shareholders, and the holders of all classes of outstanding preferred stock are offered the opportunity to elect such directors (or fill any vacancy) at such annual meeting of shareholders. Directors so elected shall serve until the next annual meeting of Shareholders or until their respective successors are elected and qualify. If, prior to the end of the term of any director so elected, a vacancy in the office of such director shall occur, during the continuance of a default by reason of death, resignation, or disability, such vacancy shall be filled for the unexpired term of such former director by the appointment of a new director by the remaining director or directors so elected.

  The affirmative vote or consent of the holders of at least a majority of the outstanding shares of each series of Preferred Stock will be required to amend or repeal any provision of or add any provision to, the Articles of Incorporation, including the Certificate of Determination, if such action would materially and adversely alter or change the rights, preferences or privileges of such series of Preferred Stock.

  No consent or approval of the holders of any series of Preferred Stock offered hereby will be required for the issuance from the Company's authorized but unissued Preferred Stock of other shares of any series of Preferred Stock ranking on a parity with or junior to such series of Preferred Stock, or senior to a series of Preferred Stock expressly made junior to other series of Preferred Stock as to payment of dividends and distribution of assets, including other shares of such series of Preferred Stock.

  The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of such series of Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.

  Conversion Rights. The terms and conditions, if any, upon which shares of any series of Preferred Stock offered hereby are convertible into Common Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of shares of Common Stock into which the Preferred Stock is convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred Stock or automatically upon the occurrence of certain events, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Preferred Stock.

                      DESCRIPTION OF THE DEPOSITARY SHARES

  The Company may, at its option, elect to offer Depositary Shares rather than full shares of Preferred Stock. In the event such option is exercised, each of the Depositary Shares will represent ownership of and entitlement to all rights and preferences of a fraction of a share of Preferred Stock of a specified series (including dividend, voting, redemption and liquidation rights). The applicable fraction will be specified in the Prospectus Supplement. The shares of Preferred Stock represented by the Depositary Shares will be deposited with a Depositary (the "Depositary") named in the applicable Prospectus Supplement, under a Deposit Agreement (the "Deposit Agreement"), among the Company, the Depositary and the holders of the Depositary Receipts. Certificates evidencing Depositary Shares ("Depositary Receipts") will be delivered to those persons purchasing Depositary Shares in the offering. The Depositary will be the transfer agent, registrar and dividend disbursing agent for the Depositary Shares. Holders of Depositary Receipts agree to be bound by the Deposit Agreement, which requires holders to take certain actions such as filing proof of residence and paying certain charges.

  The summary of terms of the Depositary Shares contained in this Prospectus does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Deposit Agreement, the Articles of Incorporation and the form of Certificate of Determination for the applicable series of Preferred Stock.

DIVIDENDS

  The Depositary will distribute all cash dividends or other cash distributions received in respect of the series of Preferred Stock represented by the Depositary Shares to the record holders of Depositary Receipts in proportion to the number of Depositary Shares owned by such holders on the relevant record date, which will be the same date as the record date fixed by the Company for the applicable series of Preferred Stock. The Depositary, however, will distribute only such amount as can be distributed without attributing to any Depositary Share a fraction of one cent, and any balance not so distributed will be added to and treated as part of the next sum received by the Depositary for distribution to record holders of Depositary Receipts then outstanding.

  In the event of a distribution other than in cash, the Depositary will distribute property received by it to the record holders of Depositary Receipts entitled thereto, in proportion, as nearly as may be practicable, to the number of Depositary Shares owned by such holders on the relevant record date, unless the Depositary determines (after consultation with the Company) that it is not feasible to make such distribution, in which case the Depositary may (with the approval of the Company) adopt any other method for such distribution as it deems equitable and appropriate, including the sale of such property (at such place or places and upon such terms as it may deem equitable and appropriate) and distribution of the net proceeds from such sale to such holders.

LIQUIDATION PREFERENCE

  In the event of the liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, the holders of each Depositary Share will be entitled to the fraction of the liquidation preference accorded each share of the applicable series of Preferred Stock, as set forth in the Prospectus Supplement.

REDEMPTION

  If the series of Preferred Stock represented by the applicable series of Depositary Shares is redeemable, such Depositary Shares will be redeemed from the proceeds received by the Depositary resulting from the redemption, in whole or in part, of Preferred Stock held by the Depositary. Whenever the Company redeems any Preferred Stock held by the Depositary, the Depositary will redeem as of the same redemption date the number of Depositary Shares representing the Preferred Stock so redeemed. The Depositary will mail the notice of redemption promptly upon receipt of such notice from the Company and not less than 30 nor more than 60 days prior to the date fixed for redemption of the Preferred Stock and the Depositary Shares to the record holders of the Depositary Receipts.

VOTING

  Promptly upon receipt of notice of any meeting at which the holders of the series of Preferred Stock represented by the applicable series of Depositary Shares are entitled to vote, the Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Receipts as of the record date for such meeting. Each such record holder of Depositary Receipts will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the number of shares of Preferred Stock represented by such record holder's Depositary Shares. The Depositary will endeavor, insofar as practicable, to vote such Preferred Stock represented by such Depositary Shares in accordance with such instructions, and the Company will agree to take all action which may be deemed necessary by the Depositary in order to enable the Depositary to do so. The Depositary will abstain from voting any of the Preferred Stock to the extent that it does not receive specific instructions from the holders of Depositary Receipts.

WITHDRAWAL OF PREFERRED STOCK

  Upon surrender of Depositary Receipts at the principal office of the Depositary, upon payment of any unpaid amount due the Depositary, and subject to the terms of the Deposit Agreement, the owner of the Depositary Shares evidenced thereby is entitled to delivery of the number of whole shares of Preferred Stock and all money and other property, if any, represented by such Depositary Shares. Partial shares of Preferred Stock will not be issued. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of whole shares of Preferred Stock to be withdrawn, the Depositary will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares. Holders of Preferred Stock thus withdrawn will not thereafter be entitled to deposit such shares under the Deposit Agreement or to receive Depositary Receipts evidencing Depositary Shares therefor.

AMENDMENT AND TERMINATION OF DEPOSIT AGREEMENT

  The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time and from time to time be amended by agreement between the Company and the Depositary. However, any amendment which materially and adversely alters the rights of the holders (other than any change in fees) of Depositary Shares will not be effective unless such amendment has been approved by at least a majority of the Depositary Shares then outstanding. No such amendment may impair the right, subject to the terms of the Deposit Agreement, of any owner of any Depositary Shares to surrender the Depositary Receipt evidencing such Depositary Shares with instructions to the Depositary to deliver to the holder the Preferred Stock and all money and other property, if any, represented thereby, except in order to comply with mandatory provisions of applicable law. The Deposit Agreement may be terminated by the Company or the Depositary only if (i) all outstanding Depositary Shares have been redeemed or
(ii) there has been a final distribution in respect of the Preferred Stock in connection with any dissolution of the Company and such distribution has been made to all the holders of Depositary Shares.

CHARGES OF DEPOSITARY

  The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. The Company will pay charges of the Depositary in connection with the initial deposit of the Preferred Stock and the initial issuance of the Depositary Shares, and redemption of the Preferred Stock and all withdrawals of Preferred Stock by owners of Depositary Shares. Holders of Depositary Receipts will pay transfer, income and other taxes and governmental charges and certain other charges as are provided in the Deposit Agreement to be for their accounts. In certain circumstances, the Depositary may refuse to transfer Depositary Shares, may withhold dividends and distributions and sell the Depositary Shares evidenced by such Depositary Receipt if such charges are not paid.

MISCELLANEOUS

  The Depositary will forward to the holders of Depositary Receipts all reports and communications from the Company which are delivered to the Depositary and which the Company is required to furnish to the holders of the Preferred Stock. In addition, the Depositary will make available for inspection by holders of Depositary Receipts at the principal office of the Depositary, and at such other places as it may from time to time deem advisable, any reports and communications received from the Company which are received by the Depositary as the holder of Preferred Stock.

  Neither the Depositary nor the Company assumes any obligation or will be subject to any liability under the Deposit Agreement to holders of Depositary Receipts other than for its negligence or willful misconduct. Neither the Depositary nor the Company will liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Deposit Agreement. The obligations of the Company and the Depositary under the Deposit Agreement will be limited to performance in good faith of their duties thereunder, and they will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares or Preferred Stock unless satisfactory indemnity is furnished. The Company and the Depositary may rely on written advice of counsel or accountants, on information provided by holders of Depositary Receipts or other persons believed in good faith to be competent to give such information and on documents believed to be genuine and to have been signed or presented by the proper party or parties.

RESIGNATION AND REMOVAL OF DEPOSITARY

  The Depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Depositary, any such resignation or removal to take effect upon the appointment of a successor Depositary and its acceptance of such appointment. Such successor Depositary must be appointed within 60 days after delivery of the notice for resignation or removal and must be a bank or trust company having its principal office in the United States of America and having a combined capital and surplus of at least $150,000,000.

FEDERAL INCOME TAX CONSEQUENCES

  Owners of the Depositary Shares will be treated for Federal income tax purposes as if they were owners of the Preferred Stock represented by such Depositary Shares. Accordingly, such owners will be entitled to take into account, for Federal income tax purposes, income and deductions to which they would be entitled if they were holders of such Preferred Stock. In addition,
(i) no gain or loss will be recognized for Federal income tax purposes upon the withdrawal of Preferred Stock in exchange for Depositary Shares, (ii) the tax basis of each share of Preferred Stock to an exchanging owner of Depositary Shares will, upon such exchange, be the same as the aggregate tax basis of the Depositary Shares exchanged therefor, and (iii) the holding period for Preferred Stock in the hands of an exchanging owner of Depositary Shares will include the period during which such person owned such Depositary Shares.

                            DESCRIPTION OF WARRANTS

  The Company has no Warrants outstanding (other than options issued under the Company's stock option plans). The Company may issue Warrants for the purchase of Preferred Stock or Common Stock. Warrants may be issued independently or together with any other Securities offered by any Prospectus Supplement and may be attached to or separate from such Securities. Each series of Warrants will be issued under a separate warrant agreement (each, a "Warrant Agreement") to be entered into between the Company and a warrant agent specified in the applicable Prospectus Supplement (the "Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Warrants. The following sets forth certain general terms and provisions of the Warrants offered hereby. Further terms of the Warrants and the applicable Warrant Agreement will be set forth in the applicable Prospectus Supplement.

  The applicable Prospectus Supplement will describe the terms of the Warrants in respect of which this Prospectus is being delivered, including, where applicable, the following: (1) the title of such Warrants; (2) the aggregate number of such Warrants; (3) the price or prices at which such Warrants will be issued; (4) the designation, number and terms of the shares of Preferred Stock or Common Stock purchasable upon exercise of such Warrants; (5) the designation and terms of the other Securities, if any, with which such Warrants are issued and the number of such Warrants issued with each such Security; (6) the date, if any, on and after which such Warrants and the related Preferred Stock or Common Stock, if any, will be separately transferable; (7) the price at which each share of Preferred Stock or Common Stock purchasable upon exercise of such Warrants may be purchased; (8) the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire; (9) the minimum or maximum amount of such Warrants which may be exercised at any one time; and (10) any other terms of such Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Warrants.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

  The following summary of certain federal income tax considerations to the Company is based on current law, is for general information only, and is not tax advice. The tax treatment of a holder of any of the Securities will vary depending upon the terms of the specific securities acquired by such holder, as well as his or her particular situation, and this discussion does not attempt to address any aspects of federal income taxation relating to holders of Securities, except as discussed under "--Taxation of Shareholders." Certain federal income tax considerations relevant to holders of the Securities may be provided in the applicable Prospectus Supplement relating thereto.

  EACH INVESTOR IS ADVISED TO CONSULT THE APPLICABLE PROSPECTUS SUPPLEMENT, AS WELL AS HIS OR HER TAX ADVISOR, REGARDING THE TAX CONSEQUENCES TO HIM OR HER OF THE ACQUISITION, OWNERSHIP AND SALE OF THE SECURITIES, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH ACQUISITION, OWNERSHIP AND SALE AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAX TREATMENT OF THE COMPANY

  If certain detailed conditions imposed by the Code and the related Treasury regulations are met, an entity, such as the Company, that invests principally in real estate and that otherwise would be taxed as a corporation may elect to be treated as a REIT. The most important consequence to the Company of being treated as a REIT for federal income tax purposes is that this enables the Company to deduct dividend distributions to its shareholders, thus effectively eliminating the "double taxation" (at the corporate and shareholder levels) that typically results when a corporation earns income and distributes that income to shareholders in the form of dividends.

  The Company has made an election to be taxed as a REIT under Sections 856 through 860 of the Code, beginning with its fiscal year ending December 31, 1981. That election will continue in effect until it is revoked or terminated. The Company believes that it has qualified during each of the fiscal years for which an election has been in effect, and currently qualifies, as a REIT, and the Company expects to continue to be taxed as a REIT for federal income tax purposes. While the Company intends to operate so that it will continue to qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in the circumstances of the Company, no assurance can be given by the Company that the Company will qualify as a REIT in any particular year.

  Technical Requirements for Taxation as a REIT. The following is a very brief overview of certain of the technical requirements that the Company must meet on an ongoing basis in order to continue to qualify as a REIT. This summary is qualified in its entirety by the applicable Code provisions, Treasury regulations and administrative and judicial interpretations thereof.

  1. The capital stock must be widely-held and not more than 50% of the value of the capital stock may be held by five or fewer individuals (determined after giving effect to various ownership attribution rules). See "--Consequences of Merger on the Company's Qualification as a REIT--Violation of Ownership Requirements."

  2. The Company's gross income must meet three income tests:

    (a) at least 75% of the gross income must be derived from specified real estate sources (including "rents from real property" and, in certain circumstances, interest);

    (b) at least 95% of the gross income must be from the real estate sources includable in the 75% income test, and/or from dividends, interest, or gains from the sale or disposition of stock or securities not held for sale in the ordinary course of business; and

    (c) less than 30% of the gross income may be derived from the sale of real estate assets held for less than four years, from the sale of certain "dealer" property, or from the sale of stock or securities held for less than one year.

  Rents received by the Company will qualify as "rents from real property" in satisfying the gross income requirements described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts of sales. The Company anticipates that none of its gross annual income will be attributable to rents that are based in whole or in part on the income of any person (excluding rents based on a percentage of receipts or sales, which, as described above, are permitted). Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" if the Company, or an owner of 10% or more of the Company, directly or constructively owns 10% or more of such tenant (a "Related Party Tenant"). The Company does not anticipate that it will receive income from Related Party Tenants. Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." The Company does not anticipate deriving rent attributable to personal property leased in connection with real property that exceeds 15% of the total rents. Finally, for rents received to qualify as "rents from real property," the Company generally must not operate or manage the property or furnish or render services to tenants, other than through an "independent contractor" which is adequately compensated and from whom the Company derives no revenue. The "independent contractor" requirement, however, does not apply to the extent the services provided by the Company are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant." Any services with respect to certain Properties that the Company believes may not be provided by the Company directly without jeopardizing the qualification of rent as "rents from real property" will be performed by "independent contractors."

  See "--Consequences of the Merger on the Company's Qualification as a REIT-- The Company's Assumption of Management Activities With Respect to its Properties," "--Consequences of the Merger on the Company's Qualification as a REIT--Nonqualifying Income," and "--Consequences of the Merger on the Company's Qualification as a REIT--Acquisition of Affiliated Partnership Interests in the Merger" for a discussion of specific aspects of the Merger that may impact upon the Company's ability to satisfy the 95% gross income test.

  3. Generally, 75% of the value of the Company's total assets must be represented by real estate, mortgages secured by real estate, cash, or government securities (including its allocable share of real estate assets held by any partnerships in which the Company owns an interest). Not more than 25% of the Company's total assets may be represented by securities other than those in the 75% asset class. Of the investments included in the 25% asset class, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets, and the Company may not own more than 10% of any one issuer's outstanding voting securities. The 5% test generally must be met for any quarter in which the Company acquires securities of an issuer. The Company believes that it satisfies these tests. In this regard, however, the 10% voting stock prohibition will preclude the Company from controlling the operations of PSCP and the Lock/Box Company (in which the Company will own 95% of the equity in the form of non-voting stock and the Hughes Family will own 5% of the equity but 100% of the voting stock) or PSCC (in which the Company will own a less than 10% equity interest) and may preclude the Company from exercising its rights of first refusal with respect to the corporations owning the Canadian operations and the reinsurance business.

  4. The Company must distribute to its shareholders in each taxable year an amount at least equal to 95% of the Company's "REIT Taxable Income" (which is generally equivalent to net taxable ordinary income). Under certain circumstances, the Company can rectify a failure to meet the 95% distribution test by paying dividends after the close of a particular taxable year.

  In years prior to 1990, the Company made distributions in excess of its REIT Taxable Income. During 1990, the Company reduced its distribution to its shareholders to permit the Company to make an optional reduction in short-term borrowings (which previously had been used to fund distributions to its shareholders).

As a result, distributions paid by the Company in 1990 were less than 95% of the Company's REIT Taxable Income for 1990. The Company has satisfied the REIT distribution requirements for 1990, 1991, 1992, 1993 and 1994 by attributing distributions in 1991, 1992, 1993, 1994 and 1995 to the prior year's taxable income. The Company may be required, over each of the next several years, to make distributions after the close of a taxable year and to attribute those distributions to the prior year, but shareholders will be treated for federal income tax purposes as having received such distributions in the taxable years in which they were actually made. The extent to which the Company will be required to attribute distributions to the prior year will depend on the Company's operating results and the level of distributions as determined by the Board of Directors. Reliance on subsequent year distributions could cause the Company to be subject to certain penalty taxes. In that regard, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such calendar year, (ii) 95% of its REIT capital gain net income for such calendar year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed during such calendar year (not taking into account distributions made in subsequent years but attributed to such calendar year). The Company intends to comply with this 85% distribution requirement in an effort to minimize any excise tax. Any distributions required to be made by the Company in order to eliminate any accumulated earnings and profits of PSMI would not be counted in determining whether the Company satisfies the 95% distribution test and could adversely impact upon the Company's ability to satisfy the 95% distribution test. See "--Consequences of the Merger on the Company's Qualification as a REIT--Elimination of Any Accumulated Earnings and Profits Attributable to Non-REIT Years."

  For purposes of applying the income and asset tests mentioned above, a REIT is considered to own a proportionate share of the assets of any partnership in which it holds a partnership interest. See "--Consequences of the Merger on the Company's Qualification as a REIT--Acquisition of Affiliated Partnership Interests in the Merger".

  Applicable Federal Income Tax. If the Company qualifies for taxation as a REIT, it generally will not be subject to federal corporate income taxes on net income that it distributes currently to shareholders. However, the Company will be subject to federal income tax in the following circumstances. First, the Company will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the "alternative minimum tax" on its items of tax preference. Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" (which is, in general, property acquired by foreclosure or otherwise on default of a lease or a loan secured by the property) which is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed above), and has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which the Company fails the 75% or 95% gross income test.

  Under the "Built-in Gain Rules" of IRS Notice 88-19, 1988-1 C.B. 486, the Company will be subject to a corporate level tax if it disposes of any of the assets acquired in the Merger at any time during the 10-year period beginning on the closing date of the Merger (the "Restriction Period"), assuming the Company makes the election pursuant to the Built-in Gain Rules (or applicable future administrative rules or Treasury regulations) to have the 10-year rule apply. This tax would be imposed on the Company at the top regular corporate rate (currently 35%) in effect at the time of the disposition on the excess of
(i) the lesser of (a) the fair market value at the time of the Merger of the assets disposed of and (b) the selling price of such assets over (ii) the Company's adjusted basis in such assets at the time of the Merger (such excess being referred to as the "Built-in Gain"). The Company currently does not intend to dispose of any of the assets acquired in the

Merger during the Restriction Period, but there can be no assurance that one or more such dispositions will not occur. If the Company does not make the election to have the 10-year rule apply, PSMI would be taxed on the Built-in Gain at the time of the Merger at regular corporate tax rates and the Company, as the successor to PSMI in the Merger, would succeed to the liability for that tax.

  Failure to Qualify as a REIT. For any taxable year that the Company fails to qualify as a REIT and the relief provisions do not apply, the Company would be taxed at the regular corporate rates on all of its taxable income, whether or not it makes any distribution to its shareholders. Those taxes would reduce the amount of cash available to the Company for distributions to its shareholders or for reinvestment. As a result, failure of the Company to qualify during any taxable year as a REIT could have a material adverse effect upon the Company and its shareholders.

  Termination of REIT Election. The Company's election to be treated as a REIT will terminate automatically if the Company fails to meet the REIT qualification requirements described above. If a termination (or a voluntary revocation) occurs, unless certain relief provisions apply, the Company would not be eligible to elect REIT status again until the fifth taxable year that begins after the first year for which the Company's election was terminated (or revoked). If the Company loses its REIT status, but later qualifies and elects to be taxed as a REIT again, the Company may face significant adverse tax consequences. Immediately prior to the effectiveness of the election to return to REIT status, the Company would be treated as if its disposed of all of its assets in a taxable transaction, triggering taxable gain with respect to the Company's appreciated assets. (The Company would, however, be permitted to elect an alternative treatment under which the gains would be taken into account only as and when they actually are recognized upon sales of the appreciated property occurring within the 10-year period after return to REIT status. The Company would not receive the benefit of a dividends paid deduction to reduce any such taxable gains. Thus, any such gains on appreciated assets would be subject to double taxation, at the corporate as well as the shareholder level.

CONSEQUENCES OF THE MERGER ON THE COMPANY'S QUALIFICATION AS A REIT

  In light of the complex federal income tax requirements applicable to REITs, the Merger could have adverse consequences on the Company's continued qualification as a REIT, as discussed in greater detail below. Hogan & Hartson L.L.P. ("Hogan & Hartson"), counsel to the Company, is of the opinion that the Company will continue to qualify as a REIT following the Merger so long as (A) the Company has met at all times since the Merger and continues to meet the stock ownership and gross income requirements applicable to REITs and (B) either PSMI at the time of (and giving effect to) the Merger was not considered to have any current or accumulated earnings and profits for tax purposes or the Company makes distributions prior to the end of 1995 in an amount sufficient to eliminate such earnings and profits. See "--Nonqualifying Income", "--Violation of Ownership Requirements," and "--Elimination of Any Accumulated Earnings and Profits Attributable to Non-REIT Years." Hogan & Hartson, however, has not opined that the Company will continue to meet the stock ownership and gross income requirements applicable to REITs following the Merger or that PSMI did not have current or accumulated earnings and profits at the time of the Merger, due to the numerous factual determinations and future events that bear on those conclusions.

  The Company's Assumption of Management Activities With Respect to its Properties. Because of the complex federal income tax requirements attributable to REITs, a number of federal income tax issues must be addressed in connection with the Merger that are unique to the Company's status as a REIT. One issue is whether the Company is permitted to perform property management functions internally with respect to the mini-warehouse and business park properties ("Properties") it owns. Generally, a REIT is permitted to perform services with respect to properties it rents to tenants so long as such services are usually and customarily rendered in connection with the rental of space for occupancy only and are not considered to be "rendered to the occupant." If a REIT performs services beyond this extent, the rental income received for the use of its property will not qualify as "rental income" for purposes of the REIT gross income tests. See

"--Tax Treatment of the Company--Technical Requirements for Taxation as a REIT." Failure of the rental income received for properties that the Company owns to qualify as "rental income" would result in the disqualification of the Company as a REIT. See "--Tax Treatment of the Company--Termination of REIT Election."

  As a result of the Merger, the Company "self-manages" the Properties it owns. The Company received a private letter ruling from the IRS to the effect that, should the Company acquire PSMI and assume and perform the management activities of its Properties, such property management activities by the Company would not adversely affect the characterization of the Company's rents from the Properties as rents from real property. The ruling is based on the Company's description of those management activities to be performed in connection with Properties it owns, including maintenance, repair, lease administration and accounting, and security. The ruling also considers the ancillary activities to be directly performed by the Lock/Box Company, such as the sale of inventory products such as locks, boxes, and packing materials.

  Nonqualifying Income. The Company must meet several annual gross income tests to retain its REIT qualification. See "--Tax Treatment of the Company-- Technical Requirements for Taxation as a REIT." Under the 95% gross income test, the Company must derive at least 95% of its total gross income from specified classes of income related to real property, dividends, interest or gains from the sale or other disposition of stock or other securities that do not constitute "dealer property." Income related to real property includes: (i) proceeds from the rental of mini-warehouse facilities; (ii) interest on obligations secured by mortgages on real property; and (iii) gains from the sale or other disposition of real property (other than real property held by the Company as a dealer).

  After the Merger, the Company assumed and performs property management activities for the various partnerships and REITs in which the Company has an interest that own Properties, as well as for various other entities that own mini-warehouse properties and/or business parks. The Company will receive management fees from such partnerships, REITs, and other owners in exchange for the performance of such management activities. The gross income received by the Company from these property management activities with respect to Properties owned by other entities (including the REITs in which the Company has an ownership interest) and advisory services rendered to such other entities will be treated as income not qualifying under the 95% gross income test ("Nonqualifying Income"). See "--Acquisition of Affiliated Partnership Interests in the Merger." If there were no change in current revenues of the Company through acquisitions or otherwise and no other action by the Company to reduce its nonqualifying income (for example, through the prepayment of management fees described below), the Company estimates that it would not satisfy the 95% gross income test for 1996 because its nonqualifying income would represent approximately 7% of its total gross income for 1996. However, the percentage of Nonqualifying Income may be reduced in a variety of ways. First, the Company could reduce the actual dollar amount of its Nonqualifying Income. Second, because the income tests are based on a percentage of total gross income, increases in overall gross income that result from increases in qualifying rents will reduce the percentage of Nonqualifying Income. Pursuant to the Company's existing acquisition program, the Company believes that additional assets that are expected to be acquired by it during 1995 and 1996 would generate additional qualifying income, thereby lowering the percentage of total Nonqualifying Income recognized by it. Finally, to the extent that the Company acquires properties following the Merger for which it assumed management responsibilities in connection with the Merger, the management fees received with respect to such properties would cease to be Nonqualifying Income. Nevertheless, there can be no assurance that future acquisitions will be made in amounts or at such times to permit the Company to satisfy these gross income requirements. Moreover, increases in other Nonqualifying Income may similarly affect these calculations.

  If the Company determines at any time during the year that the receipt of third-party management fees could adversely affect its ability to satisfy the 95% gross income test, it will notify the third-party property owners to which it provides property management services and request that management fees be paid at reduced rates for the remainder of the year. The Company will, to the extent possible under existing tax guidelines, defer receipt of such fees to a succeeding year in which recognition of the Nonqualifying Income would not jeopardize its qualification as a REIT. If such deferral is not possible, however, the Company would reduce the fees without condition or deferral. Although this measure would reduce the Company's gross income (and correspondingly its net profits), it would effectively reduce the Company's overall Nonqualifying Income in order to preserve its REIT status. The Company anticipates that this measure will be taken only as necessary and intends to pursue less costly alternatives when appropriate.

  In addition, in order to reduce the amount of Nonqualifying Income, before December 31, 1995 the Company expects to have certain Properties pre-pay to the Company, all or a portion of the management fees that the Company otherwise would be expected to receive for 1996, discounted to compensate for early payment (payment estimated at approximately $4.5 million). Pre-payment of management fees will reduce the percentage of Nonqualifying Income received by the Company in taxable years subsequent to such prepayment. Hogan & Hartson is of the opinion that it is more likely than not that the IRS would respect the inclusion of the prepaid management fees in the gross income of the Company when they are received. Hogan & Hartson's opinion is based on numerous cases where courts have upheld the IRS's position that fees should be included in income when they are received, rather than when the services to which such fees relate are performed. There are, however, several contrary authorities where courts, over the IRS's objections, have held that prepaid amounts are not included in income in advance of performance. Because of these contrary authorities, there can be no assurance that the IRS might not assert that such management fees should be included in the gross income of the Company as the related management services are provided, rather than being included in the gross income when they are received. If the IRS were to successfully challenge the treatment of such management fees and the inclusion of such fees in the Company's gross income resulted in it failing the 95% gross income test for a taxable year ending after the Merger, the Company's REIT status may terminate for such year and future years unless it meets the "good cause" exception described above. For years subsequent to 1996, assuming that there were no changes in current revenues of the Company and assuming no acquisition or development of additional assets, the Company estimates that it would not be able to satisfy the 95% gross income test unless it were to take further steps to reduce its percentage of Nonqualifying Income for those years (for example by deferring the payment of management fees until later years or by disposing of a portion of its management business, including possibly to a taxable corporation in which the Company would own substantially all of the economic interests but none of the voting stock).

  Finally, the Company and the various other owners of mini-warehouses and business parks for which the Company performs management activities (the "Owners") have entered into an agreement (the "Administrative and Cost-Sharing Agreement") with PSCC, Inc. ("PSCC") pursuant to which PSCC provides the Owners and the Company certain administrative and cost-sharing services in connection with the operation of the Properties and the performance of certain administrative functions. Each of the Owners and the Company pay the PSCC directly for services rendered by PSCC in connection with the Administrative and Cost Sharing Agreement. That payment is separate from and in addition to the compensation paid to the Company under the management agreement for the management of the Properties owned by the Owners. The Company has received a private letter ruling from the IRS to the effect that the reimbursements and other payments made to PSCC by the Owners will not be treated as revenues of the Company for purposes of the 95% gross income test.

  If the Company fails to meet the 95% gross income test during any taxable year, its REIT status would terminate for that year and future years unless it qualifies for the "good cause" exception. In order to qualify for the "good cause" exception, the Company would have to satisfy each of the following: (i) it reported the source and nature of each item of its gross income in its federal income tax return for such year; (ii) the inclusion of any incorrect information in its return is not due to fraud with intent to evade tax; and
(iii) the failure to meet such test is due to a reasonable cause and not to willful neglect. The Company intends to conduct its operations and affairs so that it meets the 95% gross income test for each taxable year. The Company also intends to operate so that, in the event it were to fail to meet the 95% gross income test, it would satisfy the "reasonable cause" requirement of the "good cause" exception because it exercised ordinary business care and prudence in attempting to satisfy the 95% gross income test (including by receiving opinions of counsel where appropriate). There can be no assurance, however, that if the Company were unable to satisfy the 95% gross income test, the IRS would necessarily agree that the Company had operated in a manner that qualifies for the "good cause" exception. Furthermore, even if the Company's REIT status were not terminated because of the "good cause" exception, the Company still would be subject to an excise tax on any excess nonqualifying income. Generally, if the Company fails the 95% gross income test but still retains its qualification as a REIT under the "good cause" exception, it would be subject to a 100% excise tax on the amount of the excess nonqualifying income multiplied by a fraction, the numerator of which would be the Company's taxable income (computed without its distribution deduction) and the denominator of which would be the Company's gross income from all sources. This excise tax would have the general effect of causing the Company to pay all net profits generated from this excess nonqualifying income to the IRS.

  Acquisition of Affiliated Partnership Interests in the Merger. In the Merger, the Company acquired interests in various partnerships that own and operate Properties. The Company, for purposes of satisfying the REIT asset and gross income tests, will be treated as if it directly owns a proportionate share of each of the assets of these partnerships. For these purposes, under current Treasury regulations the Company's interest in each of the partnerships must be determined in accordance with its "capital interest" in such partnership. The character of the various assets in the hands of the partnership and the items of gross income of the partnership will retain their same character in the hands of the Company for these purposes. Accordingly, to the extent the partnership receives real estate rentals and holds real property, a proportionate share of such qualified income and assets will be treated as qualified rental income and real estate assets of the Company for purposes of determining its REIT qualification. The Company expects that substantially all of the properties of the partnerships will constitute real estate assets and will generate qualifying rental income for purposes of the REIT gross income tests.

  The acquisition of these partnership interests in the Merger creates several issues regarding the Company's satisfaction of the 95% gross income test.
First, the Company will earn property management fees from these partnerships. Existing Treasury regulations do not address the treatment of management fees derived by a REIT from a partnership in which the REIT holds a partnership interest, but the IRS has issued a number of private letter rulings holding that the portion of the management fee that corresponds to the REIT interest in the partnership in effect is disregarded in applying the 95% gross income test where the REIT holds a "substantial" interest in the partnership. The Company expects to disregard the portion of management fees derived from partnerships in which it is a partner that corresponds to its interest in these partnerships in determining the amount of its Nonqualifying Income, and the estimate of the Company's prepayment of management fees set forth above was computed based upon this approach. There can be no assurance, however, that the IRS would not take a contrary position with respect to the Company, either rejecting the approach set forth in the private letter rulings mentioned above or contending that the Company's situation is distinguishable from those addressed in the private letter rulings (for example, because the Company does not have a "substantial" interest in the partnerships).

  Second, the Company will acquire interests in certain of these partnerships that entitle the Company to a percentage of profits (either from operations, or upon a sale, or both) in excess of the percentage of total capital originally contributed to the partnership with respect to such interest. Existing Treasury Regulations do not specifically address this situation, and it is uncertain, based on existing authority, how the Company's "capital interest" in these partnerships will be determined. This determination is relevant because it affects both the percentage of the gross rental income of the partnership that is considered gross rental income (or qualifying income) to the Company and the percentage of the management fees paid to the Company that are disregarded in determining the Company's Nonqualifying Income. For example, if the Company takes the position that it has a 25% "capital interest" in a partnership (because it would receive 25% of the partnership's assets upon a sale and liquidation) but the IRS determines it only has a 1% "capital interest" (because the original holder of the Company's interest only contributed 1% of the total capital contributed to the partnership), the Company's share of the qualifying income from the partnership would be reduced and the portion of the management fee from the partnership that would be treated as Nonqualifying Income would be increased, thereby adversely affecting the Company's ability to satisfy the 95% gross income test.

In determining its "capital interest" in the various partnerships in which the Company acquired an interest in the Merger, the Company will determine the percentage of the partnership's assets that would be distributed to it if those assets were sold and distributed among the partners in accordance with the applicable provisions of the partnership agreements. There can be no assurance, however, that the IRS will agree with this methodology and not contend that another, perhaps less favorable, method must be used for purposes of determining the Company "capital interests." If that were to occur, it could adversely affect the Company's ability to satisfy the 95% gross income test following the Merger.

  Violation of Ownership Requirements. For the Company to qualify as a REIT under the Code, no more than 50% in value of its outstanding stock may be owned, directly or constructively under certain attribution rules of the Code, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. The value of the outstanding capital stock held by the Hughes Family is currently estimated to be approximately 45%. Accordingly, no four individuals other than the Hughes Family may own directly or constructively, in the aggregate, more than 5% of the value of outstanding stock of the Company. In order to assist the Company in meeting these ownership restrictions, the Articles of Incorporation and Bylaws prohibit the actual or constructive ownership of more than 2.0% of the outstanding shares of all common stock of the Company or more than 9.9% of the outstanding shares of each class or series of shares of preferred stock of the Company. (The Articles of Incorporation and Bylaws provide, however, that no person is deemed to exceed this ownership limitation solely by reason of the beneficial ownership of shares of any class of stock to the extent that such shares of stock were beneficially owned by such person at the time of the Merger.) However, even with these ownership limitations, the Company could still be in violation of the ownership restrictions if four individuals unrelated to the Hughes Family were to own the maximum amount of capital stock permitted under the Articles of Incorporation and Bylaws. Therefore, to further assist the Company in meeting the ownership restrictions, the Hughes Family entered into an agreement with the Company for the benefit of the Company and certain designated charitable beneficiaries restricting their acquisition of additional shares of the Company's capital stock and providing that if, at any time, for any reason, more than 50% in value of the Company's outstanding stock otherwise would be considered owned by five or fewer individuals, then a number of shares of Common Stock of the Company owned by Wayne Hughes necessary to cure such violation will automatically and irrevocably be transferred to a designated charitable beneficiary. These provisions are modeled after certain arrangements that the IRS has ruled in private letter rulings will preclude a REIT from being considered to violate the ownership restrictions so long as such arrangements are enforceable as a matter of state law and the REIT seeks to enforce them as and when necessary. There can be no assurance, however, that the IRS might not seek to take a different position with respect to the Company (a private letter ruling is legally binding only with respect to the taxpayer to whom it was issued) or contend that the Company failed to enforce these various arrangements and, hence, there can be no assurance that these arrangements will necessarily preserve the Company's REIT status. No private letter ruling has been sought by the Company from the IRS with respect to the effect of these arrangements.

  Elimination of Any Accumulated Earnings and Profits Attributable to Non-REIT Years. A REIT is not allowed to have accumulated earnings and profits attributable to non-REIT years. A REIT has until the close of its first taxable year in which it has non-REIT earnings and profits to distribute any such accumulated earnings and profits. In a corporate reorganization qualifying as a tax free statutory merger, the acquired corporation's current and accumulated earnings and profits are carried over to the surviving corporation. Any earnings and profits treated as having been acquired by a REIT through such a merger will be treated as accumulated earnings and profits of a REIT attributable to non- REIT years. Accordingly, the accumulated earnings and profits, if any, of PSMI and its predecessors (including earnings and profits resulting from transactions undertaken in contemplation of the Merger or from the Merger itself) carried over to the Company in the Merger and the Company is required to distribute any such accumulated earnings and profits prior to the close of 1995 (the year in which the Merger occurred). Failure to do so would result in disqualification of the Company as a REIT (unless the "deficiency dividend" procedures described below apply and the Company complies with those procedures).

  The amount of the accumulated earnings and profits of PSMI acquired by the Company will be based on the consolidated earnings and profits of PSMI (including each of its predecessors) through and including the date of the Merger ("Consolidated Accumulated Earnings"). In connection with the Merger, the Company received a study prepared by PSMI of the earnings and profits of PSMI and its subsidiaries, taking into account projected income of PSMI and its predecessors to and including the time of the Merger and distributions to the PSMI shareholders made at or prior to the time of the Merger, that showed that PSMI had no Consolidated Accumulated Earnings at the time of the Merger. The determination of accumulated earnings and profits acquired by the Company in the Merger ("Acquired Earnings") depends upon a number of factual matters related to the activities and operations of PSMI and its predecessors during their entire corporate existence and is subject to review and challenge by the IRS. There can be no assurance that the IRS will not examine the tax returns of PSMI and its predecessors for years prior to and including the Merger and propose adjustments to increase their taxable income. Because the earnings and profits study used to calculate the amount of Acquired Earnings is based on these returns, any such adjustments could increase the amount of the Acquired Earnings. In this regard, the IRS can consider all taxable years of PSMI and its predecessors as open for review for purposes of determining the amount of earnings and profits.

  Although not free from doubt, "deficiency dividend" procedures may be available for the Company to distribute any Acquired Earnings that were subsequently determined to exist as a result of an IRS audit. In order to use this "deficiency dividend" procedure, the Company would have to make an additional dividend distribution to its shareholders (in addition to distributions made for purposes of satisfying the normal REIT distribution requirements), in the form of cash, notes, other property, or stock in a taxable stock dividend, within 90 days of the IRS determination. In addition, the Company would have to pay to the IRS an interest charge on 50% of the Acquired Earnings that were not distributed prior to December 31, 1995, from the date on which its 1995 tax return was due to the date the IRS determination was made. The statute and Treasury regulations related to the application of the "earnings and profits distribution" requirement to a REIT that acquires a "non-REIT" in a reorganization and the availability of the "deficiency dividend" procedure in those circumstances are not entirely clear, and there can be no assurance that the IRS would not take the position either that the "deficiency dividend" procedure is not available (in which case, the Company would cease to qualify as a REIT effective for its taxable year in which the Merger occurred) or, alternatively, that even if the procedure is available, the Company cannot qualify as a REIT for the taxable year in which the Merger occurred (but it could qualify as a REIT for subsequent years).

TAXATION OF SHAREHOLDERS

  Distributions will generally be taxable to Shareholders as ordinary income to the extent of the Company's earnings and profits. For this purpose, earnings and profits of the Company will first be allocated to distributions paid on preferred stock until an amount equal to such distributions has been allocated thereto. As a result, it is likely that any distributions paid on preferred stock will be taxable in full as dividends to the holders of preferred stock. Dividends declared during the last quarter of a calendar year and actually paid during January of the immediately following calendar year generally are treated as if received by the shareholders on December 31 of the calendar year during which they were declared. Distributions paid to Shareholders will not constitute passive activity income and as a result, generally cannot be offset by losses from passive activities of Shareholders subject to the passive activity rules. Distributions designated by the Company as capital gain dividends generally will be taxed as long-term capital gain to Shareholders, to the extent that the distributions do not exceed the Company's actual net capital gain for the taxable year. Corporate Shareholders may be required to treat up to 20% of any such capital gain dividends as ordinary income. Distributions by the Company, whether characterized as ordinary income or as capital gain, are not eligible for the 70% dividends received deduction for corporations. If the Company should realize a loss, Shareholders will not be permitted to deduct any share of that loss. Future regulations may require that Shareholders take into account, for purposes of computing their individual alternative minimum tax liability, certain tax preference items of the Company.

  The Company may distribute cash in excess of its net taxable income. Upon distribution of such cash by the Company to Shareholders (other than as a capital gain dividend), if all of the Company's current and accumulated earnings and profits have been distributed, the excess cash will be deemed to be a non-taxable return of capital to each Shareholder to the extent of the adjusted tax basis of the Shareholder's capital stock. Distributions in excess of the adjusted tax basis will be treated as gain from the sale or exchange of the capital stock. A Shareholder who has received a distribution in excess of current and accumulated earnings and profits of the Company may, upon the sale of the capital stock, realize a higher taxable gain or a smaller loss because the basis of the Common Stock as reduced will be used for purposes of computing the amount of the gain or loss. Generally, gain or loss realized by a Shareholder upon the sale of capital stock will be reportable as capital gain or loss. If a Shareholder receives a long-term capital gain dividend from the Company and has held the capital stock for six months or less, any loss incurred on the sale or exchange of the capital stock is treated as a long-term capital loss, to the extent of the corresponding long-term capital gain dividend received.

  If a Shareholder is subject to "backup withholding," the Company will be required to deduct and withhold from any dividends payable to such Shareholder a tax of 31%. These rules may apply when a Shareholder fails to supply a correct taxpayer identification number, or when the IRS notifies the Company that a Shareholder is subject to the rules or has furnished an incorrect taxpayer identification number.

  The Company is required to demand annual written statements from the record holders of designated percentages of its capital stock disclosing the actual owners of the capital stock and to maintain permanent records showing the information it has received as to the actual ownership of such capital stock and a list of those persons failing or refusing to comply with such demand.

  In any year in which the Company does not qualify as a REIT, distributions by the Company to Shareholders will be taxable in the same manner discussed above, except that no distributions can be designated as capital gain dividends, distributions will be eligible for the corporate dividends received deduction, and Shareholders will not receive any share of the Company's tax preference items.

  Tax Exempt Investors. In general, a tax exempt entity that is a Shareholder is not subject to tax on distributions from the Company or gain realized on the sale of capital stock, provided that the tax exempt entity has not financed the acquisition of its capital stock with "acquisition indebtedness" within the meaning of the Code. Special rules apply to organizations exempt under Code Sections 501(c)(7), (c)(9), (c)(17) and (c)(20), and such prospective investors should consult their own tax advisors concerning the applicable "set aside" and reserve requirements. In addition, certain distributions by a REIT to a tax-exempt employee's pension trust that owns more than 10% of the REIT will, in certain circumstances, be treated as "unrelated business taxable income."

SPECIAL TAX CONSIDERATIONS FOR FOREIGN STOCKHOLDERS

  The rules governing U.S. Federal income taxation of non-U.S. stockholders (as defined below) are complex, and the following discussion is intended only as a summary of such rules. Prospective non-U.S. stockholders should consult with their tax advisors to determine the impact of U.S. Federal, state, and local income tax laws on an investment in the REIT, including any reporting requirements, as well as the tax treatment of such an investment under their home country laws. For purposes of this discussion, a non-U.S. stockholder is a holder of Securities that, for U.S. Federal income tax purposes, is not a "United States person." A "United States person," in turn, means a citizen or resident of the United States; a corporation, partnership, or other entity created or organized in the United States or under the laws of the United States or of any political subdivision thereof; or an estate or trust whose income is includible in gross income for U.S. Federal income tax purposes regardless of its source. The following discussion assumes that the Securities are held as "capital assets" under the Code.

  Distributions to a non-U.S. stockholder will generally be subject to tax as ordinary income to the extent of the Company's current and accumulated earnings and profits as determined for U.S. Federal income tax purposes. Such distributions will generally be subject to withholding of such income tax at a 30% rate, unless reduced by an applicable tax treaty or unless such dividends are treated as effectively connected with a United States trade or business. If the amount distributed exceeds a non-U.S. stockholder's allocable share of such earnings and profits, the excess will be treated as a tax-free return of capital to the extent of such stockholder's adjusted basis in the Securities. To the extent that such distributions exceed the adjusted basis of a non-U.S. stockholder's Securities, such distributions will generally be subject to tax if such stockholder would otherwise be subject to tax on any gain from the sale or disposition of its Securities, as described below. If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the same rate as dividends. Amounts so withheld, however, are refundable or creditable against U.S. Federal tax liability if it is subsequently determined that such distribution was, in fact, in excess of current and accumulated earnings and profits of the Company, unless the non-U.S. stockholder is otherwise subject to U.S. Federal income tax.

  For any year in which the Company qualifies as a REIT, distributions to a non-U.S. stockholder that are attributable to gain from the sales or exchanges by the Company of "United States real property interests" will be treated as if such gain were effectively connected with a United States trade or business and will thus be subject to tax at the normal capital gain rates applicable to U.S. stockholders (subject to applicable alternative minimum tax) under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a foreign corporate stockholder not entitled to a treaty exemption. The Company is required to withhold 35% of any distribution that could be designated by the Company as a capital gains dividend. This amount may be credited against the non-U.S. stockholder's FIRPTA tax liability.

  Gain recognized by a non-U.S. stockholder upon a sale of its Securities will generally not be subject to tax under FIRPTA if the Company is a "domestically controlled REIT," which is defined generally as a REIT in which at all times during a specified testing period less than 50% in value of its shares were held directly or indirectly by non-U.S. persons. Because only a minority of the Shareholders are non-U.S. stockholders, the Company expects to qualify as a "domestically controlled REIT." Accordingly, a non-U.S. stockholder should not be subject to U.S. tax from gains recognized upon disposition of the Securities, provided that such gain is not effectively connected with the conduct of a United States trade or business and, in the case of an individual stockholder, such holder is not present in the United States for 183 days or more during the year of sale and certain other requirements are met.

  Under temporary United States Treasury regulations, United States information reporting requirements and backup withholding tax will generally not apply to dividends paid on the Securities to a non-U.S. stockholder at an address outside the United States. Payments by a United States office of a broker of the proceeds of a sale of the Securities is subject to both backup withholding at a rate of 31% and information reporting unless the holder certifies its non-U.S. stockholder status under penalties of perjury or otherwise establishes an exemption. Information reporting requirements (but not backup withholding) will also apply to payments of the proceeds of sales of the Securities by foreign offices of United States brokers, or foreign brokers with certain types of relationships to the United States, unless the broker has documentary evidence in its records that the holder is a non-U.S. stockholder and certain other conditions are met, or the holder otherwise establishes an exemption.

  Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be refunded or credited against the non-U.S. stockholder's U.S. Federal income tax liability, provided that the required information is furnished to the IRS.

  These information reporting and backup withholding rules are under review by the United States Treasury and their application to the Securities could be changed by future regulations.

STATE AND LOCAL TAXES

  The tax treatment of the Company and the Shareholders in states having taxing jurisdiction over them may differ from the federal income tax treatment. Accordingly, no discussion of state taxation of the Company and the Shareholders is provided nor is any representation made as to the tax status of the Company in such states. All investors should consult their tax advisors as to the treatment of the Company under the respective state tax laws applicable to them.

                              PLAN OF DISTRIBUTION

  The Company may sell the Securities to one or more underwriters for public offering and sale by them or may sell the Securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the Securities will be named in the applicable Prospectus Supplement.

  Underwriters may offer and sell the Securities at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as the Company's agents to offer and sell the Securities upon the terms and conditions as are set forth in the applicable Prospectus Supplement. In connection with the sale of Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

  Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

  If so indicated in the applicable Prospectus Supplement, the Company will authorize dealers acting as the Company's agents to solicit offers by certain institutions to purchase Securities from the Company at the offering price set forth in such Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except
(i) the purchase by an institution of the Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and
(ii) if the Securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of the Securities less the principal amount thereof covered by Contracts. Agents and underwriters will have no responsibility in respect of the delivery or performance of Contracts.

  Certain of the underwriters, if any, and their affiliates may be customers of, engage in transactions with and perform services for the Company in the ordinary course of business.

  This Prospectus may also be used in registered resales by holders of shares of Common Stock as described in this paragraph. Any profits realized on sales pursuant to this Prospectus by holders of such shares may be regarded as underwriting compensation. Such sales may be made on the NYSE, in the over-the-counter market or in privately negotiated transactions. The Company has an agreement with Harris Trust and Savings Bank, as Trustee for Ameritech Pension Trust, which is not affiliated with the Company, to supply it with a prospectus for the purpose of selling up to 31,200 shares of convertible Preferred Stock issued by the Company in connection with the acquisition of a limited partnership interest in a partnership in which the Company is also a general partner, or the shares of Common Stock issuable upon conversion of such convertible Preferred Stock. This convertible Preferred Stock is convertible into up to an estimated 1,733,334 shares of Common Stock. For a description of the terms of the convertible preferred stock, see "Description of Preferred Stock--Outstanding Preferred Stock." This Prospectus may also be used for registered resales by the officers of the Company who received Common Stock in the Merger listed in the following table:


                                                                         SHARES OF    SHARES OF
                                                        SHARES OF      COMMON STOCK  COMMON STOCK
                                                       COMMON STOCK        BEING     BENEFICIALLY
                                                       BENEFICIALLY     REGISTERED   OWNED AFTER
             NAME              TITLE                     OWNED(1)      FOR RESALE(1)  RESALE(1)
             ----              -----                   ------------    ------------- ------------
 Ronald L. Havner, Jr........  Senior Vice President
                                and Chief Financial
                                Officer                   90,798(2)       40,000        50,798(2)
 David Goldberg..............  Senior Vice President
                                and General Counsel       99,744(2)(3)    40,000        59,744(2)(3)
 John Reyes..................  Vice President and
                                Controller                21,832(2)       12,500         9,332(2)
 David P. Singelyn...........  Vice President             14,499(2)        4,167        10,332(2)
 Jill L. Webster.............  Vice President             10,651(2)        2,500         8,151(2)

--------
(1) Represents less than 1% of the outstanding Common Stock.

(2) Includes the following number of shares of Common Stock which the following persons have the right to acquire under outstanding stock options that are vested or will vest within 60 days: Havner--14,833, Goldberg--30,833, Reyes--9,332, Singelyn--8,332 and Webster--7,666.

(3) Includes 1,682 shares of Common Stock which can be acquired upon the conversion of 1,000 shares of convertible preferred stock owned by Mr. Goldberg.

                                 LEGAL OPINIONS

  David Goldberg, senior vice president and general counsel of the Company, has delivered an opinion to the effect that the securities offered by this Prospectus will be validly issued, fully paid and nonassessable. Hogan & Hartson L.L.P., Washington, D.C., has delivered an opinion as to the status of the Company as a REIT. Mr. Goldberg owns 67,229 shares of Common Stock, 1,000 shares of convertible preferred stock and 500 shares of Senior Preferred Stock, and has options to acquire an additional 62,500 shares of Common Stock. See "Certain Federal Income Tax Considerations."

                                    EXPERTS

  The consolidated financial statements of the Company for the year ended December 31, 1994 incorporated by reference in this Prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report with respect thereto. The following have also been audited by Ernst & Young LLP as set forth in their reports with respect thereto: (i) the financial statements of Public Storage Properties VII, Inc. which is included in the Registration Statement on Form S-4 (No. 33-58893) of Storage Equities, Inc.,
(ii) the combined statements of assets, liabilities and deficit of the property management and advisory businesses of Public Storage, Inc. as of December 31, 1994 and 1993 and the related combined statements of operations and cash flows for each of the three years in the period ended December 31, 1994, and our report dated July 10, 1995 on the combined summaries of historical information relating to real estate interests to be acquired for each of the three years in the period ended December 31, 1994 which are included in the Current Report on Form 8-K, as amended by a Form 8-K/A, each dated June 30, 1995, of Storage Equities, Inc., and (iii) the combined statements of assets, liabilities and equity of the property management and advisory businesses and real estate assets of Public Storage, Inc. as of December 31, 1994 and 1993 and the related combined statements of operations and cash flows for each of the three years in the period ended December 31, 1994 which are included in the Current Report on Form 8-K dated November 16, 1995, of Public Storage, Inc. Such financial statements are incorporated herein in reliance upon such reports given upon the authority of such form as experts in accounting and auditing.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS, IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS SUPPLE-MENT AND THE ACCOMPANYING PROSPECTUS, AND, IF GIVEN OR MADE, ANY SUCH INFORMA-TION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER, DEALER OR AGENT. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLIC-ITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PRO-SPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                            PAGE
                                                                            ----
Prospectus Supplement Summary..............................................  S-3
Use of Proceeds ........................................................... S-11
Recent Developments........................................................ S-11
Capitalization............................................................. S-12
Selected Financial Information............................................. S-13
Management's Discussion and Analysis of Financial
 Condition and Results of Operations....................................... S-15
Business................................................................... S-28
Management................................................................. S-36
Description of Preferred Stock and Depositary Shares....................... S-39
Underwriting............................................................... S-46
Legal Opinions ............................................................ S-47

                                  PROSPECTUS

Available Information......................................................    2
Incorporation of Certain Documents by Reference............................    2
The Company................................................................    3
Risk Factors...............................................................    4
Use of Proceeds............................................................    9
Ratio of Earnings to Fixed Charges.........................................    9
Description of Common Stock and Class B Common Stock.......................   10
Description of Preferred Stock.............................................   13
Description of the Depositary Shares.......................................   18
Description of Warrants....................................................   21
Certain Federal Income Tax Considerations..................................   22
Plan of Distribution.......................................................   33
Legal Opinions.............................................................   34
Experts....................................................................   35

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


                               6,000,000 SHARES

                             PUBLIC STORAGE, INC.

                               Depositary Shares
                    Each Representing 1/1,000 of a Share of
                  8.45% Cumulative Preferred Stock, Series H

                         [LOGO OF PUBLIC STORAGE](R)

                                ---------------
                             PROSPECTUS SUPPLEMENT
                               January 22, 1996
                                ---------------

                               SMITH BARNEY INC.

                           PAINEWEBBER INCORPORATED

                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                      PRUDENTIAL SECURITIES INCORPORATED

                         ROBERTSON, STEPHENS & COMPANY

                      THE ROBINSON-HUMPHREY COMPANY, INC.


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------